As Filed with the Securities and Exchange Commission on July 8, 2013

File No. 001-35921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

MIRATI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2693615
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation)

9363 Towne Centre Drive, Suite 200
San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 858-332-3410

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value	The NASDAQ Stock Market, LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10, or the Registration Statement, to register our common stock, par value $0.001 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a Smaller Reporting Company, as such term is defined by Rule 12b-2 of the Exchange Act. We are also an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act. For implications of our status as smaller reporting company and as an emerging growth company, please see the section titled “Risk Factors” in Item 1A. of this Registration Statement.

On May 8, 2013, we entered into an arrangement agreement with MethylGene Inc., a corporation incorporated under the Canada Business Corporations Act, or MethylGene Canada.  Subject to the terms and conditions of the arrangement agreement, the securityholders of MethylGene Canada received one share of our common stock in exchange for every 50 shares of MethylGene Canada pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act, or the Arrangement. In addition, all outstanding options and warrants to purchase common shares of MethylGene Canada became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate increase was made to the exercise price or conversion price, as applicable. Upon consummation of the Arrangement, MethylGene Canada became our wholly-owned subsidiary. The shares of our common stock issued upon the consummation of the Arrangement were issued in reliance upon the exemption from registration under Section 3(A)(10) of the Securities Act. The Arrangement received court and shareholder approval and closed on June 28, 2013. All share numbers, share prices, and exercise prices have been retroactively adjusted in this Registration Statement to reflect the consummation of the Arrangement.

Unless otherwise mentioned or unless the context requires otherwise, when used in this Registration Statement, the terms “Mirati Therapeutics, Inc.,” “Company,” “we,” “us,” and “our” refer to Mirati Therapeutics, Inc., a Delaware corporation and MethylGene Canada on a consolidated basis.  In this Registration Statement, references to “CND$” and “Canadian dollars” are to the lawful currency of Canada and references to “$” and “US$” and “U.S. dollars” are to the lawful currency of the United States. Except as otherwise noted, all dollar amounts herein are in U.S. dollars.

Except as otherwise noted, all amounts referred to in this Registration Statement as “US$                , as converted” shall mean the U.S. dollar amount applying the conversion rate from Canadian dollars (1) in the case of equity issuances, as of the date of such grant, (2) in the case of compensation amounts, using the average weekly or monthly rates as of the date of payment, (3) in the case of the accompanying consolidated financial statements or any amounts derived from them, in accordance with our accounting policies described in Note 2 to the accompanying consolidated financial statements for the year ended December 31, 2012, beginning on page F-1, or (4) in the case of non-historical dollar amounts, as of March 31, 2013.

Our logo, “MethylGene”, and “Mirati Therapeutics” are unregistered trademarks or service marks of Mirati Therapeutics, Inc., and are our property.  This Registration Statement also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

Statements in this Registration Statement that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,”  “will,” “would” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth under “Risk Factors” including, in particular, risks relating to:

•                  the results of research and development activities;

•                  uncertainties relating to preclinical and clinical testing, financing and strategic agreements and relationships;

•                  the early stage of products under development;

•                  our need for substantial additional funds;

•                  government regulation;

•                  our ability to obtain and maintain regulatory approval of our lead product candidate, MGCD265, and any of our other future product candidates, and any related restrictions, limitations, and/or warnings in the label of any approved product candidate;

•                  our ability to obtain funding for our operations;

•                  our ability to retain key scientific or management personnel;

•                  patent and intellectual property matters;

•                  dependence on third party manufacturers; and

•                  competition.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly-changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission, or the SEC, this Registration Statement on Form 10.  We do not currently file periodic reports with the SEC.  When this Registration Statement becomes effective, we will be required to file periodic reports, proxy statements, information statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room.  Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Our internet website address is http://www.methylgene.com. Information contained on our website does not constitute part of this Registration Statement. When this Registration Statement becomes effective, we will make available, through a link to the SEC’s website, electronic copies of the documents we file with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by executive officers, directors and 10% stockholders and amendments to those reports).

Item 1. Business.

General

We are a biopharmaceutical company primarily engaged in the development and commercialization of novel therapeutics for the treatment of cancer. Our compounds result from internal chemistry efforts targeting the active sites of enzymes that are key drivers of tumor growth. Our lead program in clinical development is MGCD265, a multi-targeted small molecule kinase inhibitor for treatment of oncology patients with solid tumors. Kinases are enzymes that are involved in transmitting biological signals within a cell by a reaction known as phosphorylation. We are also evaluating development opportunities for pipeline programs for the treatment of cancer.  Our common shares have been listed on the Toronto Stock Exchange since June 29, 2004 under the ticker symbol “MYG”.

Corporate History

We were incorporated under the laws of the State of Delaware on April 29, 2013.  We are a holding company and primarily conduct our operations through MethylGene Inc., a corporation incorporated under the Canada Business Corporations Act, or MethylGene Canada.  On May 8, 2013, we entered into an Arrangement with MethylGene Canada. Subject to the terms and conditions of the Arrangement, the securityholders of MethylGene Canada received one share of our common stock in exchange for every 50 shares of MethylGene Canada pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. In addition, all outstanding options and warrants to purchase common shares of MethylGene Canada became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate increase was made to the exercise price or conversion price, as applicable. Upon consummation of the Arrangement on June 28, 2013, MethylGene Canada became our wholly-owned subsidiary.  The primary motivations to enter into the Arrangement were to potentially increase trading liquidity and have better access to capital, while reducing the U.S. tax burdens of our significant stockholders. We were also motivated to enhance our U.S. profile with U.S. investors and to be better positioned to attract and retain key personnel.

9222-9129 Québec Inc., formerly MethylGene Inc., or Old MethylGene, was incorporated under Part IA of the Companies Act (Québec) by articles of incorporation dated December 13, 1995.  Old MethylGene was party to a court approved arrangement, effective May 19, 2010, under the Companies Act (Québec) involving 1819400 Ontario Inc., 1815303 Ontario Limited, 7503466 Canada Inc. and 7503547 Canada Inc.  As part of this arrangement, among other things, 7503466 Canada Inc. and 7503547 Canada Inc. were amalgamated to form MethylGene Canada, which carried on the business of Old MethylGene.  We refer to this transaction as the Canadian Arrangement.

The following briefly describes key events since January 1, 2010 in our business.

2010

Our research and license collaboration agreement with Otsuka Pharmaceutical Co., Ltd., or Otsuka, originally entered into in March 2008, for the development of novel, small molecule kinase inhibitors for the local delivery and treatment of ocular diseases, excluding cancer, was extended in April 2010 to September 2010 and was further extended in June 2010 to June 2011. These extensions provided us with an additional $2.07 million in research funding and brought the total potential revenues under the agreement to $58.5 million, including potential milestones of $50.5 million.

In May 2010, following approval by our stockholders, we completed the Canadian Arrangement which provided us with financing of up to $8.7 million, of which $6.9 million was received at the closing.

2011

In October 2011, we announced that the Investigational New Drug, or IND, application we had submitted to the U.S. Food and Drug Administration, or FDA, on September 17, 2011 was activated for initiation of a Phase II clinical trial for MGCD290, our antifungal Hos2 inhibitor, in patients with vulvovaginal candidiasis, or VVC, more commonly known as vaginal yeast infection.

In June 2011, the research component of our research and license collaboration agreement with Otsuka ended.  Upon completion of certain regulatory milestones in the future, we are entitled to receive pre-determined milestone payments and royalties upon commercialization of a compound by Otsuka under this agreement. Otsuka had previously extended the research collaboration, and we have received US$4.5 million of research funding under this agreement.

In April 2011, we closed a private placement for gross proceeds of $35.7 million.  We issued a total of 5,549,895 units at a subscription price of CND$6.22 (or US$6.42, as converted), with each unit consisting of one common share and thirty one-hundredths (0.30) of a common share purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of CND$7.46 (or US$7.71, as converted) (representing 120% of the market price). This includes the conversion of convertible debentures we issued in March 2011 to two co-lead investors for each to acquire 61,561 units for $391,934.  The issuance costs of the units were $2.0 million.

In March 2011, we concluded a resiliation agreement pursuant to an Agreement of Lease, dated December 13, 2002, by and between MethylGene Canada and GE Q-Tech Real Estate Holdings Inc., as successor in interest to Societe Immobiliere Technologique de Montreal Inc., for a term of 10 years beginning January 1, 2003, whereby we made a lump-sum payment of $645,622 (including taxes) and the lessor provided us with an irrevocable release from all further obligations under the lease. Furthermore, the lessor returned, for cancellation, the letter of guarantee related to the lease in the amount of $356,276. We provided a third party with whom we shared expenses for this lease with an irrevocable release for all its obligations pertaining to the lease upon receipt of $323,326, including taxes, from the third party.

2012

In November 2012, we closed a private placement for gross proceeds of $26.1 million.  We issued a total of 3,593,819 units at a subscription price per unit of CND$7.25 (or US$7.28 as converted) with each unit consisting of one common share and thirty one-hundredths (0.30) of a common share purchase warrant, exercisable until November 21, 2017 at an exercise price of CND$8.70 (or US$8.73, as converted) (representing 120% of the subscription price).  The issuance costs of the units were $1.3 million.

2013

In March 2013, we announced the results of our Phase II clinical trial (trial 290-005) of MGCD290 plus fluconazole versus fluconazole alone in moderate to severe VVC. In this trial, a single oral dose of MGCD290 (540mg), in combination with a single oral dose of fluconazole (150 mg), failed to improve the rate of therapeutic cure versus a single oral (150 mg) dose of fluconazole alone.  While we continue to analyze the data and results of that trial, we intend to explore whether there may be external interest in developing the MGCD290 program.

Product Candidate

The following chart depicts the currents state of our oncology programs:

Our lead clinical stage product candidate is MGCD265, an oral small molecule, multi-targeted kinase inhibitor for oncology. MGCD265 is in Phase I/II clinical development. MGCD265 is a novel, rationally designed, orally administered small molecule with nanomolar potency against Met, Axl and 3 vascular endothelial growth factor receptors 1, 2 and 3, or (VEGFR 1, 2 and 3). These targets of MGCD265 are receptor tyrosine kinases, or (RTKs), associated with tumorigenesis, unrestricted cellular proliferation, angiogenesis (a process whereby new blood vessels are formed to nourish the tumors), tumor cell metastasis and survival.

Met is a tumor marker and increased expression, activation and/or mutation of Met in tumors is associated with poor prognosis and is implicated in the tumorigenesis of multiple cancer types including non-small cell lung cancer , or NSCLC, liver, renal cell, gastric, prostate, colorectal, bladder, breast and ovarian. Activation of Met mediates resistance to other anti-cancer agents such as epidermal growth factor receptor, or EGFR, inhibitors and anti-angiogenesis inhibitors.

AXL is an oncogenic RTK that is over-expressed in multiple tumor types including NSCLC, renal cell, gastric, esophageal, head and neck, ovarian and liver cancers and is associated with poor prognosis. We believe that MGCD265 has the potential to be a first-in-class Axl inhibitor for the treatment of patients whose tumors have increased expression of Axl.

VEGFR 1, 2, and 3 are receptors on endothelial cells which mediate the growth of tumor infiltrating blood vessels.  Inhibitors of VEGF-R such as bevacizumab, sorafenib and axitinib are members of an established class of anti-cancer agents and are approved for the treatment of a wide variety of cancers including colorectal, renal cell, lung and/or hepatocellular carcinoma, or HCC.

Thus, by inhibiting a selected group of RTKs (Met, Axl and VEGFRs), MGCD265 is designed to inhibit specific cancer-driving targets with potentially complimentary mechanisms of action.

In preclinical studies, MGCD265 monotherapy demonstrated excellent activity in a variety of tumor types. Synergistic anti-cancer activity was demonstrated when MGCD265 was combined with other anti-cancer agents such as EGFR inhibitors and taxanes. Safety in pre-clinical models was favorable and anti-cancer activity was shown to be superior to leading multi-targeted kinase inhibitors in some models.

Phase I and Phase I/II clinical trials are underway using the agent as monotherapy and in combination with select anti-cancer agents.  The protocols for these two studies allow for expansion cohorts to begin enrollment as soon as the maximum tolerated dose, or MTD, is defined.  Single-arm, Phase II-type expansion cohorts will begin accruing once the MTD is identified.  The patients to be enrolled in the expansion cohorts will be selected based on their unmet medical need and their over expression of RTKs that are inhibited by MGCD265.

The first cohort will consist of patients with refractory metastatic renal cell carcinoma (mRCC).  Patients with mRCC who have failed prior treatment with RTK’s have been shown to over express Met and often over express Axl.

The second cohort will include patients with NSCLC who have failed standard of care chemotherapy and who over expresses Met.  NSCLC patients are also known to over express Axl and may be responsive to angiogenesis inhibitors such as VEGFR kinase inhibitors.

The third patient population has hepatocellular cancer, a type of liver cancer, which may over express Met and have failed prior treatment with sorafenib. These patients have no approved treatment options and may be more likely to respond to a Met inhibitor and may benefit from VEGFR inhibition.

The final cohort would include patients with gastric cancer or squamous cell carcinoma of the head and neck who over express Met and who have failed prior standard of care chemotherapy.  These patients have no approved therapeutic options. These expansion cohorts will inform our plans for future randomized, placebo-controlled Phase II clinical trials.

Pipeline Programs

Our pipeline programs include mocetinostat (previously referred to as MGCD0103) and MGCD516. Mocetinostat is an orally available, isoform selective histone deacetylase, or HDAC, inhibitor that we have evaluated in multiple Phase I and Phase II clinical trials for the treatment of hematological malignancies and solid tumors. Histones are protein components of the structural architecture of DNA that are modified by the addition of acetyl groups to make genes more accessible to activation. A deacetylase is an enzyme that removes the acetyl groups, causing the histones to wrap the DNA more tightly, preventing gene activation. We are evaluating plans for development of this agent in combination with azacitidine for the treatment of patients with intermediate and high risk myelodysplastic syndromes, or MDS. Prognosis for the intermediate and high-risk category of MDS patients is poor and there is a need for treatments that will improve clinical outcomes. Further, there are no approved therapies for the treatment of patients in whom azacitidine treatment failed. We believe that the combination of these two epigenetic agents may represent a beneficial combination therapy for patients with MDS.  MGCD0103 was previously subject to an agreement with Celgene Corporation (formerly Pharmion Corporation) which was terminated in January of 2009.  Prior to the termination, MGCD0103 had been studied by both us and Celgene in over 400 patients and showed promising single agent activity in Hodgkin’s and Non Hodgkin’s lymphomas, and in combination with azacitadine in patients with MDS.

MGCD516 is a multi-targeted kinase inhibitor for cancer currently in preclinical development. Pre-clinical development activities suggest that MGCD516 has a promising profile of kinase inhibition, including Met, VEGFR, Tie2, AXL, Eph and RET.  The MGCD516 program is ready for IND enabling studies with the potential to initiate Phase I clinical development in early 2014.

MGCD290

In March 2013, we announced the results of our first human efficacy trial (trial 290-005) of MGCD290 plus fluconazole versus fluconazole alone in moderate to severe VVC. In this study, a single oral dose of MGCD290 (540mg), in combination with a single oral dose of fluconazole (150mg), failed to improve the rate of therapeutic cure versus a single oral (150mg) dose of fluconazole alone.  While we continue to analyze the data and results of that trial, at the present time we do not expect to prioritize development of MGCD290 internally and we will explore whether there may be external interest in the program.

Industry

Oncology Therapeutics Market

According to the American Cancer Society, cancer is the second leading cause of death in the United States behind cardiovascular disease. They estimated that in the United States, 1,638,910 new cancer cases were expected to be diagnosed and 577,190 patients were expected to die of the disease in 2012. According to the Canadian Cancer Society, in Canada, the 2012 figures are 186,400 and 75,700 respectively.  The following chart depicts the estimated new cancer cases and deaths for several solid tumor indications in the United States and Canada.

Estimated New Cases of and Death by Cancer in the United States and Canada in 2012

	United States(1)		Canada(2)
Cancer Site	Estimated New Cases	Estimated Deaths	Estimated New Cases	Estimated Deaths
Lung(3)	226,160	160,340	25,600	20,600
Renal	64,770	13,570	5,600	1,700
Colon(4)	143,460	51,690	23,300	8,900
Bladder	73,510	14,880	7,800	1,850
Breast	229,060	39,920	22,900	5,100
Ovarian	22,280	15,500	2,600	1,750
Prostate	241,740	28,170	26,500	4,100
Lymphomas	79,190	20,130	8,740	2,800	(5)
Leukemias	47,150	23,540	5,600	2,600

(1) Source:  Cancer Facts & Figures 2012, American Cancer Society.

(2) Source:  Canadian Cancer Statistics 2012, Canadian Cancer Society.
(3) Source:  Cancer Facts & Figures 2012. Estimates include lung and bronchus combined.
(4) Source:  Cancer Facts & Figures 2012. Estimates include colon and rectal cancers combined.

(5) Source:  Canadian Cancer Statistics 2012. Estimate includes only non-Hodgkin’s lymphoma.

MGCD265 Market Overview

The commercial successes of leading small molecule kinase inhibitor oncology therapeutics, serve as evidence of the effective use of small molecule kinase inhibitors for targeted treatment of cancer. BCC Research data indicates that the global kinase inhibitor market was $29.1 billion in 2011, and is expected to reach $40.2 billion by 2016. The following table lists retail sales figures and prescriptions filled for selected small molecule kinase inhibitors.

2012 Worldwide Retail Sales Figures of Selected Small Molecule Kinase Inhibitors

Brand Name	2012 Worldwide Sales(1) (in millions)
Gleevec	$4,675
Tarceva	$1,401
Sutent	$1,236
Sprycel	$1,019
Tykerb	$380
Nexavar	$1,046	(3)
Zelboraf(2)	$249
Xalkori(2)	$123

(1) Source: Thomson Pharma

(2) Launched in 2011

(3) Assumes exchange rate as of December 31, 2012

Although many tumor types may respond to treatment with MGCD265, four are of particular relevance to demonstrate the clinical activity of MGCD265. The selection of these indications is based on the expression or over expression of markers such as c-Met, VEGFR and Axl. Key features of these markets are shown in the table below.

Estimated Worldwide Market Size of Certain Cancer Therapies

Indication	Supporting Rationale	Precedents for Success of a Targeted Therapy	Estimated Market Size (United States, Europe and Japan)
Renal Cell Carcinoma	Over expression of Met, VEGF, Axl	VEGFR / RTK inhibitors: sunitinib, sorafenib, axitinib, bevacizumab/IFN	$ $	1.6B in 2011 2.0B in 2021(1)
Lung Cancer	Over expression of Met, VEGF and Axl	Met inhibitor onartuzumab (MetMab) in ph II (including patient selection) VEGFR inhibitor bevacizumab in ph III	$ $	4.6B in 2011 5.9B in 2021(2)

Liver Cancer	Over expression of Met, VEGF and Axl	Met inhibitor tivantinib in ph II (including patient selection) RTK inhibitor sorafenib (Phase III)	$ $	380M 2009(4) 2B projected 2015(3)(4)
Gastric Cancer	Over expression of Met, VEGF	HGF inhibitor rilotumumab in ph II (including patient selection)	$ $	1.1B in 2011 2.3B in 2021(5)

(1) Decision Resources, 2012

(2) Decision Resources, 2012

(3) Source: Global Industry Analysts Inc. 2010, Global Data 2010

(4) Worldwide Market Size

(5) Decision Resources, 2012

Mocetinostat Market Overview

The use of HDAC inhibitors for the treatment of cancer continues to draw interest following FDA approval of two agents for T-cell lymphoma. Our clinical studies with mocetinostat indicate that this agent may have promising activity in hematological malignancies such as lymphomas and leukemias. Indications currently under consideration include MDS, Hodgkin’s lymphoma, or HL, and non-Hodgkin’s lymphomas, or NHL, (including diffuse large B-cell and follicular lymphoma).

MDS is a complex disease, divided into subgroups with differing therapy objectives. In high risk MDS, there are three different therapies available: (1) hypomethylating agents (such as azacitidine), (2) intensive chemotherapy and (3) allogeneic stem-cell transplantation. Allogeneic stem cell transplantation is restricted to patients with excellent performance status and an appropriate donor.  It is not appropriate for elderly patients over 70 years of age with poorer performance status, which is the population mainly affected by MDS. Prognosis for high risk MDS patients is poor, and there is a significant medical need for therapeutic regimens that will improve clinical outcomes. According to the National Comprehensive Cancer Network, the incidence of MDS among patients over 70 years of age is estimated at 22 to 45 cases per 100,000 people per year.

HL is most common among adolescents and young adults. Treatments usually include chemotherapy, radiation and stem cell transplantation. Chemotherapy followed by consolidation radiation therapy is the most effective treatment for early-stage HL. Current approaches seek to balance efficacy against risk of long term complications such as cardiac disease and other types of cancer. Patients with refractory HL have few therapeutic options. Such patients are usually treated with high dose chemotherapy followed by stem cell transplant and brentuximab vedotin (anti-CD30 conjugated to cytotoxin).

NHL (including the aggressive diffuse large B-cell lymphoma and follicular lymphoma) is the most common form of blood cancer. The National Cancer Institute estimates that 70,000 patients will be diagnosed each year and that the incidence has grown annually over the past ten years. Aggressive NHL is treated with rituximab (anti-CD20) plus chemotherapy which is effective in about 67% of cases, but relapsed or refractory aggressive NHL has a poor outlook with limited therapeutic options.

Clinical Product Candidate MGCD265 Multi-targeted Kinase Inhibitor for Oncology

MGCD265 is a rationally designed, orally-available, potent small molecule multi-tyrosine kinase inhibitor of Met, Axl and 3 VEGFR RTKs in development for the treatment of cancer.

RTKs are a family of kinases involved in the transmission of signals that regulate the expression of many genes including those that control cell growth and cell division. RTKs may be inappropriately regulated in cancerous tissues resulting in controlled tumor cell growth. MGCD265 is an ATP-competitive small molecule kinase inhibitor that binds to the active site of the kinase, preventing signal transmission. MGCD265 potently inhibits Met, Axl and VEGF-R 1, 2 and 3, and also inhibits the Tie-2 and Ron RTKs. These kinases have been shown to play key roles in tumor development, tumor survival, tumor escape and blood vessel formation (angiogenesis).

MGCD265 has a unique spectrum of activity against RTKs, including the kinase targets Met, Axl and

VEGFR 1, 2 and 3. It also showed little to no activity against a panel of over 400 other RTKs. We believe this profile provides MGCD265 the following potential advantages:

•                  reduced risk of side effects due to off-target activity;

•                  therapeutic action against an underserved and novel target (Axl);

•                  an opportunity to select for patients that express specific markers allowing a predictive and tailored therapeutic strategy (companion diagnostics); and

•                  an efficient clinical design structure (trial enrichment).

Background

The Met receptor is a protein that is found on the cell’s surface. When not properly regulated (i.e. over active) it plays a key role in the growth, survival and metastasis of various types of cancers. The Met target has become one of intense scientific and pharmaceutical interest because of its direct involvement in tumor cell survival and angiogenesis. Met expression is elevated in several major tumor types including NSCLC, gastric cancer, RCC and HCC and is associated with poor prognosis. Met activation may also be associated with resistance to EGFR inhibitors such as Tarceva and Iressa. In tumors with Met over expression, persistent activation of EGFR-dependent signals may be sustained constituting an escape mechanism leading to EGFR-inhibitor resistance. Inhibition of both the Met and VEGFR targets appears to effectively block the Met-driven escape mechanism used by tumor cells when treated with other targeted cancer therapies.

Axl is an RTK expression of which has been shown to be correlated with clinical stage and lymph node status in NSCLC.  Recent data has also shown that Axl is involved in the mechanism of resistance to EGFR inhibitors such as Tarceva. Axl is expressed in other tumor types and may be a significant driver in RCC, ovarian, pancreatic and other tumors.

The illustration below depicts the multiple roles of Met, Axl and VEGFRs in tumorigenesis, as well as the roles of other key RTKs.

Mechanism of Action of RTKs in Tumorigenesis

MGCD265 Preclinical Development

Our preclinical experiments, in a variety of in vivo tumor models, have demonstrated that MGCD265 has relatively low toxicity and in many cases appears equal or more potent in vivo than some of the leading multi-targeted kinase inhibitors which have recently been approved or are in clinical trials, including Sutent, Nexavar, Xalkori and Zactima.

MGCD265 Clinical Trials

In January 2008, we announced that the IND application which Old MethylGene submitted to the FDA on December 20, 2007 was approved for initiation of a Phase I clinical trial for MGCD265 for treatment of oncology patients with advanced malignancies.

In December 2011, we completed a Phase I clinical trial of intermittent dosing of MGCD265 in patients with advanced malignancies (Trial 265-102 and one single dose bioavailability study of MGCD265 in healthy volunteers, Trial 265-105).  Another Phase I clinical trial (Trial 265-101, continuous dosing) and a Phase I/II clinical trial of MGCD265 in combination with docetaxel or erlotinib (Trial 265-103) are ongoing.  All clinical trials in cancer patients were designed to enroll adult patients with advanced or unresectable malignancies that are refractory to standard therapy and/or are unlikely to benefit from standard or existing therapies.

Three schedules of continuous dosing of MGCD265 were evaluated sequentially in the ongoing monotherapy and combination studies: once daily (QD), twice daily (BID) and three times daily (TID).  MGCD265 has been generally well tolerated at all doses and schedules tested to date, both as monotherapy and in combination with either docetaxel or erlotinib.

Trial 265-101: Phase I Clinical Trial Evaluating MGCD265 in Solid Tumors (Ongoing)

Trial 265-101 is an ongoing Phase I, open-label, dose escalating clinical trial in patients with advanced solid tumors. In this trial, MGCD265 is administered orally every day in repeated 21-day cycles. The primary objective is to determine the safety profile including the MTD and corresponding maximum tolerated exposure and the dose-limiting toxicities, or DLTs, of MGCD265. As of February 11, 2013, 78 patients have been enrolled. Data is available for 76 patients who were treated with MGCD265 in doses escalating from 24 mg/m(2) QD to the current flat dose of 600 mg TID. Nine patients achieved stable disease for more than four months and up to nine months. One of these patients, who had squamous cell cancer, experienced a partial response after ten cycles of treatment based on one target axillary lesion. The non-target bone lesions remained stable. To date, the safety profile continues to be favorable in this ongoing Phase I program. Adverse events have been mostly mild. The most frequent treatment-related adverse events, observed in greater than 10% of patients, or grade 3 adverse events occurring in more than one patient, are summarized in the table below. Additional cycle 1 DLTs in this clinical trial include pituitary hemorrhage in a patient with a previously undiagnosed pituitary adenoma (n=1), grade 2 hypertension (per protocol definition) (n=1), and increased AST (n=1). No grade 4 toxicities have been reported.

Adverse Events Observed in MGCD265 Monotherapy
Monotherapy 265-101 (n=76)

Most frequent treatment-related adverse events (>10%, all grades)		AEs of Grade 3 occurring in > 1 patient
Diarrhea	49%	Diarrhea	n=3 (DLT n=1)
Fatigue	29%	Fatigue	n=3 (DLT n=1)
Nausea	26%	Lipase elevation	n=2 (DLT n=1)
Anorexia	22%	Alk phosphatase elevation	n=2
Vomiting	20%

Source: Mirati Therapeutics, Inc.

Trial 265-102: Phase I Clinical Trial Evaluating MGCD265 in Solid Tumors (Complete)

In December 2011, we completed an open label Phase I clinical trial with dose-escalation of MGCD265 in patients with advanced solid tumors. We enrolled 47 patients with advanced solid tumors in this clinical trial. Oral MGCD265 was administered intermittently on alternating weeks in repeating 28-day cycles. The primary objectives were to determine the safety profile including the MTD and DLTs of MGCD265. MGCD265 was administered once a day or QD in the initial cohorts and then twice daily, or BID, in the last two cohorts with increased exposure following the introduction of the BID schedule. MGCD265 was found to have a terminal half-life of approximately 23 hours. Exposure on the QD schedule appeared to increase with increasing doses from 24 mg/m2 up to 96 mg/m2 and with a more modest increase in exposures thereafter. Patients received doses up to 340 mg/m2. Four patients (papillary renal cell, sarcomatoid bladder, neuroendocrine, and head & neck cancers) had prolonged stable disease (range: ~4-10.5 months). The patient with sarcomatoid bladder cancer was stable for 7.5 months and exhibited decreases in Met and phospho-Met protein expression, as well as a change in intact vascular structures, in a post-treatment biopsy sample. The most frequent treatment-related adverse events, occurring in greater than 10% of patients, included diarrhea (32%), nausea (28%), and fatigue (26%). Most of these adverse events were reported as grade 1 or 2 in severity. The observed DLTs were grade 3 mood alteration (n=1) and grade 3 fatigue in the same patient and grade 3 hemoptysis (n=1) all at the dose of 170 mg/m2 BID (n=6). An additional grade 3 adverse event of increased lipase was also reported at a dose of 192 mg/m2 (n=1).

Therefore, the previously tested dose level of 128 mg/m2 BID was determined to be the MTD. In conclusion, this clinical trial indicates that MGCD265 is safe and well tolerated when using the intermittent schedule of administration. As MGCD265 was administered safely at doses higher than 170 mg/ m2 in other studies, the continuous schedule has been chosen for further evaluation.

Trial 265-103: Phase I/II Clinical Trial Evaluating MGCD265 in Combination with erlotinib (Tarceva) or docetaxel (Taxotere) (Ongoing)

This dose-escalating Phase I/II clinical trial is evaluating MGCD265 in combination with the approved anticancer agents docetaxel (Taxotere) and erlotinib (Tarceva). The study consists of two parallel arms to evaluate multiple ascending doses of MGCD265 in combination with erlotinib or docetaxel. Key objectives for this study are to evaluate the safety of the combination treatments, to measure the pharmacodynamic and pharmacokinetic characteristics and to determine, in each treatment arm, the MTD (and used corresponding maximum tolerated exposure) to be used in future combination studies.

In the MGCD265 plus docetaxel combination, MGCD265 is administered every day over a 3-week cycle and docetaxel (starting at 50 then 75 mg/m2 for subsequent dose levels) is given intravenously once every 3 weeks.  The starting dose level for MGCD265 was 96 mg/m2 QD.  As of February 11, 2013, 53 patients have been treated and enrollment is ongoing at a dose of 700 mg flat dose BID. The MTD of this combination appeared to be exceeded at 96 mg/m2 BID (fatigue in one patient and diarrhea & lipase elevation in the other patient). However, based on pharmacokinetic data and availability of new formulation, the dose was reduced and dose escalation was resumed. The MTD has not been reached and dose escalation continues.

Data is available for 47 patients treated with MGCD265 at doses of up to 450 mg BID (flat dose with meals) in combination with full dose docetaxel. Treatment to date has generally been well tolerated.  Overall, stable disease (SD) for 6 months or more (6-18 months) was observed in 9 patients: NSCLC (n=5), ovarian, prostate, pancreatic and head and neck cancer (n=1 each). Objective partial responses were observed in 2/12 patients with NSCLC, 1/4 patients with prostate cancer, 1/2 patients with head & neck cancer and 1/1 patient with endometrial cancer. Thus, to date, anti-cancer activity supporting Phase II development of the combination has been observed.

The most common treatment related non-hematologic adverse events observed to date have been constitutional or gastro-intestinal related and are summarized in the table below.  Expected docetaxel associated adverse events of anemia (n=1, grade 3), leucopenia (n=5, grade 3-4) and neutropenia (n=29, grade 3 and 4) and one case of febrile neutropenia have also been observed.  Grade 3 or higher adverse events occurring in more than one patient are summarized in the table below. In addition, one patient was reported to have pulmonary embolism (grade 4) that was an incidental finding on CT scan. Another patient who had advanced NSCLC and was oxygen dependent at baseline, was diagnosed with fatal pneumonitis (inflammation of the lung tissue) (grade 5) in the context of worsening pleural effusion and increasing parenchymal consolidation. Additional cycle 1 DLTs reported in this study include elevated AST (n=1) and pancreatitis (n=1) in a patient with grade 3 lipase at baseline consistent with chronic pancreatitis.

Adverse Events Observed in MGCD265 Combination Therapy

Combination Therapy 265-103 + docetaxel (n=47)

Most frequent treatment-related Adverse Events (>10%, all grades)		Adverse Events of Grade 3 or higher occurring in > 1 patient
Fatigue	53%	Neutropenia	n=29
Alopecia	45%	Leucopenia	n=5
Diarrhea	38%	Diarrhea	n=3 (DLT n=1)
Nausea	32%	Hypophosphatemia	n=2
Anorexia	23%	Elevated lipase	n=2 (DLT n=2)
Constipation	17%
Taste disturbance	15%
Vomiting	15%
Myalgia	11%
Mucosal Inflammation	11%

Source: Mirati Therapeutics, Inc.

In the MGCD265 plus erlotinib combination, both drugs are administered every day over a three-week cycle.  As of February 11, 2013, 66 patients have been treated in the MGCD265 plus erlotinib arm of our combination trial, and enrollment is ongoing at a MGCD265 flat dose of 700 mg BID in combination with full dose erlotinib. Erlotinib was started at a dose level of 100 mg (first dose level) and then escalated to 150 mg in combination with 96 mg/m2 QD of MGCD265.  The MTD of this combination was exceeded at 162 mg/m2 BID fasting (rhabdomyolysis and diarrhea; n=2, DLTs). However, based on MGCD265 exposure levels, a decision was made to decrease dose and re-escalate with fed cohorts, with the expectation that food may mitigate the diarrhea observed with this regimen. The MTD has not been reached as doses have continued to be increased.

Data is available for 61 patients treated with MGCD265 at doses of up to 500 mg BID (flat dose with meals). To date, seven patients with a variety of tumors have experienced stable disease for six months or more. This includes two NSCLC patients, one of whom had a partial response (also positive for EGFR activating mutation). Three out of nine patients with gastroesophageal cancer remained on study for ~11-27 months (one patient is still on study). MGCD265 has been well tolerated in combination with full-dose erlotinib. The activity of MGCD265 plus erlotinib supports Phase II development of the combination.

The most common treatment related adverse events are consistent with known erlotinib toxicity and include skin-cutaneous or gastro-intestinal related events. The most frequent treatment related adverse events are summarized in the table below. Most of these toxicities were mild. Grade 3 adverse events occurring in more than one patient are summarized below. Other grade 3 toxicities (n=1 each) include dermatitis acneiform, rash (DLT), rhabdomyolysis (DLT), decreased ejection fraction, hypokalemia, hypomagnesemia and hypophosphatemia.  A DLT of grade 3 diarrhea was reported at the ongoing 700 mg BID dose level.  No grade 4 toxicities have been reported in the erlotinib combination study.

Adverse Events Observed in MGCD265 Combination Therapy + Erlotinib
Combination Therapy 265-103 + erlotinib (n=61)

Most frequent treatment-related adverse events (>10%, all grades)		Adverse Events of Grade 3 occurring in > 1 patient
Diarrhea	75%	Diarrhea	n=8 (DLT n=3)
Fatigue	39%	Fatigue	n=2 (DLT n=1)
Rash	33%
Anorexia	21%
Nausea	18%
Dermatitis acneiform	15%
Dry skin	15%

Source:  Mirati Therapeutics, Inc.

Trial 265-105: Phase I Clinical Trial Evaluating the Pharmacokinetics of MGCD265 in Healthy Volunteers in a Fed versus Fasted State (Complete)

In 2012, a fourth Phase I study in healthy volunteers (n=14) was conducted to compare the pharmacokinetics of a single 100 mg dose of MGCD265 underfed conditions versus those after a 10-hr overnight fast. Blood samplings for the pharmacokinetic evaluation were done from pre-dose to up to 96 hrs post-dose. Safety was evaluated in all subjects for seven days after each single dose. Using nominal timepoints, on average, the fed condition was associated with a ~3 fold increase in exposure. All treatment related adverse events were mild except for one patient who reported moderate diarrhea when dosed under fasting conditions.

MGCD265 Developmental Initiatives and Objectives

Our Phase I development program is ongoing. We plan to continue enrolling patients in our monotherapy and combination trials with docetaxel or erlotinib until an MTD is reached.  In order to achieve higher exposures of MGCD265, define the MTD and reduce the impact of food on exposure, formulation work is underway.  The new formulation with improved properties will be introduced into the dose escalation studies in 2013.

Upon reaching an MTD, we intend to initiate a series of open label expansion cohorts (of 12 to 20 Met-positive and/or Axl-positive patients each) to better characterize the effects seen in our early trials. We also plan to run randomized controlled combination trials in second line gastric cancer (Met-positive and/or Axl-positive) and second line NSCLC (Met-positive and/or Axl-positive). We believe that the pre-selection of patients that express MGCD265 target proteins Met and Axl will enrich our patient pool for likelihood of response. This type of enrichment strategy is precedented in the Met-targeted drug development programs for onartuzumab and tivantinib.

We are developing Axl assays for use in the clinical trials and should have an assay sufficient for Phase 1 and 2 trials ready by the end of 2013.  We are also exploring with outside organizations options for the development of plans to scale an Axl assay for Phase 3 use and commercialization if needed. MGCD265 has the potential to be the first-in-class Axl inhibitor for patients whose tumors have increased expression of Axl.

Pipeline Product — Mocetinostat

Mocetinostat (previously referred to as MGCD0103) is a non-hydroxamate HDAC inhibitor that potently inhibits the HDAC isoforms 1, 2, 3 and 11, with greatest potency for isoforms 1 and 2.

Mocetinostat Background

Histones are protein components of the structural architecture of DNA known as chromatin (chromatin is the material that chromosomes are made of and is comprised of DNA and protein). Local gene expression activity can be controlled by inducing changes in chromatin conformation through chemical modifications of histones. Acetylated histones are associated with a more open configuration of chromatin that is receptive to gene expression signals. In contrast, histone deacetylation leads to a more compact structure where gene expression is restricted or suppressed. Tumor suppressor genes serve to regulate cell growth and cell death, but during oncogenesis these tumor suppressor genes may become silenced by the action of histone deacetylases leading to unrestricted growth of tumor cells. HDAC inhibitors appear to modulate the inappropriate deacetylation of genes and the “switching on” of tumor suppressor genes. HDAC is a family of 11 enzymes (the individual HDAC enzymes are referred to as isoforms) that appear to act as a master regulator of genes affecting many diseases, including cancer. Inhibition of HDACs may result in multiple anti-cancer effects such as (1) the inhibition of cancer cell proliferation, (2) the induction of apoptosis of cancer cells, (3) improved cell cycle regulation, and (4) the induction of tumor suppressor genes. These multiple effects may provide an advantage for HDAC inhibitors in cancer. Mocetinostat is a small molecule inhibitor that blocks active sites of the HDACs thus preventing unwanted activity.

HDAC inhibitors that have been approved, or are currently in clinical trials, have shown activity and continue to draw interest as an emerging class of molecular targeted anti-tumor agents. Two HDAC inhibitors, vorinostat (marketed by Merck & Co., Inc. as Zolinza) and romidepsin (marketed by Glouchester Pharmaceuticals Inc. as Istodax), are approved for T-cell lymphoma. Our clinical studies with mocetinostat indicate that this agent may have promising activity in hematological malignancies such as lymphomas and leukemias.

Mocetinostat Clinical Development

In January 2004, the IND application submitted by Old MethylGene to the FDA on December 22, 2003 was approved for initiation of a Phase I clinical trial for mocetinostat for the treatment of advanced malignancies. We have completed 13 clinical trials with mocetinostat in 437 patients, either as a single agent or in combination with azacitidine or gemcitabine, in advanced solid tumors and hematological malignancies (including NHL, acute myelogenous leukemia, or AML, MDS, lymphocytic leukemia and HL).

Mocetinostat Efficacy Highlights

Clinical efficacy was observed with mocetinostat as a single agent in HL (33% RR), as well as in NHL including diffuse large B-cell and follicular lymphoma (17% RR). Efficacy was also observed in combination studies: high risk MDS and AML in combination with azacitidine (43.5% RR) and pancreatic cancer with gemcitabine (17% RR). Stable disease was observed in a variety of solid tumors.

Clinical Benefits Observed in Mocetinostat Monotherapy and Combination Therapy

Type	Indication	Clinical Benefit
Mono	Heavily pre-treated, refractory or relapsed Hodgkin’s Lymphoma	35% ORR (2 CR, 6 PR);Tumor shrinkage in 86% of pts (110mg) 13% ORR (2 PR, 1 SD);Tumor shrinkage in 80% of pts (85mg)
Mono	Refractory or relapsed diffuse large B-cell lymphoma	15% ORR (1 CR, 5 PR); Tumor shrinkage in 60% of pts
Mocetinostat+ azacitidine	High Risk MDS	47% ORR at Phase II dose (90mg); Duration of response: 4-28 weeks (median = 8 wks)

Source:  Mirati Therapeutics, Inc.

Mocetinostat Safety and Voluntary Clinical Hold

The tolerability of different dosage regimens was tested (daily, 3x weekly and 2x weekly), and a maximum tolerated dose of 85-110mg was reached with 3x weekly dosing. DLTs included fatigue and other major adverse events included nausea, vomiting and diarrhea.

Mocetinostat was subjected to a voluntary clinical hold to new patient enrollment by Celgene in July 2008, which was accepted by the FDA in August 2008. The voluntary clinical hold was put in place in response to pericarditis and pericardial effusion (inflammation of the pericardium, the fibrous sac surrounding the heart, and accumulation of fluid around the heart).

We provided the FDA with a comprehensive and integrated analysis of pericardial events identified in mocetinostat clinical studies. A causal association of mocetinostat with pericardial events was not established and the observed events could be related to the patient population and their prior therapy. Of the 437 patients treated with mocetinostat, there have been a total of 19 patients (4.3%) who had significant adverse events, or SAEs, where a pericardial adverse event was mentioned, and a total of 46 patients (10.5%) who had pericardial findings, which included the 19 SAE findings as well as 27 incidental findings identified through reviews of on-study CT scans, database searches and prospective echocardiogram monitoring, which did not have significant clinical sequellae. Based on literature reviews and other investigator-driven reviews, the rate of pericardial findings is approximately 10% of cancer patients, but rates have been reported to vary from 3% to approximately 40% for patients with advanced cancers, who may have received multiple previous anticancer therapies. However, the potential exists for a relationship with treatment, and the possibility of mocetinostat being a contributing factor to the occurrence of pericardial events has not been excluded.

The conditions agreed to between us and the FDA for new patient enrollment in mocetinostat clinical trials include both the exclusion of patients who are diagnosed with cardiac abnormalities prior to starting mocetinostat therapy (i.e. myocardial infarction, congestive heart failure, and pericardial disease) and patient monitoring by electrocardiogram and echocardiography at baseline and while on study. These diagnostic tests are non-invasive and relatively common procedures. Our complete response accepted by the FDA included specific guidance for identifying patients at potential risk for, and guidance to manage patients who develop pericarditis or pericardial effusions. The partial clinical hold for new patient enrollment was lifted in September 2009.

Mocetinostat Developmental Initiatives and Objectives

In light of exploratory trials which have indicated that mocetinostat has clinical activity and since it is being developed to treat life threatening conditions with unmet medical needs, we are considering further clinical investigations with mocetinostat.  We have concluded that it is safe to proceed with enrollment of patients with advanced cancers under the proposed safety monitoring plan.  We are evaluating opportunities for further development of mocetinostat and believe that the combination treatment of mocetinostat with azacytidine may provide clinical benefit for patients with MDS. Our planning for potential expanded development of mocetinostat in this indication is underway including planned discussions with key opinion leaders and the FDA.

Pipeline Product MGCD516 — A Novel Multi-targeted Kinase Inhibitor for Cancer

MGCD516 is a selective multi-targeted RTK inhibitor with a distinct profile from MGCD265. MGCD516 is an ATP-competitive small molecule kinase inhibitor that prevents the kinase-mediated phosphorylation step and subsequent signal transmission. The profile of MGCD516 includes the inhibition of a novel spectrum of targets: members of the Eph receptor family, Ret, Met, and VEGFR 2. We believe that coverage of the Eph receptors and Ret differentiate MGCD516 from MGCD265 and other RTK inhibitors. Eph receptors are involved in cell migration and invasion and are overexpressed in several cancers including lung, ovarian, prostate and esophageal. Eph receptors are also associated with resistance to HER2 inhibitors such as the antibody trastuzumab (Herceptin) target the tyrosine kinase HER2 which is a member of the Epidermal Growth Factor Receptor, EGFR, family. HER2 is activated in cancers including breast cancer. Expression of Eph receptors has been associated with resistance to inhibitors of HER2, therefore drugs that target Eph receptors may be useful for the treatment of HER2-resistant cancer. Ret is expressed and has a role in hereditary thyroid cancer, and recent data suggests a possible role in NSCLC.

MGCD516 shows potent inhibition in vitro of cell proliferation, cell motility and angiogenesis. In animal studies, MGCD516 shows good oral bioavailability in mice, rats and dogs, and excellent anti-tumor activities in multiple human xenograft tumor models in mice. MGCD516 is in advanced preclinical development and ready to commence IND-enabling studies.

Other Assets

MG96077 — Our Novel, Broad-Spectrum Beta-Lactamase Inhibitor for Infectious Diseases

MG96077 is a novel, broad spectrum, non-beta-lactam beta-lactamase inhibitor designed to overcome beta-lactamase mediated antibiotic resistance. MG96077 possesses a broad-spectrum inhibitory profile for both class A and class C beta-lactamase enzymes. In addition, the compound overcomes resistance in beta-lactam-resistant organisms such as Pseudomonas aeruginosa and Klebsiella pneumoniae. MG96077 is in advanced preclinical development and ready to commence IND-enabling studies.

We have regained the rights to Merck’s beta-lactamase inhibitor program to overcome beta-lactamase mediated antibiotic resistance. As our focus is on our oncology programs, no significant research and development resources are being invested in the beta-lactamase program and we are seeking to partner this program.

Kinase Inhibitors for Ocular Diseases

A subset of our kinase inhibitors has been evaluated for ocular diseases with Otsuka. We have demonstrated that a set of our molecules can inhibit neovascularization in in vivo models of eye disease. On March 27, 2008, we announced that we entered into a worldwide research collaboration and license agreement with Otsuka for the development of novel, small molecule, kinase inhibitors for the local delivery and treatment of ocular disease, excluding cancer. Research funding from Otsuka for our internal efforts directed at this collaboration continued until September 2009, but Otsuka extended the research term of the collaboration to the end of March 2010, resulting in additional funding to us. The research portion of our collaboration with Otsuka ended in June of 2011 and no funding is currently being received; however, we will receive a milestone payment from Otsuka should they move the lead ophthalmology candidate into IND-enabling toxicity studies.

HDAC Inhibitors for Neurodegenerative and Other Diseases

We have leveraged our HDAC knowledge and expertise to evaluate our library of isoform selective HDAC inhibitors in diseases other than cancer where the inappropriate regulation of HDACs appears to play a role. Potential non-oncology indications for HDAC inhibitors include, but are not limited to, neurodegenerative diseases (such as Alzheimer’s, Parkinson’s, Huntington’s), central nervous system, or CNS, diseases, inflammatory diseases, metabolic disorders and fungal infections. As part of this effort, we have granted EnVivo Pharmaceuticals, Inc., or EnVivo, exclusive rights to its HDAC inhibitors for specific neurodegenerative diseases. As has been publicly disclosed, EVP-0334 represents a first-in-class, CNS-penetrant HDAC inhibitor in development expressly for neurodegenerative diseases that has successfully and safely completed Phase I clinical trials. This compound was co-discovered under our collaboration with EnVivo.

Strategic Alliances and Commercial Agreements

Collaboration with Celgene Corporation

Under the terms of the original Collaborative Research, Development and Commercialization Agreement dated January 30, 2006, or the Celgene Collaboration Agreement, between us and Celgene (successor to Pharmion Corporation), we received up-front payments totaling $25.0 million, consisting of a $20.0 million license fee and a $5.0 million equity investment in our shares of common stock. The shares of common stock were purchased at a subscription price of CND$156.25 (or US$137.00, as converted), which represented a 25% premium over the market closing price on January 27, 2006. In addition, Celgene made a milestone payment of $4.0 million to us in 2006 relating to the start of the first Phase II trial of mocetinostat. Celgene also provided one year of research support of $2.0 million, which concluded as planned in March 2007, for a team of eight of our scientists dedicated to identifying second generation HDAC inhibitors. We funded 40% of the non-clinical and clinical development for mocetinostat required to obtain marketing approval in North America while Celgene funded 60% of such costs.

In August 2007, we entered into a second research collaboration for the development of novel small molecule inhibitors targeting sirtuins, a separate and distinct class of histone deacetylase enzymes (Class 3 HDACs). Celgene paid us $4.8 million of research support for our scientists.

In September 2008, we informed Celgene that we would exercise our right to convert the Celgene Collaboration Agreement, subject to a 90-day notice period. As a result of the conversion, we would no longer have the right to co-promote and profit-share on commercialization in North America, but instead would receive future royalty and milestone payments. As a result of our conversion and the subsequent termination of the agreement, Celgene was then responsible for 100% of development costs for mocetinostat for the period from December 17, 2008 to January 22, 2009, inclusive, and we were responsible for any future development costs thereafter. Celgene was also responsible for funding the sirtuin research program up to January 22, 2009 inclusively.

In October 2008, Celgene informed us that they were terminating our agreement subject to a 90-day transition period.

In January 2009, our agreement with Celgene terminated and we reacquired exclusive rights for our HDAC inhibitor program for cancer, including mocetinostat and sirtuin inhibitors for cancer in the territories previously licensed to Celgene (North America, Europe, the Middle East and certain other markets). We received over the course of our collaboration an up-front payment, equity investment, milestone payments, contract research payments and clinical support payments totaling $47.4 million from Celgene in support of mocetinostat, our HDAC program for cancer, and sirtuin inhibitors for cancer. This amount includes the net co-development expense portion of clinical trials funded by Celgene.

Collaboration with Taiho Pharmaceutical Co. Ltd., or Taiho

In October 2003, we entered into a license and research and development collaboration agreement with Taiho, a leading Japanese specialty oncology company, for mocetinostat and our small molecule HDAC inhibitor program for oncology for Japan, South Korea, Taiwan, and China. Under the terms of the agreement, we received an up-front license fee, equity investment and a contract research payment of $3.8 million. In addition, we may receive milestone payments based on successful development, regulatory approval, and commercialization of an HDAC oncology product totaling up to $16.2 million. We may also receive royalty payments in connection with commercial sales of HDAC oncology products as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range, depending upon the total dollar amount of annual net sales, subject to reduction by a percentage in the range of 20-30% in the event a generic competitor is introduced in a particular market, other than in China. Taiho provided us with contract research payments for scientists for two years at $2.0 million per year as well as funding for contract preclinical and contract clinical development costs in North America for mocetinostat, which totaled, in the aggregate, $5.4 million. Upon the execution of our agreement with Celgene, Taiho no longer had any funding responsibility for clinical trials in North America. In addition, Taiho’s collaboration entailed in-kind support in their research laboratories in order to select a next generation compound, and in some cases, will support a portion of preclinical development costs in North America. The term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or ten years after the first commercial sale in Japan. Additionally, Taiho has a unilateral right to terminate the agreement for any reason with 30 days written notice, and we have a unilateral right to terminate the agreement if Taiho fails to make an undisputed payment. An arbitrator may terminate the agreement for a breach of obligations if such breach has remained uncured for 90 days. There is currently no effort by Taiho or us to further advance next generation cancer compounds into the clinic. Taiho is responsible for the development and commercialization costs in its territory, and we will receive royalties based on sales of HDAC oncology products in these territories. We have received $15.0 million to date including a $1.5 million milestone payment relating to the start of the first Phase II trial with mocetinostat. Taiho also has retained rights in its territories to any sirtuin inhibitors for cancer. Taiho will contribute to preclinical costs if a second HDAC inhibitor and/or sirtuin inhibitor for cancer is identified as a clinical candidate and accepted by Taiho. Such a compound will also be subject to potential development milestones and royalties. We are in ongoing discussions with Taiho to amend the agreement.

Collaboration with Otsuka

In March 2008, we entered into a worldwide research collaboration and license agreement with Otsuka, a global Japanese pharmaceutical company, for the development of novel, small molecule, kinase inhibitors for local delivery and treatment of ocular diseases, excluding cancer. We were responsible for the design, characterization and initial screening of kinase inhibitors and control over determining which compounds to synthesize. Otsuka was responsible for funding efficacy and toxicity studies, as well as preclinical and clinical development of compounds. Otsuka is also responsible for the global commercialization of any resulting product. Under the terms of the agreement, we received an up-front license fee of $2.0 million. We may receive additional payments based on successful development, regulatory, commercialization and sales milestones that could total up to $50.5 million. We may also receive royalty payments in connection with commercial sales of licensed products under the agreement as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range, depending upon the total dollar amount of annual net sales, subject to reduction by a percentage in the range of 40-50% in the event a generic competitor is introduced in a given market or intellectual property protection in a particular market does not exist or expires in a given market. The Company may receive aggregate milestone payments of up to $50.5 million under this agreement as follows: $7.5 million relates to development activities, $22.0 million relates to the completion of regulatory approvals and $21.0 million relates to the achievement of certain sale goals. Otsuka provided $1.9 million in research funding for the initial 18 months of the research collaboration, which was extended on three occasions: September, 2009; April 2010 and June 2010. The research component of the agreement ended on June 30, 2011. We received a total of $4.5 million in research funding from the research component of this agreement. In October 2009, Otsuka made, in connection to the terms of the agreement, a $1.5 million equity investment in our shares of common stock at a share price of CND$21.30 (or US$20.27, as converted), which was a 20% premium over the five-day volume-weighted average closing price at the date of the transaction. On June 30, 2010, the collaboration agreement was amended to, among certain other changes, provide Otsuka the rights to synthesize a limited number of compounds predetermined by us. A lead molecule was selected in June 2011 for further development. The research portion of the collaboration between us and Otsuka concluded on June 30, 2011; however, the term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or if no patent has issued in such country, then 12 years after the first sale of a licensed product by Otsuka. Otsuka has a unilateral right to terminate the agreement for any reason with 90 days written notice and either party may terminate the agreement for a breach of obligations of the other party if such breach has remained uncured for 120 days (or 30 days for a breach of payment). Otsuka is currently advancing the lead compound through late preclinical development.

Collaboration with EnVivo

In March 2004, we entered into a proof of concept and option agreement with EnVivo, a private U.S. biotechnology company focusing on the treatment and prevention of neurodegenerative diseases, to exploit our HDAC inhibitors in diseases such as Huntington’s, Parkinson’s and Alzheimer’s.  In February 2005 we signed an exclusive research, collaboration and license agreement. Over the course of 2005, EnVivo paid us $0.6 million for research, plus a $0.5 million license fee, for a total of $1.1 million. As part of this agreement, EnVivo received a warrant to purchase 1,050 shares of common stock at an exercise price of CND$214.30 (or US$170.62, as converted). The warrant expired in March 2007. In February 2008, we exercised our right to opt-out of the program. As a result, we granted EnVivo exclusive rights to our HDAC inhibitors for neurodegenerative diseases and we will cease research and development funding for this program. We may receive royalty payments in an aggregate amount equal to a single digit percentage of net sales of any approved compound and will share in any sublicense income from future partnerships that EnVivo may enter into.

Intellectual Property

Patents and Proprietary Technology

Our goal is to obtain, maintain and enforce patent protection for our product candidates, formulations, processes, methods and any other proprietary technologies and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our practice is to actively seek to obtain, where appropriate, the best intellectual property protection possible for our current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements, protection of trade secrets, and patents, both in the United States and abroad. However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents. We also depend upon the skills, knowledge, experience and know-how of our management and research and development personnel as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

We typically file for patents in the United States with counterparts in certain countries in Europe and certain key market countries in the rest of the world, thereby covering the major pharmaceutical markets. As of March 30, 2013, we own, co-own, or have a license or a sub-license to, 54 U.S. patents and patent applications and their foreign counterparts, including 24 issued U.S. patents as reflected in the following table:

Granted and Pending United States Patents

Program	Granted (U.S.)	Pending (U.S.)
Kinase	6	12
Hos 2 and HDAC	11	16
Beta-Lactamase	6	2
DNMT	1	0
TOTAL	24	30

Kinase — (6 granted U.S. patents; 12 pending U.S. patent applications)

We have six issued patents and twelve pending patent applications in the United States covering inhibitor compounds and methods of use. Of these issued patents, one covers multiple series of kinase inhibitors and protects MGCD265 generically. Another issued patent protects a selection of compounds including MGCD265, as well as methods of inhibiting VEGF and HGF receptor signaling, methods of treating angiogenesis-mediated cell proliferative disease or inhibiting solid tumor growth. Exclusivity for MGCD265 extends to at least 2026, including an issued patents for composition of matter of MGCD265 specifically (to 2026) and generically (to 2025) prior to legal or regulatory extensions. Another four issued patents cover several distinct classes of compounds, including MGCD516, both generically and specifically, and methods of use of such compounds. Exclusivity for MGCD516 extends to at least 2029.

Our pending patent applications seek coverage of a broader scope of kinase inhibitors both for oncology and for the treatment of ophthalmic diseases. Methods of use of these inhibitors, such as methods of inhibiting VEGF and HGF receptor signaling, methods of treating angiogenesis-mediated cell proliferative disease or inhibiting solid tumor growth, as well as processes of manufacturing kinase inhibitors such as MGCD265 and synthetic intermediates required for the purpose are also being pursued.

Hos2 and HDAC Programs — (11 granted U.S. patents; 16 pending U.S. patent applications)

Our patent estate covering multiple series of HDAC inhibitors, including MGCD290 and mocetinostat, comprises 11 granted patents and 16 pending patent applications in the United States protecting composition of matter, biology, and utility. One issued patent covers the Hos2 inhibitor MGCD290 both generically and specifically. Exclusivity for MGCD290 extends to at least 2020, and exclusivity for combination of MGCD290 with antifungal agents extends to 2026, prior to legal or regulatory extensions.  Exclusivity for mocetinostat extends to 2022 prior to legal or regulatory extensions.

In aggregate, these U.S. patents and patent applications cover the following inventions: novel HDAC inhibitors, including mocetinostat (eight issued patents and nine patent applications), methods of inhibiting HDACs, methods for treating cell proliferative disease or cancer, specific methods for treating colon, lung and pancreatic cancers, methods for treating polyglutamine expansion diseases (such as Huntington’s disease) and methods for treating fungal infection. Three applications claim compositions of HDAC/Hos2 inhibitors with antifungal compounds, methods of enhancing the activity of the antifungal compounds with HDAC/Hos2 inhibitors, and methods of treating fungal infection. One pending application also seeks protection of the analogs of MGCD290 as well as prodrugs of HDAC/Hos2 inhibitors and their use; while another pending application claims methods for identifying/screening potentiators of antifungal compounds, the inhibitors of ergosterol biosynthesis. A provisional application is directed to novel HDAC/Hos2 inhibitors and their use.

Beta-Lactamase — (6 granted U.S. patents; 2 pending U.S. patent applications)

For our beta-lactamase inhibitor program, we co-filed two patent applications with Merck & Co., Inc., or Merck, and Merck has since returned all rights to these patents to us.  In line with our corporate objectives to promote the partnering and development of our lead beta-lactamase inhibitor, MG96077, we are currently supporting the prosecution of only one granted patent (coverage until 2027) that protects this molecule both specifically and generically. The majority of the other patents are in the process of abandonment.

DNMT Program — (1 granted U.S. patent)

In our DNA methyltransferase program, we own one U.S. patent specifically covering MG98. This U.S. patent covers MG98 and methods for inhibiting tumor growth with it. We may abandon this patent in the future as we are no longer pursing this program.

Licensing Agreements

We may enter into license or sub-license agreements when we believe such license is required to pursue a specific program. Such arrangements will provide intellectual property that enhances our own capabilities.

Competition

Competitors in Oncology — Small Molecule Kinase Inhibitors

A large number of kinase inhibitors are currently in clinical trials, with many more in the early research stage. Biotechnology and pharmaceutical companies are also developing monoclonal antibodies to kinase targets and their ligands.

The Met kinase inhibitor field has recently generated intense scientific and industry interest. We believe that most of the biotechnology and pharmaceutical companies developing small molecule drugs for cancer have significant and active kinase inhibitor programs (including Met programs) that may be competitive with our own and these competitors are described below. Our MGCD265 program is attractively positioned in the pipeline of Met-targeted molecules and is characterized by potential advantages including: a unique kinase spectrum including the emerging RTK target Axl; a lack of activity against over 400 off-target kinases, supporting a favorable safety profile; and excellent tolerability to date with other anti-cancer agents (including chemotherapy), thus optimizing the potential for combination therapy approaches.

Companies with Met inhibitors believed to be in late preclinical or clinical development include, but are not limited to: Amgen Inc., ArQule Inc. and its partners Kyowa Hakko Kirin Pharma Inc. and Daiichi Sankyo Company Limited, Aveo Pharmaceuticals Inc., Bristol-Myers Squibb Company, Exelixis Inc., F. Hoffman-LaRoche Ltd., GlaxoSmithKline PLC, Novartis AG and Pfizer Inc.

Axl is a newly emergent RTK target. However, a small number of RTK inhibitors that are launched or in development are believed to inhibit Axl. These include foretinib (in Phase II by Exelixis Inc.) and crizotinib (marketed by Pfizer Inc. as Xalkori).

Many companies have filed, and continue to file, patent applications which may or could affect our program. Some of these patent applications may have already been allowed or granted. These companies include, but are not limited to: Bristol-Myers Squibb Company, Compugen Limited, Exelixis Inc., GlaxoSmithKline PLC., Novartis and Pfizer Inc. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will most likely be additional patent applications published and filed in the future, as well as additional research and development programs expected in the future.

Competitors in Oncology - Mocetinostat Competitors

We believe that a key differentiating feature of mocetinostat is its spectrum of activity, covering only isoforms 1, 2, 3 and 11, the most relevant HDAC isoforms in human disease. Other companies that are developing spectrum-selective HDAC inhibitors in development include but are not limited to Acetylon Pharmaceuticals, Inc., Chroma Therapeutics Ltd., Shenzen Chipscreen Biosciences Ltd. and Syndax Pharmaceuticals Inc.

Companies with Pan-HDAC inhibitors, which are HDAC inhibitors that have an effect across a broader range of HDAC isoforms and therefore not as selective as molecules like mocetinostat, include but are not limited to: Celgene Corporation, Curis Inc., MEI Pharma Inc., Merck, Novartis AG, Pharmacyclics Inc. and others.

Competitors in Oncology — General Competitors

In addition to companies that have HDAC inhibitors or kinase inhibitors addressing oncology indications, our competition also includes hundreds of private and publicly-traded companies that operate in the area of oncology but have therapeutics with different mechanisms of action. The oncology market in general is highly competitive, with over 1,000 molecules currently in clinical development. Other important competitors, in addition to those mentioned above, include, but are not limited to: small and large biotechnology companies, including but not limited to Amgen Inc., Ariad Pharmaceuticals Inc., ArQule Inc., Biogen Idec Inc, Celgene Corporation, Exelixis Inc. and Onyx Pharmaceuticals Inc.; and specialty and regional pharmaceutical companies and multinational pharmaceutical companies, including but not limited to, Abbott Laboratories Inc., Astellas Pharma Inc., AstraZeneca plc, Bayer-Schering Pharmaceutical, Boehringer Ingelheim AG, Bristol-Myers Squibb Company, Eisai Co. Ltd., Eli Lilly and Company, F. Hoffmann-LaRoche Ltd., GlaxoSmithKline plc, Johnson & Johnson, Merck & Co, Inc., Novartis AG, Pfizer Inc., Sanofi-Aventis, Taiho Pharmaceutical and Takeda Pharmaceutical Co.

MG96077 Competitors

In addition to marketed beta-lactamase inhibitors by GlaxoSmithKline PLC (Augmentin), and Pfizer Inc. (Unasyn, Zosyn), there are several programs in development including those by Amura Holdings Ltd., Astra Zeneca PLC, AstraZeneca PLC in collaboration with Forest Laboratories Inc, Basilea Pharmaceutica Ltd., F. Hoffman-LaRoche, Pfizer Inc. and Sumitomo Pharmaceuticals.

Manufacturing

We do not own or operate manufacturing facilities for the production of MGCD265, mocetinostat or any of our other product candidates, nor do we plan to develop our own manufacturing operations in the foreseeable future. We currently depend on third party contract manufacturers for all of our required raw materials, API and finished products for our preclinical and clinical trials.

Manufacturers of our products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as corresponding maintenance of records and documentation. Pharmaceutical product manufacturers and other entities involved in the manufacture and distribution of approved pharmaceutical products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented.

Government Regulation

The Regulatory Process for Drug Development

The production and manufacture of our product candidates and our research and development activities are subject to regulation by various governmental authorities around the world. In the United States, drugs and products are subject to regulation by the FDA. There are other comparable agencies in Canada, Europe and other parts of the world. Regulations govern, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products. Applicable legislation requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and/or approval of results prior to marketing therapeutic products. Additionally, adherence to good laboratory practices, or GLP, good clinical practices, or GCP, during clinical testing and good manufacturing practices, GMP, during production is required. The system of new drug approval in the United States is generally considered to be the most rigorous in the world and is described in further detail below under “United States Pharmaceutical Product Development Process”. In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate, or TPD of Health Canada.

United States Pharmaceutical Product Development Process

In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug and Cosmetic Act and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

It normally takes an average of 10 to 15 years for a typical experimental drug to go from concept to approval. The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following:

•                  Completion of preclinical laboratory tests and animal studies. The latter often conducted according to GLPs or other applicable regulations, as well as synthesis and drug formulation development leading ultimately to clinical drug supplies manufactured according to current GMPs;

•                  Submission to the FDA of an IND, which must become effective before human clinical trials may begin in the United States;

•                  Performance of adequate and well-controlled human clinical trials according to the FDA’s current GCPs, to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•                  Submission to the FDA of an NDA for a new pharmaceutical product;

•                  Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s cGMP, to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•                  Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA; and

•                  FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Preclinical Studies: Prior to preclinical studies, a research phase takes place which involves demonstration of target and function, design, screening and synthesis of inhibitors. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to evaluate efficacy and activity, toxic effects, pharmacokinetics and metabolism of the pharmaceutical product candidate and to provide evidence of the safety, bioavailability and activity of the pharmaceutical product candidate in animals. The conduct of the preclinical safety evaluations must comply with federal regulations and requirements including GLPs.  The results of the formal IND-enabling preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature as well as the comprehensive descriptions of proposed human clinical studies, are then submitted as part of the IND application to the FDA.

The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trial.

Clinical Trials: Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA if conducted under a U.S. IND. Clinical trials must be conducted in accordance with the FDA’s GCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, or ethics committee at or servicing each institution at which the clinical trial will be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase I Clinical Trials: Phase I clinical trials are usually first-in-man trials, take approximately one to two years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug’s activity, schedule and dose, pharmacokinetics and pharmacodynamics. However, in the case of life-threatening diseases, such as cancer, the initial Phase I testing may be done in patients with the disease. These trials typically take longer to complete and may provide insights into drug activity.

Phase II Clinical Trials: Phase II clinical trials can take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (as compared to Phase III) in a specific indication.  The pharmaceutical product is evaluated to preliminarily assess efficacy, to identify possible adverse effects and safety risks, and to determine optimal dose, regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase II clinical trials sometimes include randomization of patients.

Phase III Clinical Trials: Phase III clinical trials take approximately two to five years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients and blinding of both patients and investigators at geographically dispersed test sites (multi-center trials). These trials are undertaken to further evaluate dosage, clinical efficacy and safety and are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA or foreign authorities for approval of marketing applications.

Post-approval studies, or Phase IV clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as a condition of approval.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or for any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or, if used, its data safety and monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or ethics committee’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product, as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Pharmaceutical Review and Approval Process

New Drug Application: Upon completion of pivotal Phase III clinical studies, the sponsor assembles all the product development, preclinical and clinical data along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information, and submits it to the FDA as part of an NDA. The submission or application is then reviewed by the regulatory body for approval to market the product. This process takes eight months to one year to complete. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Post-Approval Requirements

Any pharmaceutical products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase IV testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services and other divisions of the United States government, including, the Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid, or other federal or state healthcare programs, our company, including our sales, marketing and scientific/educational grant programs, must comply with the federal False Claims Act, as amended, the federal Anti-Kickback Statute, as amended, and similar state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, or OBRA, and the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. Additionally, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, collectively, PPACA, substantially changes the way healthcare is financed by both governmental and private insurers. Among other cost containment measures, PPACA establishes: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. There may continue to be additional proposals relating to the reform of the U.S. healthcare system, in the future, some of which could further limit coverage and reimbursement of drug products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements may apply.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payers, including government health administrative authorities, managed care providers, private health insurers and other organizations. In the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Third-party payers are increasingly examining the medical necessity and cost-effectiveness of medical products and services in addition to their safety and efficacy and, accordingly, significant uncertainty exists as to the coverage and reimbursement status of newly approved therapeutics. In particular, in the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.  As a result, coverage and adequate third party reimbursement may not be available for our products to enable us realize an appropriate return on our investment in research and product development.

The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payers’ drug formularies, or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or may otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. In addition, because each third-party payer individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We would be required to provide scientific and clinical support for the use of any product to each third-party payer separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any of our product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. If we are unable to obtain coverage and adequate payment levels for our product candidates from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition, and future success.

The Development Process for Orphan Drugs

The United States Orphan Drug Act encourages the development of orphan drugs, which are intended to treat “rare diseases or conditions” within the meaning of this Act (i.e., those that affect fewer than 200,000 persons in the United States). The provisions of the Act are intended to stimulate the research, development and approval of products that treat rare diseases. Orphan Drug Designation provides a sponsor with several potential benefits: (1) sponsors are granted seven years of marketing exclusivity after approval of the orphan-designated indication for the drug product; (2) sponsors are granted U.S. tax incentives for clinical research; (3) the FDA’s office of orphan products development co-ordinates research study design assistance for sponsors of drugs for rare diseases; and (4) grant funding can be obtained to defray costs of qualified clinical testing.

There are a number of potential oncology indications for which mocetinostat treatment may qualify for orphan drug status. To date, mocetinostat has been granted orphan drug status by the United States and by the European Medicines Agency, or EMA for the treatment of HL and AML. We may file orphan drug designation requests on potentially qualifying oncology indications and any additional disease indications that may qualify for this status.

Priority Review

Priority Review is a designation for an NDA after it has been submitted to the FDA for review. Reviews for NDAs are designated as either “Standard” or “Priority.” A Standard designation sets the target date for completing all aspects of a review and the FDA taking an action on 90% of applications (i.e., approve or not approve) at 12 months after the date it was submitted. A Priority designation sets the target date for the FDA action on 90% of applications at eight months after submission. A Priority designation is intended for those products that address unmet medical needs.

Accelerated Approval

Accelerated Approval or Subpart H Approval is a program described in the NDA regulations that is intended to make promising products for life threatening diseases available on the basis of evidence of effect on a surrogate endpoint prior to formal demonstration of patient benefit. A surrogate marker is a measurement intended to substitute for the clinical measurement of interest, usually prolongation of survival in oncology that is considered likely to predict patient benefit. The approval that is granted may be considered a provisional approval with a written commitment to complete clinical studies that formally demonstrate patient benefit.

Employees

As of March 31, 2013, we had 36 employees including both permanent and contract employees, and we also utilize the services of consultants on a regular basis. Twenty-five employees are engaged in drug development activities and eleven are in support administration, including business development and finance. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Item 1A. Risk Factors.

Risks Relating to Our Financial Position and Capital Requirements

We are a clinical stage company with no approved products and no historical product revenues.  We cannot predict when we will generate significant revenues and may never achieve or maintain profitability.

We are an early-stage development company that has incurred losses since its inception and expect to continue to incur substantial losses in the foreseeable future. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty.

Our actual financial condition and operating results have varied significantly in the past and are expected to continue to fluctuate significantly from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

•                  the success of our clinical trials through all phases of clinical development;

•                  delays in the commencement, enrollment and timing of clinical trials;

•                  our ability to secure and maintain collaborations, licensing or other arrangements for the future development and/or commercialization of our product candidates, as well as the terms of those arrangements;

•                  our ability to obtain, as well as the timeliness of obtaining, additional funding to develop our product candidates;

•                  the results of clinical trials or marketing applications for product candidates that may compete with our product candidates;

•                  competition from existing products or new products that may receive marketing approval;

•                  potential side effects of our product candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

•                  any delays in regulatory review and approval of our product candidates;

•                  our ability to identify and develop additional product candidates;

•                  the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

•                  our ability, and the ability of third parties such as Clinical Research Organizations, or CROs, to adhere to clinical study and other regulatory requirements;

•                  the ability of third-party manufacturers to manufacture our product candidates and key ingredients needed to conduct clinical trials and, if approved, successfully commercialize our products;

•                  the costs to us, and our ability as well as the ability of any third-party collaborators, to obtain, maintain and protect our intellectual property rights;

•                  costs related to and outcomes of potential intellectual property litigation;

•                  our ability to adequately support future growth;

•                  our ability to attract and retain key personnel to manage our business effectively; and

•                  our ability to build our finance infrastructure and improve our accounting systems and controls.

Accordingly, the likelihood of our success must be evaluated in light of many potential challenges and variables associates with an early-stage drug development company, many of which are outside of our control, and past operating or financial results should not be relied on as an indication of future results. If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Therefore, even if we are able to generate revenues from the sale of any approved product, we may never become profitable. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.  We have never generated any revenue from product sales and may never be profitable.

We have derived limited revenues from our research and licensing agreements which have not been sufficient to cover the substantial expenses we have incurred in our efforts to develop our products. Consequently, we have accumulated net losses since inception in 1995.  Our net loss for the first quarter of 2013 was $4.2 million and for 2012 and 2011 it was $20.3 million and $9.8 million, respectively.  As of March 31, 2013, we had an accumulated deficit of $149.7 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Such losses are expected to increase in the future as we continue the development of our product candidates and seek regulatory approval and commercialization for our product candidates. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We do not anticipate generating revenues from sales of products for the foreseeable future, if ever. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our ability to generate future revenues from product sales depends heavily on our success in:

•                  completing development and clinical trial programs for our product candidate MGCD265;

•                  entering into collaboration and license agreements;

•                  seeking and obtaining marketing approvals for any product candidates that successfully complete clinical trials;

•                  establishing and maintaining supply and manufacturing relationships with third parties;

•                  successfully commercializing any product candidates for which marketing approval is obtained; and

•                  successfully establishing a sales force, marketing and distribution infrastructure.

We will require additional financing and may be unable to raise sufficient capital, which could lead us to delay, reduce or abandon development programs or commercialization.

Our operations have consumed substantial amounts of cash since inception. Our net research and development expenses were $5.5 million for the first quarter of 2013, and $15.1 million and $8.9 million for 2012 and 2011, respectively. We believe that our current cash will sustain our operations into the second quarter of 2014. We will require substantial additional capital to pursue additional clinical development for our lead clinical programs, including conducting clinical trials, manufacturing clinical supplies and potentially developing other assets in our pipeline, and, if we are successful, to commercialize any of our current product candidates. If the FDA or any foreign regulatory agency, such as the European Medicines Agency, or EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of MGCD265, or repeat studies or trials, our expenses would further increase beyond what we currently expect. Any delay resulting from such further or repeat studies or trials could also result in the need for additional financing. There is no assurance that we can adequately finance our development programs, which could lead to delays, limit our ability to move our programs forward in a timely and satisfactory manner or abandon the programs, any of which would harm our business, financial condition and results of operations.

We currently do not have sufficient cash to complete advanced clinical development of any of our product candidates or, if applicable, to prepare for commercializing any product candidate that is approved. Accordingly, we will require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates.

If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to (1) seek collaborators for one or more of our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; (2) relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or (3) significantly curtail one or more of our research or development programs or cease operations altogether.

Raising additional funds through debt or equity financing will be dilutive and raising funds through licensing agreements may be dilutive, restrict operations or relinquish proprietary rights.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for our current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of our current stockholders. Existing stockholders may not agree with our financing plans or the terms of such financings. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. In addition, if we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. Additional funding may not be available to us on acceptable terms, or at all.

We may incur losses associated with foreign currency fluctuation.

Our head office is located in Canada and many of our material contracts were entered into in Canada.  A significant portion of our expenditures are in foreign currencies, most notably in Canadian dollars; therefore, we are subject to foreign currency fluctuations which may, from time to time, impact (positively or negatively) our financial position and results. Exchange rates can fluctuate significantly and cannot be easily predicted; thus, we may experience significant shifts in currency exchange variances in the future. We maintain bank accounts in both Canadian and United States dollars and do not hedge our positions. Our functional currency at December 31, 2012 was the Canadian dollar and based on extensive analysis of projected expenses we have changed the functional currency to the United States dollar effective January 1, 2013.

As a public company in the United States, we will be subject to the Sarbanes-Oxley Act. We can provide no assurance that we will, at all times, in the future be able to report that our internal controls over financial reporting are effective.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting.

As a smaller reporting company as defined in the Exchange Act we will be required to comply with Section 404 of the Sarbanes-Oxley Act although, as an emerging growth company and a smaller reporting company, we are not required to comply with Section 404(b) which requires attestation from our external auditors on our internal control over financial reporting. We will, however, be subject to Section 404(a) which requires management to provide a report regarding the effectiveness of internal controls. We have been listed on the TSX since June 2004 and have been subject to similar governance requirements under Multi-lateral Instrument 52-109. We will be reviewing all of our control processes to align them to the SOX 404 requirements. Failure to provide assurance that our financial controls are effective could lead to lack of confidence by investors which could lead to a lower share price.  When and if we are a “large accelerated filer” or an “accelerated filer” and are no longer an “emerging growth company,” (each as defined in the Exchange Act or the Securities Act), our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems including information technology, implement additional financial and management controls, reporting systems, and procedures, and hire additional accounting and finance staff.

We will incur significant increased costs as a result of operating as a U.S. public company and maintaining a dual listing on the TSX.

Although we intend to eventually de-list from the TSX, we will continue to be subject to Canadian reporting obligations even if we de-list from the TSX. Our Canadian reporting obligations will continue until we meet certain prescribed thresholds which would allow us to apply to cease being a Canadian “reporting issuer”. We may incur significant additional accounting, reporting and other expenses in order to maintain a dual listing on both The NASDAQ Stock Market, LLC and the TSX. For example, we may incur additional expenses if we are required to continue to present our financial information according to International Financial Reporting Standards in Canada, as well as according to U.S. GAAP in the United States. In addition, as a U.S. listed public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a company listed on the TSX. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, any new regulations or disclosure obligations may increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We anticipate incurring one-time costs associated with the listing of our shares of common stock on The NASDAQ Stock Market, LLC and transition to becoming a Delaware corporation of approximately $1.5 million to $2.0 million in 2013, consisting primarily of legal and accounting fees, of which $0.5 million was incurred in the three months ended March 31, 2013. Incremental recurring external costs associated with becoming a publicly traded company in the United States are estimated to be approximately $0.5 million per year consisting primarily of increased legal, accounting and insurance costs.

Our operating results may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our securities.

We have a history of operating losses. Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Due to fluctuations in our operating results, we believe that period-to-period comparisons of our results are not indicative of our future performance. It is possible that in some future quarter or quarters, our operating results will be above or below the expectations of securities analysts or investors. In this case, the price of our securities could decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments not previously approved, exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board. If we do, the information that we provide stockholders may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (1) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (2) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (3) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.

Decreased disclosures in our SEC filings due to our status as an “emerging growth company” may make it harder for investors to analyze our results of operations and financial prospects.

We are a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company”, at such time are we cease being an “emerging growth company”, we will be required to provide additional disclosure in our SEC filings.  However, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports and in a registration statement under the Exchange Act on Form 10.

Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Risks Relating to Our Business and Industry

Our research and development programs and product candidates are at an early stage of development. As a result we are unable to predict if or when we will successfully commercialize our products.

Our clinical product candidates as well as our other pipeline assets are at an early stage of development and will require significant further investment and regulatory approvals prior to commercialization. We currently have no product candidates beyond Phase II clinical trials. Mocentinostat is our only oncology product candidate currently ready for Phase II clinical trials, with MGCD265 in Phase I and Phase I/II clinical trials and MGCD516 is still in advanced pre-clinical development. Even if we obtained the required financing we cannot assure successful product development or that we will obtain regulatory approval or successfully commercialize any of our product candidates and generate revenues. Success in pre-clinical testing and early clinical trials does not ensure that later clincial trials will be successful, and the clinical trial process may fail to demonstrate that our product candidates are safe and effective for their proposed uses.  Any such failure could cause us to abandon a product candidate and may delay development of other product candidates.  Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

All of our clinical candidates will be subject to extensive regulation which can be costly and time consuming, cause delays or prevent approval of the products for commercialization.

The clinical development of product candidates is subject to extensive regulations by the FDA in the United States and by comparable regulatory authorities in Canada and other foreign markets. Product development is a very lengthy and expensive process and can vary significantly based upon the product candidate’s novelty and complexity. Regulations are subject to change and regulatory agencies have significant discretion in the approval process.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in the United States, Canada and other countries where we intend to market our products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, safety of the product candidates, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to GMP during production and storage as well as regulation of marketing activities including advertising and labeling.

In order to obtain regulatory clearance for the commercial sale of any of our product candidates, we must demonstrate through preclinical studies and clinical trials that the potential product is safe, efficacious for use in humans for each target indication and, in many cases, that it has significant advantages compared to existing approved treatments. The failure to adequately demonstrate the safety, efficacy, or superiority of a product under development could delay or prevent regulatory clearance of the product candidates.

No assurance can be given that current regulations relating to regulatory approval will not change or become more stringent in the United States, Canada or other foreign markets. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which we seek regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn or limited in some way if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Regulatory agencies could become more risk adverse to any side effects or set higher standards of safety and efficacy prior to reviewing or approving a product. This could result in a product not being approved.

We rely upon third-party contractors and service providers for the execution of some aspects of our development programs. Failure of these collaborators to provide services of a suitable quality and within acceptable timeframes may cause the delay or failure of our development programs.

We outsource certain functions, tests and services to CROs, medical institutions and collaborators as well as outsourcing manufacturing to collaborators and/or contract manufacturers and we rely on third parties for quality assurance, clinical monitoring, clinical data management and regulatory expertise. We may also engage a CRO to run all aspects of a clinical trial on our behalf. There is no assurance that such individuals or organizations will be able to provide the functions, tests, drug supply or services as agreed upon or in a quality fashion and we could suffer significant delays in the development of our products or processes.

In some cases there may be only one or few providers of such services, including clinical data management or manufacturing services. In addition, the cost of such services could be significantly increased over time. We rely on third parties and collaborators as mentioned above to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties and collaborators for clinical development activities reduces our control over these activities. Our reliance on these parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCP regulations and the investigational plan and protocols contained in the regulatory agency applications. In addition, these third parties may not complete activities on schedule or may not manufacture compounds under GMP conditions. Pre-clinical studies may not be performed or completed in accordance with GLP regulatory requirements or our trial design. If these third parties or collaborators do not successfully carry out their contractual duties or meet expected deadlines, obtaining regulatory approval for manufacturing and commercialization of our product candidates may be delayed or prevented. We rely substantially on third party data managers for our clinical trial data. There is no assurance that these third parties will not make errors in the design, management or retention of our data or data systems. There is no assurance these third parties will pass FDA or regulatory audits, which could delay or prohibit regulatory approval.

The timelines of our clinical trials may be impacted by numerous factors and any delays may adversely affect our ability to execute our current business strategy.

Our expectations regarding the success of our product candidates, including our clinical candidates and lead compounds, and our business are based on projections which may not be realized for many scientific or business reasons. We therefore cannot assure investors that we will be able to adhere to our current schedule. We set goals and make public statements that forecast the accomplishment of objectives material to our success: selecting clinical candidates, product candidates, timing of events, failures in research, the inability to identify or advance lead compounds, identifying target patient groups or clinical candidates, the commencement and completion of clinical trials, including reaching the MTD within a certain timeframe, and anticipated regulatory approval. The actual timing of these events can vary dramatically due to factors such as slow enrollment of patients in studies, difficulty in finding an MTD particularly for an oncology product candidate, uncertainties in scale-up, manufacturing and formulation of our compounds, failures in research, the inability to identify clinical candidates, failures in our clinical trials, and uncertainties inherent in the regulatory approval process and regulatory submissions. Decisions by our partners or collaborators may also affect our timelines and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our biopharmaceutical products. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. The duration of a Phase I clinical trial program can be significantly extended as the attainment of an appropriate dose may be delayed, resulting in additional costs and overall program delays. If a trial or phase of a trial has commenced, it could be placed on clinical hold if the regulatory authorities determine a trial or its design may be unsafe or require clarifications regarding protocol design.

We are and continue to be subject to stringent government regulations concerning the clinical testing of our products. We will also continue to be subject to government regulation of any product that receives regulatory approval.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where we intend to market our products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, the review and approval of manufacturing, preclinical and clinical data prior to marketing approval, including adherence to GMP during production and storage, and marketing activities including advertising and labeling.

Clinical trials may be delayed or suspended at any time by us or by the TPD, the FDA or by other similar regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or if compounds are not manufactured under acceptable GMP conditions or with acceptable quality.  Current regulations relating to regulatory approval may change or become more stringent. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which we seek regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn or limited in some way if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada. Regulatory agencies could become more risk adverse to any side effects or set higher standards of safety and efficacy prior to reviewing or approving a product. This could result in a product not being approved.

If we, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products and product candidates.

We have no experience in commercial manufacturing and depend on others for the production of our product candidates at suitable levels of quality and quantity. Any problems or delays in the manufacture of our products would have a negative impact on our ability to successfully execute our development and commercialization strategies.

There are no assurances we can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with GMP and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse effect, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. There may be a limited number of third parties who can manufacture our products. We may not be able to meet specifications previously established for compounds during scale-up and manufacturing.

We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. This will expose us and our partners to risks including the following, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•                  Contract manufacturers can encounter difficulties in achieving the scale-up, optimization, formulation, volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with TPD, FDA, ICH, European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of material for clinical study, leading to delays in our trials.

•                  For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other nationally mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.

•                  Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

The successful commercialization of our product candidates will depend on achieving market acceptance and we may not be able to gain sufficient acceptance to generate significant revenues.

Even if our product candidates are successfully developed and receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payers such as private insurers or governments and other funding parties and the medical community. The degree of market acceptance for any of our products will depend on a number of factors, including:

•                  demonstration of the clinical efficacy and safety of our products;

•                  the prevalence and severity of any adverse side effects;

•                  limitations or warnings contained in the product’s approved labeling;

•                  cost-effectiveness and availability of acceptable pricing;

•                  competitive product profile versus alternative treatment methods and the superiority of alternative treatment or therapeutics;

•                  the effectiveness of marketing and distribution methods and support for the products; and

•                  coverage and reimbursement policies of government and third-party payers to the extent that our products could receive regulatory approval but not be approved for coverage or adequate reimbursement by government or quasi government agencies.

Disease indications for which regulatory approval is sought may be small or large. These indications may be small subsets of a disease that could be parsed into smaller and smaller indications as different subsets of diseases are defined. This increasingly fine characterization of diseases could have negative consequences, including creating an approved indication that is so small as not to have a viable market for us. If future technology allows characterization of a disease in a way that is different from the characterization used for large pivotal studies, it may make those studies invalid or reduce their usefulness, and may require repeating all or a portion of the studies. Future technology may supply better prognostic ability which could reduce the portion of patients projected to need a new therapy. Even after being cleared by regulatory authorities, a product may later be shown to be unsafe or not to have its purported effect, thereby preventing its widespread use or requiring withdrawal from the market.

If we fail to obtain adequate healthcare reimbursement for our products, our revenue-generating ability will be diminished and there is no assurance that the anticipated market for our products will be sustained.

We believe that there will be many different applications for products successfully derived from our technologies and that the anticipated market for products under development will continue to expand. However, due to competition from existing or new products and the yet to be established commercial viability of our products, no assurance can be given that these beliefs will prove to be correct. Physicians, patients, formularies, payers or the medical community in general may not accept or utilize any products that we or our collaborative partners may develop. Other drugs may be approved during our clinical testing which could change the accepted treatments for the disease targeted and make our compound obsolete.

Our ability to commercialize our products with success may depend, in part, on the extent to which coverage and adequate reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations, as well as the ability of private payers to pay for or afford our drugs. No assurance can be given that adequate third party coverage will be available to patients that will allow us to maintain price levels sufficient for the realization of an appropriate return on our investment in product development.

Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.  Even if we obtain coverage for our product candidates, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

In the United States, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to varying degrees of government control. Healthcare reform and controls on healthcare spending may limit the price we charge for any products and the amounts thereof that we can sell. In particular, in the United States, the federal government and private insurers have changed and have considered ways to change, the manner in which healthcare services are provided. In March 2010, PPACA became law in the United States. PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the healthcare industry. The provisions of PPACA of importance to our potential product candidates include the following:

•                  an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, beginning in 2011;

•                  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23% and 13% of the average manufacturer price for most branded and generic drugs, respectively;

•                  expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•                  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•                  extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•                  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•                  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•                  new requirements to report annually certain financial arrangements with physicians, certain other healthcare professionals, and teaching hospitals, as defined in PPACA and its implementing regulations, including reporting any “payments or transfers of value” made or distributed to physicians, certain other healthcare providers, and teaching hospitals, and reporting any ownership and investment interests held by physicians and certain other healthcare providers and their immediate family members and applicable group purchasing organizations during the preceding calendar year, with data collection to be required beginning August 1, 2013 and reporting to the Centers for Medicare and Medicaid Services to be required by March 31, 2014 and by the 90th day of each subsequent calendar year;

•                  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•                  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted.  On August 2, 2011, the Budget Control Act of 2011, created, among other things, measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013.  On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.  These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

We anticipate that PPACA will result in additional downward pressure on the reimbursement we may receive for any approved and covered product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement that may affect the payments we could collect from sales of any products in the United States. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•                  the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•                  federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•                  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•                  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•                  state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. To the extent that any of our product candidates is ultimately sold in countries other than the United States, we may be subject to similar laws and regulations in those countries. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment, exclusion of products from reimbursement under U.S. federal or state healthcare programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Competition in our targeted market area is intense and this field is characterized by rapid technological change. Therefore developments by competitors may substantially alter the predicted market or render our product candidates uncompetitive.

There are several hundred drugs in clinical development today in the area of oncology therapeutics. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions.  In the oncology market, our major competitors include, but are not limited to: Amgen Inc.; ArQule Inc. and its partners Kyowa Hakko Kirin Pharma Inc. and Daiichi Sankyo Company Limited; Aveo Pharmaceuticals Inc.; Bristol-Myers Squibb Company; Exelixis Inc.; F. Hoffman-LaRoche Ltd.; GlaxoSmithKline PLC.; Novartis AG; and Pfizer Inc., among others.

Many companies have filed, and continue to file, patent applications in oncology which may or could affect our program. Some of these patent applications may have already been allowed or granted. These companies include, but are not limited to: Bristol-Myers Squibb Company; Compugen Limited; Exelixis Inc.; GlaxoSmithKline PLC.; Novartis; and Pfizer Inc. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will most likely be additional patent applications published and filed in the future, and additional research and development programs expected in the future.

In addition to companies that have HDAC inhibitors or kinase inhibitors addressing oncology indications, our competition also includes hundreds of private and publicly-traded companies that operate in the area of oncology but have therapeutics with different mechanisms of action. The oncology market in general is highly competitive with over 1,000 molecules currently in clinical development.

Developments by others may render our products or technologies non-competitive or obsolete or we may not be able to keep pace with technological developments. Our competitors may have developed or may be developing technologies which may be the basis for competitive products. Some of these products may prove to be more effective and less costly than the products developed or being developed by us. Our competitors may obtain regulatory approval for their products more rapidly than we do which may change the standard of care in the indications we are targeting, rendering our technology or products non-competitive or obsolete. Others may develop treatments or cures superior to any therapy we are developing or will develop. Moreover, alternate, less toxic forms of medical treatment may be developed which may be competitive with our products.

Most of the organizations which could be considered to be our competitors have substantially more financial and technical resources, more extensive discovery research, preclinical research and development capabilities and greater manufacturing, marketing, distribution, production and human resources than we do. Many of our current or potential competitors have more experience than us in research, preclinical testing and clinical trials, drug commercialization, manufacturing and marketing, and in obtaining domestic and foreign regulatory approvals. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on our product candidates, including our clinical candidates or our lead compounds. Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive.  In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.  Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA, EMA or other regulatory approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business.

We will not be able to successfully commercialize our product candidates without establishing sales and marketing capabilities internally or through collaborators.

We currently have no sales and marketing staff. We may not be able to find suitable sales and marketing staff and collaborators for all of our product candidates. The marketing collaborators we work with may not be adequate, successful or could terminate or materially reduce the effort they direct to our products. The development of a marketing and sales capability will require significant expenditures, management resources and time. The cost of establishing such a sales force may exceed any potential product revenues, or our marketing and sales efforts may be unsuccessful. If we are unable to develop an internal marketing and sales capability or if we are unable to enter into a marketing and sales arrangement with a third party on acceptable terms, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We are subject to competition for our skilled personnel and may experience challenges in identifying and retaining key personnel that could impair our ability to conduct our operations effectively.

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.  If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy. Although we have not experienced problems attracting and retaining highly qualified personnel in the recent past, our industry has experienced a high rate of turnover of management personnel in recent years.  Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.  We are highly dependent on our management, scientific and medical personnel, especially Charles M. Baum, M.D., Ph.D., our President and Chief Executive Officer, Mark J. Gergen, our Executive Vice President and Chief Operations Officer, Rachel Humphrey, M.D., our Executive Vice President and Chief Medical Officer, and

Jamie A. Donadio, our Vice President of Finance, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies.  We are not aware of any present intention of any of these individuals to leave our Company.  In order to induce valuable employees to continue their employment with us, we have provided stock options that vest over time.  The value to employees of stock options that vest over time is significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us at any time, with or without notice.  The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects.  Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We may also experience growth in the number of our employees and the scope of our operations, especially in clinical development. This growth will place a significant strain on our management, operations and financial resources and we may have difficulty managing this future potential growth. No assurance can be provided that we will be able to attract new employees to assist in our growth.  Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. We also may employ consultants or part-time and contract employees. There can be no assurance that these individuals are retainable. While we have been able to attract and retain skilled and experienced personnel and consultants in the past, no assurance can be given that we will be able to do so in the future.

We may become subject to the risk of product liability claims.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, the principal risks we face relate to patients in our clinical trials, who may suffer unintended consequences. Claims might be made by patients, healthcare providers or pharmaceutical companies or others. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale.  Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties.  Claims could also be asserted under state consumer protection acts.  If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved.  Even successful defense would require significant financial and management resources.  Regardless of the merits or eventual outcome, liability claims may result in:

•                  decreased demand for our product candidates;

•                  injury to our reputation;

•                  withdrawal of clinical trial participants;

•                  initiation of investigations by regulators;

•                  costs to defend the related litigation;

•                  a diversion of management’s time and our resources;

•                  substantial monetary awards to trial participants or patients;

•                  product recalls, withdrawals or labeling, marketing or promotional restrictions;

•                  loss of revenues from product sales; and

•                  the inability to commercialize any our product candidates, if approved.

We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations. We run clinical trials through investigators that could be negligent through no fault of our own and which could affect patients, cause potential liability claims against us and result in delayed or stopped clinical trials. We are required in many cases by contractual obligations, to indemnify collaborators, partners, third party contractors, clinical investigators and institutions. These indemnifications could result in a material impact due to product liability claims against us and/or these groups. We currently carry CND$10 million in product liability insurance in Canada, which we believe is appropriate for our clinical trials.  Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage.  Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage.  We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our business involves the controlled use of hazardous materials and as such we are subject to environmental and occupational safety laws. Continued compliance with these laws may incur substantial costs and failure to maintain compliance could result in liability for damages that may exceed our resources.

Our preclinical research, manufacturing and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials.  Our operations also produce hazardous waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

We may have to dedicate resources to the settlement of litigation.

Securities legislation in both Canada and the United States make it relatively easy for stockholders to sue. This could lead to frivolous law suits which could take substantial time, money, resources and attention or force us to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights or otherwise to protect our proprietary information and to prevent its disclosure, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in our favor. If we are required to defend our patents or trademarks against infringement by third parties, we may be required to pay substantial litigation costs, managerial attention and financial resources may be diverted from our research and development operations even if the outcome is in our favor.

We may be vulnerable to disruption, damage and financial obligation as a result of system failures.

Despite the implementation of security measures, any of the internal computer systems belonging to us, our collaborators or our third party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own, in collaborators’ or in third party service vendors’ operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. Furthermore, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. In addition our employees could become ill through pandemic diseases or other events that could materially interfere with, or stop, our operations.

We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek to enter into collaborations with companies that have more resources and experience and we may become dependent upon the establishment and successful implementation of collaboration agreements. We also may be required due to financial or scientific constraints to enter into additional corporate collaboration agreements to research and/or to develop and commercialize our compounds and/or our product candidates.  The establishment and realization of such collaborative agreements may be not be possible or may be problematic. There can be no assurance, however, that we will be able to establish such additional collaborations on favorable terms, if at all, or that our current or future collaborative arrangements will be successful or maintained for any specific project or indication.  If we are unable to reach successful agreements with suitable partners for our product candidates, we would face increased costs, we may be forced to limit the scope and number of our product candidates we can commercially develop or the territories in which we commercialize them and we might fail to commercialize products or programs for which a suitable partner cannot be found. If we fail to achieve successful partnerships, our operating results and financial condition will be materially and adversely affected.

In addition collaboration agreements may place restrictions or additional obligations on our ability to license additional compounds in different indications, diseases or geographical locations. If we fail to comply with or breach any provision of a collaborative or license agreement, a collaborator may have the right to terminate, in whole or in part, such agreement or to seek damages.

Some of our collaboration agreements are complex and involve sharing of certain data, know-how and intellectual property rights amongst the various parties. Accordingly our collaborators could interpret certain provisions differently than we or our other partners which could lead to unexpected or inadvertent disputes with partners. In addition, these agreements might make additional partnering or mergers and acquisitions difficult.

There is no assurance that a collaborator who is acquired by a third party would not attempt to change certain contract provisions that could negatively affect our collaboration. The acquiring company may also not accept the terms or assignment of our contracts and may seek to terminate the agreements. Any one of our partners could breach covenants, restrictions and/or sub-license agreement provisions leading us into disputes and potential breaches of our agreements with other partners.

Risks Relating to Our Intellectual Property

We may not obtain adequate protection for our products through patents and other intellectual property rights and as such our competitive advantage in the marketplace may be compromised.

Our success depends, in part, on our ability to secure and protect our patents, trade secrets, trademarks and other intellectual property rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that we own or license. We have filed and are actively pursuing patent applications in the United States, Canada, Japan, Europe and other major markets via the Patent Cooperation Treaty or directly in countries of interest. The patent positions of healthcare companies, biopharmaceutical companies, including ours, and universities are uncertain and involve complex questions of law and fact for which important legal issues may remain unresolved. Therefore, there is no assurance that our pending patent applications will result in the issuance of patents or that we will develop additional proprietary products which are patentable. Moreover, patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes or file applications or be granted patents that would block or hurt our efforts. There are no assurances that our patent counsel, lawyers or advisors have given us correct advice or counsel. Opinions from such patent counsel or lawyers may not be correct or based on incomplete facts. We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would be declared by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. We may analyze our competitors’ patents or patent applications and believe we are free to operate but there could be claims granted to our competitors, potentially in unrelated patents, which block our efforts or cause us to infringe such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis or will design around products that we patented. The steps we have taken to protect our intellectual property may not prevent the appropriation of our proprietary information and technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in Canada, the United States or Europe. Unauthorized disclosure of our proprietary information could also harm our competitive position. We could also inadvertently use our collaborators’ data inappropriately which could lead to liability. We may file patent applications but have claims restricted or we may not be able to supply sufficient data to satisfy a patent office to support our claims and, as a result, may not obtain the original claims desired or we may receive restricted claims. Alternatively, it is possible that we may not receive any patent protection from an application. We could inadvertently abandon a patent or patent application (or trademark or trademark application), resulting in the loss of protection of certain intellectual property rights in a certain country. We, our collaborators or our patent counsel may take action resulting in a patent or patent application becoming abandoned which may not be able to be reinstated or if reinstated, may suffer patent term adjustments. Any of these outcomes could hurt our ability to gain full patent protection for our products. Registered trademarks in Canada, the United States and other countries that belong to us are subject to the same risks as described above for patents and patent applications.

Many of our collaboration agreements are complex and may call for licensing or cross-licensing of potentially blocking patents, know-how or intellectual property. Due to the potential overlap of data, know-how and intellectual property rights there can be no assurance that one of our collaborators will not dispute our right to send data or know-how or other intellectual property rights to third parties and this may potentially lead to liability or termination of a program. There are no assurances that the actions of our collaborators would not lead to disputes or cause us to default with other collaborators. We cannot be certain that a collaborator will not challenge the validity of licensed patents.

We cannot be certain that any country’s patent and/or trademark office will not implement new rules which could seriously affect how we draft, file, prosecute and/or maintain patents and patent applications. We cannot be certain that increasing costs for drafting, filing, prosecuting and maintaining patent applications and patents will not restrict our ability to file for patent protection. We may be forced to abandon or return the rights to specific patents due to a lack of financial resources There is no assurance that we could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain products by us.

We have filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademark applications will be registered in the United States or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

Moreover, some of our know-how technology which is not patented or not patentable may constitute trade secrets. Therefore, we require our consultants, advisors and collaborators to enter into confidentiality agreements and our employees to enter into invention, non-disclosure and non-compete agreements. However, no assurance can be given that such agreements will provide for a meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. Furthermore, we cannot provide assurance that any of our employees, consultants, contract personnel, or collaborators, either accidentally or through willful misconduct, may cause serious impact to our programs and/or our strategy. All of our employees have signed confidentiality agreements but there can be no assurance that they will not inadvertently or through their misconduct give trade secrets away.

We may be required to reduce the scope of our intellectual property due to third-party intellectual property infringement claims. Patent litigation, including defense against third-party intellectual property claims may incur substantial costs.

Patent applications which may relate to or affect our business may have been filed by others. Such patent applications or patents resulting therefrom may conflict with our technologies, patents or patent applications and reducing the scope of our patent protection. Such events could cause us to stop or change the course of our research and development. We could also become involved in interference proceedings in connection with one or more of our patents or patent applications to determine priority of invention. There can be no guarantees that an interference proceeding would be successful or that such an outcome could be reversed on appeal.

No assurance can be given that our patents, once issued, would be declared by a court to be valid or enforceable, or that we would not be found to infringe a competitor’s patent.

Third parties may assert that we are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or any third-party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we would prevail in any of these types of actions or that any required license would be available on commercially acceptable terms or at all. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

Our intellectual property may be infringed upon by a third party.

Third parties may infringe one or more of our issued patents or trademarks. We cannot predict if, when or where a third party may infringe one or more of our issued patents or trademarks. We may attempt to invalidate a competitor’s patent. There is no assurance such action will ultimately be successful and even if initially successful; it could be overturned upon appeal. There is no assurance that we would be successful in a court of law to prove that a third party is infringing one or more of our issued patents. Even if we are successful in proving in a court of law that a third party is infringing one or more of our issued patents there can be no assurance that we would be successful in halting their infringing activities, for example, through a permanent injunction, or that we would be fully or even partially financially compensated for any harm to our business. We may be forced to enter into a license or other agreement with the infringing third party at terms less profitable or otherwise commercially acceptable to us than if the license or agreement were negotiated under conditions between those of a willing licensee and a willing licensor. We may not become aware of a third party infringer within legal timeframes for compensation or at all, thereby possibly losing the ability to be compensated for any harm to our business. Such a third party may be operating in a foreign country where the infringer is difficult to locate and/or the patent laws may be more difficult to enforce. Some third party infringers may be able to sustain the costs of complex patent infringement litigation more effectively than we can because they have substantially greater resources. Any inability to stop third party infringement could result in loss in market share of some of our products or even lead to a delay, reduction and/or inhibition of the development, manufacture or sale of certain products by us. There is no assurance that a product produced and sold by a third party infringer would meet our or other regulatory standards or would be safe for use. Such third party infringer products could irreparably harm the reputation of our products thereby resulting in substantial loss in market share and profits.

Risks Relating to Our Shares of Common Stock

Our share price is volatile and may be influenced by numerous factors that are beyond our control.

A low share price and low market valuation may make it difficult to raise sufficient additional cash due to the significant dilution to current stockholders. Market prices for shares of biotechnology and biopharmaceutical companies such as ours are often volatile. Factors such as clinical and regulatory developments regarding our products or processes, developments regarding potential or future third-party collaborators, announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or by others or any litigation relating to these rights, regulatory actions, general conditions in the biotechnology and pharmaceutical industries, failure to meet analysts’ expectations, publications, financial results or public concern over the safety of biopharmaceutical and biotechnological products, economic conditions in the United States, Canada or abroad, terrorism and other factors could have a significant effect on the share price for our shares of common stock. Any setback or delay in the clinical development of our programs could result in a significant decrease in our share price. In recent years the stock of other biotechnology and biopharmaceutical companies has experienced extreme price fluctuations that have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of our shares of common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. These fluctuations may result due to macroeconomic and world events, national or local events, general perception of the biotechnology industry or to a lack of liquidity. In addition other biotechnology companies or our competitors’ programs could have positive or negative results that impact their stock prices and their results, or stock fluctuations could have a positive or negative impact on our stock price regardless whether such impact is direct or not.

Stockholders may not agree with our business, scientific, clinical and financial strategy, including additional dilutive financings, and may decide to sell their shares or vote against such proposals. Such actions could materially impact our stock price. In addition, portfolio managers of funds or large investors can change or change their view on us and decide to sell our shares. These actions could have a material impact on our stock price. In order to complete a financing, or for other business reasons, we may elect to consolidate our shares of common stock. Investors may not agree with these actions and may sell the shares. We may have little or no ability to impact or alter such decisions.

A small number of stockholders control the majority of our shares, and their actions may significantly influence the share price.

As of March 31, 2013, eleven stockholders beneficially owned approximately 89% of our outstanding common stock, or approximately 90.1% assuming exercise of outstanding warrants to purchase shares of common stock and stock options (vested and unvested). Baker Bros. Advisors LLC and Tavistock Life Sciences and their affiliates collectively own approximately 40% of our outstanding common stock.  In addition, in conjunction with certain financing transactions, we granted to Baker Brothers and Tavistock each the right to nominate a member of our Board of Directors and the right to appoint an observer on our Board of Directors. As a result, each of Baker Brothers and Tavistock has significant influence over matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. Furthermore, as a thinly traded stock, if Baker Brothers, Tavistock, or any of other of our major stockholders determine to exit from the industry or from their holdings in us, for whatever reason, the impact on the share price could be detrimental over a prolonged period of time.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be our stockholders’ only source of gain.

We are a holding company with no material assets other than the stock of our wholly-owned subsidiary. Accordingly, all our operations are conducted by MethylGene Canada, our wholly-owned subsidiary (and its wholly-owned subsidiary, MethylGene US Inc.). MethylGene Canada has never declared or paid any cash dividends on its common shares, and we currently expect that the earnings and cash flow of MethylGene Canada will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future.  Accordingly, although we do not anticipate paying any dividends in the foreseeable future, our subsidiary may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distributions with respect to our common stock. As a result, capital appreciation, if any, of our common stock would be our stockholders’ sole source of gain on their investment in our common stock for the foreseeable future.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements in the following discussion and throughout this Registration Statement that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this report because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under Item 1A “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes. Please see the section titled “Forward-Looking Statements” at the beginning of this Registration Statement.

We were incorporated under the laws of the State of Delaware on April 29, 2013.  On May 8, 2013, our Board of Directors approved and we entered into an arrangement agreement with MethylGene Canada. Subject to the terms and conditions of the arrangement agreement, the shareholders of MethylGene Canada received one share of our common stock in exchange for every 50 common shares of MethylGene Canada, which had the effect of a 50-for-1 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act. Such transaction is referred to herein as the Arrangement.  In addition, all outstanding options and warrants to purchase common shares of MethylGene Canada became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate adjustment was made to the exercise price or conversion price, as applicable. Upon consummation of the Arrangement on June 28, 2013, MethylGene Canada became our wholly-owned subsidiary. As a result, the discussion contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, including the financial information and related disclosure, reflect the consolidated operations of MethylGene Canada.

We are a holding company whose only asset is stock of MethylGene Canada. We conduct virtually all of our business operations though MethylGene Canada and its wholly-owned subsidiary, MethylGene US Inc.

Our historical functional currency was Canadian dollars as of December 31, 2012. Effective January 1, 2013, our functional currency is U.S. dollars. Our reporting currency is U.S. dollars and prior to January 1, 2013, for presentation purposes, assets and liabilities have been translated to U.S. dollars at exchange rates at the reporting date.  Income and expenses have been translated to U.S. dollars at the average exchange rate for the period in which the transactions occurred.  Equity transactions have been translated at the spot exchange rates on the date the transactions occurred. Exchange rate differences are recognized in a separate component of stockholders’ equity titled accumulated other comprehensive income.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information appearing elsewhere in this Registration Statement.

Overview

We are a biopharmaceutical company engaged in the development and commercialization of novel therapeutics for the treatment of cancer. Our compounds result from internal chemistry efforts targeting the active sites of enzymes that are key drivers of tumor growth. Our lead program in clinical development is MGCD265, a multi-targeted small molecule kinase inhibitor for treatment of oncology patients with solid tumors. We are also evaluating development opportunities for pipeline programs for the treatment of cancer.  Our common shares have been listed on the Toronto Stock Exchange since June 29, 2004 under the ticker symbol “MYG”.

Our clinical stage product candidates are MGCD265, an oral small molecule, multi-targeted kinase inhibitor for oncology, and mocetinostat, an oral small molecule, selective inhibitor of certain histone deacetylase, or HDAC, enzymes relevant for oncology.

We are actively developing MGCD265 and are evaluating opportunities to begin new studies with mocetinostat and the potential to advance preclinical product candidates into clinical development. We own all rights to MGCD265 and have certain royalty and licensing arrangements pursuant to a previous partnership with Taiho Pharmaceutical Co. Ltd. covering mocetinostat in certain Asian territories. In addition, we have partnerships with Otsuka Pharmaceutical Co. Ltd. and EnVivo Pharmaceuticals, Inc. for other pipeline programs.

We have not generated any revenues from product sales. To date, we have funded our operations primarily through the sale of our common stock and through up-front payments, research funding and milestone payments from our collaboration arrangements.

We have incurred losses in each year since our inception. Our net losses were $4.2 million for the three months ended March 31, 2013, and $20.3 million and $9.8 million for 2012 and 2011, respectively. As of March 31, 2013 we had an accumulated deficit of $149.7 million. Substantially all of our operating losses resulted from expenses incurred in connection with our drug candidate development programs, our research activities and general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years.  In the near term, we anticipate that our expenses will increase as we:

•                  advance the ongoing clinical development of MDCD265 for oncology;

•                  evaluate opportunities for the potential initiation of further clinical development of mocetinostat for oncology;

•                  evaluate opportunities for the potential clinical development of our preclinical programs for oncology;

•                  continue our translational science research efforts;

•                  maintain, expand and protect our intellectual property portfolio; and

•                  provide general and administrative support for our operations.

To fund future operations we will need to raise additional capital.  The amount and timing of future funding requirements will depend on many factors, including the timing and results of our ongoing development efforts, the potential expansion of our current development programs, potential new development programs and related general and administrative support.  We anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential collaboration agreements.  We cannot assure you that anticipated additional financing will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our equity securities offerings, there can be no assurance that we will be able to do so in the future.

Financial Operations Overview

Revenues

To date, we have not generated any revenues from product sales and do not expect to do so for a number of years. Revenues to date have been generated substantially from our research collaborations and license agreements. Since our inception through March 31, 2013, we have generated $84.7 million in revenues under our various collaboration arrangements. We do not anticipate significant revenue from our existing collaboration arrangements in the foreseeable future. We may never generate revenues from MCGD265, mocetinostat or any of our preclinical development programs, as we may never succeed in obtaining regulatory approval or commercializing any of these product candidates.

Research and Development Expenses

Research and development expenses consist primarily of salaries, benefits, stock-based compensation and related personnel costs, fees paid to external service providers such as contract research organizations and contract manufacturing organizations related to clinical trials, contractual obligations for clinical development, clinical sites, manufacturing and scale-up, formulation of clinical drug supplies, and costs for facilities and amortization of equipment. We expense research and development expenses as incurred.  We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expense when the service has been performed or when the goods have been received.  Since our inception, we have spent a total of $217.0 million in research and development expenses through March 31, 2013. At this time, due to the risks inherent in the clinical development process and the early stage of our product development programs we are unable to estimate with any certainty the costs we will incur in the continued development of MCGD265, the potential further development of mocetinostat or any of our preclinical development programs. We expect that our research and development expenses may increase if we are successful in advancing MCGD265, mocetinostat or any of our preclinical programs into advanced stages of clinical development. The process of conducting clinical trials necessary to obtain regulatory approval and manufacturing scale-up to support expanded development and potential future commercialization is costly and time consuming. Any failure by us or delay in completing clinical trials, manufacturing scale up or in obtaining regulatory approvals could lead to increased research and development expense and, in turn, have a material adverse effect on our results of operations.

Our research and development efforts have been focused on MGCD265 for oncology and MGCD290 for antifungal indications.   In future periods, we intend to focus our research and development efforts on oncology, including MGCD265.   The following table summarizes our research and development expenses, in thousands:

	Years ended December 31,		Three months ended March 31,
	2012	2011	2013	2012
Third-party clinical development costs:
MGCD265	$6,377	$3,342	$1,871	$1,169
MGCD290	3,054	1,402	832	535
MGCD0103	52	113	83	14
MGCD516	—	—	86	—
Total third-party clinical development costs:	9,483	4,857	2,872	1,718
Internal clinical development costs	3,609	2,196	846	1,087
Total clinical development	13,092	7,053	3,718	2,805
Non-clinical research and development	3,668	2,732	1,986	702
Research and development, gross	16,760	9,785	5,704	3,507
Less: Investment tax credits	(1,675)	(894)	(229)	(1,303)
Research and development, net	$15,081	$8,891	$5,475	$2,204

We reported data from a recently completed Phase II trial for MGCD290 in VVC in March 2013.   In this study, MGCD290 failed to improve the rate of therapeutic cure.  While we continue to analyze the data and results of that trial, at the present time we do not expect to prioritize development of MGCD290 internally and we will explore whether there may be external interest in the program.  Our development program for MGCD265 is in Phase I/II clinical development.  Given this early stage of clinical development and the significant risks and uncertainties inherent in the clinical development, manufacturing and regulatory approval process, we are unable to estimate with any certainty the time or cost to complete the development of MGCD265 and other product candidates.  Clinical development timelines, the probability of success and development costs can differ materially from expectations and results from our clinical trials may not be favorable.  If we are successful in progressing MGCD265 into later stage development, we will require additional capital; however, while we are currently focused on advancing MGCD265, the amount and timing of our future research and development expenses will depend on the preclinical and clinical success of both our current development activities and potential development of new product candidates, as well as ongoing assessments of the commercial potential of such activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation related to our executive, finance, business development and support functions.  Other general and administrative expenses include rent and utilities, travel expenses and professional fees for auditing, tax and legal services. We expect that general and administrative expenses may increase in the future as we expand our operating activities. In addition, general and administrative costs in 2013 are expected to reflect increased costs associated with the our listing as a publicly traded company in the United States, our associated transition to becoming a Delaware corporation, and the potential need to maintain listing status on both Canadian and U.S. exchanges for several quarters. We anticipate incurring one-time costs associated with the listing of our shares of common stock on The NASDAQ Stock Market, LLC and the transition to becoming a Deleware corporation of approximately $1.5 million to $2.0 million in 2013, consisting primarily of legal and accounting fees, of which $0.5 million was incurred in the three months ended March 31, 2013.  Incremental recurring external costs associated with becoming a publicly traded company in the United States are estimated to be approximately $0.5 million per year, consisting primarily of increased legal, accounting and insurance costs.

Other Income, Net

Other income consists primarily of interest income, foreign exchange gains and losses and fair value gains and losses on our warrant liability.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which we have prepared in accordance with generally accepted accounting principles in the U.S. (GAAP).  In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material. Additionally, we are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

While our significant accounting policies are described in more detail in Note 2 of our annual consolidated financial statements included in this Registration Statement, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue from various research, collaboration and license agreements which may include multiple elements, such as when the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received upon the signing of research agreements are recognized over the period of performance of the related activities, and as such, require estimates. Up-front licensing revenue is deferred and recognized over the term during which we maintain substantive contractual obligations, which may also involve estimates from management. In the event the substantive obligation changes, an appropriate adjustment will be made to the amortization of deferred revenue. Amounts received in advance of revenue recognition are included in deferred revenue. Milestone payments are recognized as they are earned. Revenue that is recognized but has not been invoiced to partners is recorded as unbilled revenue.

Accrued Research and Development Expenses

We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on the facts and circumstances known to us at that time. Our expense accruals for clinical trials are based on estimates of the fees associated with services provided by clinical trial investigational sites and Clinical Research Organizations. Payments under some of the contracts we have with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate these services based on other information available to us. If we underestimate or overestimate the activity or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued expenses have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals.

Government Assistance

We incur research and development expenditures, which are eligible for refundable investment tax credits, or ITCs. The ITCs recorded are based on our estimates of amounts expected to be recovered and are subject to an audit by the taxation authorities, which may result in material differences. We claimed refundable ITCs from the provincial tax authority in 2012 and 2011. As we are a public company, federal ITCs are not refundable.

Stock-Based Compensation

We account for stock-based compensation expense related to stock options granted to employees and members of our Board of Directors by estimating the fair value of each stock option at the date of the grant using the Black-Scholes option-pricing model.  For awards subject to time-based vesting conditions, we recognize stock-based compensation expense ratably over the vesting period of the options. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, we deduct the number of options that are expected to be forfeited at the time of a grant and revise this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimated.

We recognized stock-based compensation expense as follows (in thousands):

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012	2011
Research and development	$141	$220	$817	$268
General and administrative	321	170	1,192	672
	$462	$390	$2,009	$940

Key assumptions

We utilize the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected life of the option. These estimates involve inherent risk and uncertainties and the application of management’s judgment.  If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions:

	Three months ended March 31,		Year ended December 31,
Weighted Average	2013	2012	2012	2011
Risk-free interest rate	1.52%	1.23%	1.18%	2.04%
Dividend yield	0%	0%	0%	0%
Volatility factor	104.24%	117.61%	116.43%	116.79%
Expected life (years)	7	4.38	4.42	4.27

These assumptions are estimated as follows:

Risk-free interest rate: We utilize the risk-free interest rate for periods equal to the expected life of share options based on the Canadian Treasury Yield in effect at the time of the grant.

Expected Dividend Yield: We base the expected dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. Consequently, we used an expected dividend of zero.

Expected Volatility: The expected stock price volatility is estimated by taking the average historic price volatility of our shares of common stock based on the grant date and on daily pricing observations over a period equivalent to the expected term of the stock option grants.

Expected life: The expected life represents the period of time that the options are expected to be outstanding based on management’s best estimates on its current programs’ success and milestones to be achieved within the term of the options granted, as well as consideration of historical data.

Pre-Vesting Forfeitures:  Estimates of pre-vesting forfeitures are based on historical experience. The difference between actual forfeitures and estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Functional Currency

Historically, our functional currency has been the Canadian dollar and the functional currency of our subsidiaries, MethylGene Canada and MethylGene US Inc., has also been the Canadian dollar. Management undertakes a detailed review of the appropriateness of the status of our functional currency on a quarterly basis.  Our reporting currency is U.S. dollars.

Management also undertook a detailed review by operating department for 2013. As we do not have revenue, the primary factor in determining functional currency relates to the currency in which we incur most of our expenditures. Based on the projected level of spending on clinical trials, which are predominantly denominated in U.S. dollars coupled with the increase in U.S.-based employees, we concluded that spending in U.S. dollars will exceed that in Canadian dollars for 2013 and onwards. As we do not foresee a reversal of this trend, management has transitioned the functional currency to the U.S. dollar effective January 1, 2013.

In 2011 and 2012, we issued common stock purchase warrants in connection with the issuance of common stock through private placements with exercise prices denominated in Canadian dollars. Upon the issuance of these common stock purchase warrants, we allocated the net proceeds to common stock and warrants based on their relative fair values, and calculated the fair value of the issued common stock purchase warrants utilizing the Black-Scholes option-pricing model. The allocated fair value was then recorded as warrants within stockholders’ equity on the consolidated balance sheet. The fair value was not remeasured in periods subsequent to the date of issuance.

The change in our functional currency to the U.S. dollar effective January 1, 2013 changed how we account for our warrants which have exercise prices denominated in Canadian dollars. Upon the change in functional currency, we classified these warrants as a current liability and recorded a warrant liability of $16.2 million which represents the fair market value of the warrants at that date in accordance with Accounting Standards Codification, or ASC, 815, “Derivatives and Hedging”. The initial fair value recorded as warrants within stockholders’ equity of $11.2 million was reversed. The change in fair value related to periods prior to January 1, 2013 of $5.0 million was recorded as an adjustment to accumulated deficit. At each reporting period subsequent to January 1, 2013, we will adjust the fair value of the warrant liability and any corresponding increase or decrease to the warrant liability will be recorded as a component of other income (expense) on the consolidated statement of operations and comprehensive loss. The estimated fair value is determined using the Black-Scholes option-pricing model based on the estimated value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying common stock. The fair value of the warrant liability was $11.8 million at March 31, 2013 and we recorded a gain of $4.4 million for the three months ended March 31, 2013 which is included in other income in the consolidated statement of operations and comprehensive loss.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of monetary assets and liabilities denominated in currencies other than our functional currency are recognized in the other income (expense).

Net Operating Loss Carryforwards and Investment Tax Credits

As of December 31, 2012, we had Canadian net operating loss carryforwards of $25.5 million for federal income tax purposes and $25.7 million for provincial income tax purposes, which both begin to expire in 2030.

As of December 31, 2012, we recorded Canadian provincial refundable investment tax credits of $1.7 million as a reduction of research and development expenditures. In addition, we had Canadian federal non-refundable investment tax credits of $3.0 million as at December 31, 2012, which may be utilized to reduce future federal income taxes payable. The non-refundable Canadian federal investment tax credits begin to expire in 2030.

Recent Accounting Pronouncements

See Item 15 “Notes to Consolidated Financial Statements—Note 3—“Recent Accounting Pronouncements” of our annual consolidated financial statements.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2012

The following table summarizes our results of operations for the three months ended March 31, 2013 and 2012 (in thousands):

	For the Three Months Ended March 31,
	2013	2012	Variance
Research collaborations and contract revenues	$—	$—	$—
License and up-front fees	—	—	—
Research and development, net	5,475	2,204	(3,271)
General and administrative	2,524	1,220	(1,304)
Other income, net	3,801	68	3,733

Revenues

Research Collaborations and Contract Revenues

There were no research collaborations and contract revenues in either the three months ended March 31, 2013 or 2012.

License and Up-front Fees

There were no license and up-front fees in either the three months ended March 31, 2013 or 2012.

Research and Development Expenses

Net research and development expenses were $5.5 million for the three months ended March 31, 2013 compared to $2.2 million for the same period in 2012, an increase of $3.3 million.  The increase is primarily due to costs of $1.3 million associated with the manufacturing of drug product and formulation work for MGCD265, the completing of the Phase 2 clinical trial for MGCD290 and increased costs related to translational sciences.  The increase also reflects a $1.1 million decrease in investment tax credits due to a favorable adjustment of prior year’s calculations subsequent to the completion of an audit by the provincial tax authority.  Also reflected in the increase, to a lesser extent, is the cost relating to the departure of our Chief Scientific Officer of $0.8 million.

General and Administrative Expenses

General and administrative expenses were $2.5 million for the three months ended March 31, 2013 compared to $1.2 million for the same period in 2012.  The increase of $1.3 million primarily reflects increased expenses related to recent management changes of $0.8 million including the departures of several executives. The increase also reflects additional professional fees of $0.5 million incurred in connection with the Arrangement and in preparation for the listing of our shares of common stock on The NASDAQ Stock Market LLC.

Other Income, Net

Other income, net was $3.8 million for the three months ended March 31, 2013 compared to $68,000 for the same period in 2012.  The increase primarily reflects a gain of $4.4 million from the change in fair value of our warrant liability, partially offset by a $644,000 increase in foreign exchange loss primarily due to the transition to the U.S. dollar as the functional currency.

Comparison of the Years Ended December 31, 2012 and 2011

The following table summarizes the results of our operations for the years ended December 31, 2012 and 2011 (in thousands):

	For the Year Ended December 31,
	2012	2011	Variance

Research collaborations and contract revenues	$—	$811	$(811)
License and up-front fees	—	2,333	(2,333)
Research and development, net	15,081	8,891	6,190
General and administrative	5,394	4,340	1,054
Other income, net	228	309	(81)

Revenues

Research Collaborations and Contract Revenues

Research collaborations and contract revenues were $0 in 2012, compared to $811,000 in 2011. Research collaboration and contract revenues in 2011 reflect reimbursed development expenses from Otsuka $809,000. There were no revenues in 2012 as the research component of our collaboration agreement ended on June 30, 2011.

License and Up-front Fees

There were no license and up-front fees in 2012 compared to $2.3 million in 2011. We had recorded license and up-front revenues in 2011 in connection with both the Otsuka and Taiho agreements ($1.7 million and $660,000, respectively). When our substantial obligations ended under both agreements, we amortized the remaining deferred revenue under the Otsuka and Taiho agreements in the second and fourth quarters of 2011, respectively.

Research and Development Expenses

Net research and development expenses were $15.1 million in 2012 compared to $8.9 million in 2011.  The increase of $6.2 million primarily reflects $5.0 million of increased costs associated with the two ongoing Phase I clinical trials of MGCD265 and the recently completed Phase II clinical trial of MDCD290.  The increase also reflects, to a lesser extent, $1.8 million of increased employee expenses associated with the hiring of a Chief Medical Officer and several additional senior management staff during 2012.  Partially offsetting these increased expenses was an increase in investment tax credits of $0.9 million due primarily to a favorable adjustment of prior year calculations subsequent to the completion of an audit by the provincial tax authority.

General and Administrative Expenses

General and administrative expenses were $5.4 million in 2012 compared to $4.3 million in 2011.  The increase of $1.1 million primarily reflects an increase in employee expenses of $1.0 million for costs associated with the resignation of our former Chief Executive Officer and the appointment of our current Chief Executive Officer.

Other Income, Net

Other income, net was $0.2 million in 2012 compared to $0.3 million in 2011.  The decrease of $0.1 million primarily reflects lower interest income of $25,000 due to lower average cash balances in 2012 and 2011 and the unfavorable impact of foreign exchange rates between the U.S. and Canadian dollar of $55,000.

Liquidity and Capital Resources

Since our inception, our operations have been primarily financed through public and private sales of our equity and payments received under our collaboration arrangements.  Since inception, we have devoted our resources to funding research and development programs, including discovery research, preclinical and clinical development activities.

We have incurred operating losses in each year since our inception and we expect to continue to incur operating losses into the foreseeable future as we advance the ongoing development of our lead product candidate MCGD265; evaluate opportunities for the potential initiation of further clinical development of mocetinostat; evaluate opportunities for the potential clinical development of our pre-clinical programs and continue our research efforts.  To fund future operations we will need to raise additional capital.  The amount and timing of future funding requirements will depend on many factors including the timing and results of our ongoing development efforts, the potential expansion of our current development programs, potential new development programs and related general and administrative support.  We anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential collaboration agreements.  Additional financing may not be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our equity securities offerings, we may not be able to do so in the future.  If we are not able to secure adequate additional financings we may be forced to make reductions in spending and/or liquidate assets where possible.  Any of these actions could harm our business and our results of operations.

At March 31, 2013 we had $29.9 million of cash, cash equivalents and marketable securities compared to $37.4 million at December 31, 2012.

Cash Flows for the Three Months Ended March 31, 2013 and 2012 and the Years Ended December 31, 2012 and 2011

Operating Activities

Cash used for operating activities for the three months ended March 31, 2013 was $7.3 million compared to $4.5 million for the three months ended March 31, 2012.  The increase relates primarily to the increased operating costs in the first three months of 2013 versus the first three months of 2012 discussed above.

Cash used for operating activities for 2012 was $16.9 million, compared to $11.6 million in 2011, an increase of $5.3 million. This increase relates primarily to lower revenues from collaborative arrangements and higher clinical development costs in 2012 versus 2011.

Investing Activities

Investing activities consist primarily of purchases, sales and maturities of marketable securities and purchases of property and equipment. Investing activities used cash of $70,000 for the three months ended March 31, 2013 and used cash of $99,000 for the three months ended March 31, 2012.  We acquired $90,000 of property and equipment in the three months ended March 31, 2013 compared to $2,000 in the three months ended March 31, 2012.  This increase reflects higher capital expenditures for information technology.

Investing activities provided cash of $326,000 for 2012 and used cash of $19.2 million for 2011.  We acquired $230,000 of property and equipment during 2012 compared to $110,000 in 2011, an increase of $120,000. The increase relates primarily to higher spending on information technology equipment along with some office equipment for our U.S. subsidiary located in Princeton, New Jersey.

Financing Activities

Financing activities consist primarily of net proceeds from the sale of common stock and warrants and proceeds from the exercise of stock options and warrants.  There were no financing activities for the three months ended March 31, 2013. We used $3,000 of cash for reorganization costs for the three months ended March 31, 2012.

Financing activities generated cash flows of $24.8 million in 2012 compared to $33.6 million in 2011, a decrease of $8.8 million.  Cash flows from financing activities included net proceeds from private placements of our common stock of $24.8 million and $33.6 million in 2012 and 2011, respectively.

As of March 31, 2013 we had restricted cash equivalents and marketable securities of $376,000, compared to $374,000 at December 31, 2012. We expect the restricted cash equivalents and marketable securities to reduce to $82,500 by the end of November 2013. The remaining restricted cash equivalents and marketable securities of $82,500 relates to deposits made in connection with our corporate credit cards.

We believe that our current cash and cash equivalents, marketable securities and restricted cash equivalents and marketable securities are sufficient to carry out our currently planned clinical development and operating plans into the second quarter of 2014. Our cash, cash equivalents and marketable securities decreased by $7.5 million in the three months ended March 31, 2013, reflecting a rate of negative cash flow per month of $2.5 million.  While our rate of future negative cash flow per month will vary due to the timing of expenses incurred, at the current rate of negative cash flow per month we believe that our current cash, cash equivalents and marketable securities will enable us to complete Phase I development of MCGD265, which if successful would enable us to enter Phase II development.  Our future cash requirements could increase if we decide to expand our research and development efforts beyond the currently planned development of MCGD265.

Off-Balance Sheet Arrangements

During 2011 and 2012 and the three months ended March 31, 2013, we did not have any off-balance sheet arrangements (as defined by applicable SEC regulations) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Internal Control Over Financial Reporting

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. While we have been subject to similar requirements pursuant to applicable Canadian requirements for companies listed on the Toronto Stock Exchange, the rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Item 3. Properties.

Our Canadian office is located at 7150 Frederick Banting Street, Suite 200, Montreal, Québec, H4S 2A1, and we occupy approximately 10,000 square feet of office and laboratory space. Our U.S. subsidiary is located at 125 Village Boulevard, Princeton, New Jersey 08540 with 1,983 square feet of office space and we also have an office located at 4660 La Jolla Village Drive, Suite 500, San Diego, California 92122 where we occupy four offices at an executive office center. The term of our lease at Frederick Banting Street, Montreal expires on August 31, 2014 with an option to extend the lease by six months. The term of our lease at Village Boulevard, Princeton expires on April 30, 2015 with an option to renew the lease for five years. The term of our lease at La Jolla Village Drive, San Diego expired on March 31, 2013 but automatically renewed for an additional three months. Rental payments are approximately $15,000 per month for our Montreal office, approximately $5,000 per month for our Princeton office and approximately $5,000 per month for our San Diego office.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information concerning the beneficial ownership of our common stock as of March 31, 2013, by:

•                  each person, or group of affiliated persons, known by us to beneficially own more than 5% our common stock;

•                  each of our directors;

•                  each of our named executive officers; and

•                  all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to the offering is based on 9,957,739 shares of common stock outstanding at March 31, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or will be exercisable within 60 days of March 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity is c/o Mirati Therapeutics, Inc., 9363 Towne Centre Drive, Suite 200, San Diego, California 92121.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Total Voting Power

Directors and Named Executive Officers:
Martin Godbout, O.C., Ph.D.(1)	9,651	*
Henry Fuchs, M.D.(2)	2,190	*
Margaret Mulligan(3)	2,190	*
Charles M. Baum, M.D., Ph.D.(4)	38,152	*
Peter Thompson, M.D.(5)	3,390	*
Jeffrey M. Besterman, Ph.D.(6)	22,253	*
Mark J. Gergen	—	—
Rachel Humphrey, M.D.(7)	24,798	*
Klaus Kepper(8)	19,443	*
Jamie A. Donadio(9)	6,000	*
Joseph Walewicz(10)	16,889	*
Rodney Lappe, Ph.D.(11)	2,563,587	19.1%
All executive officers and directors as a group (12 persons)(12)	146,746	1.2%

		5% Stockholders:
Baker Brothers Life Sciences, L.P.(13)	2,574,097	18.9%
Tavistock Life Sciences(14)	2,561,797	19.1%
Tang Capital Partners, L.P.(15)	1,583,787	11.8%
OrbiMed Private Investments IV, L.P.(16)	1,494,131	11.2%
QVT Fund, L.P.(17)	834,328	5.9%
BVF Investments, L.L.C.(18)	773,400	5.9%
RA Capital Healthcare Fund, L.P.(19)	717,240	5.5%

*                             Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)                     Includes 7,596 shares subject to options exercisable within 60 days of March 31, 2013. Also includes 2,020 shares owned by Hodran Consultants Inc., of which Dr. Godbout may be deemed to share voting and investment control.  The address for Martin Godbout is 4 Jardins Merici, Quebec, Quebec, G1S 4M4, Canada.

(2)                     Includes 2,190 shares subject to options exercisable within 60 days of March 31, 2013.

(3)                     Includes 2,190 shares subject to options exercisable within 60 days of March 31, 2013. Ms. Mulligan did not stand for re-election and her mandate as a director terminated in June 2013.

(4)                     Includes 38,152 shares subject to options exercisable within 60 days of March 31, 2013.

(5)                     Includes 3,390 shares subject to options exercisable within 60 days of March 31, 2013.

(6)                     Includes 21,583 shares subject to options exercisable within 60 days of March 31, 2013. Effective as of April 13, 2013, Dr. Besterman resigned as our Executive Vice President Research and Development and Chief Scientific Officer.

(7)                     Includes 24,798 shares subject to options exercisable within 60 days of March 31, 2013.

(8)                     Includes 19,263 shares subject to options exercisable within 60 days of March 31, 2013.  Effective as of April 30, 2013, Mr. Kepper resigned as our Vice President of Finance and Chief Financial Officer.

(9)                     Includes 6,000 shares subject to options exercisable within 60 days of March 31, 2013.

(10)              Includes 15,489 shares subject to options exercisable within 60 days of March 31, 2013. Effective as of April 13, 2013, Mr. Walewicz resigned as our Vice President, Business and Corporate Development.

(11)              Includes 1,790 shares subject to options exercisable within 60 days of March 31, 2013. Also includes 1,590,733 shares of common stock and 462,662 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Boxer Capital, L.L.C. and 389,341 shares of common stock and 119,061 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by MVA Investors, L.L.C.  Also includes 24,828 shares subject to warrants that are not exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 19.99% of our outstanding common stock, except in limited circumstances.  Tavistock Life Sciences is the investment manager of Boxer Capital, L.L.C. and MVA Investors, L.L.C. and may be deemed to beneficially own Boxer Capital, L.L.C.’s and MVA Investors, L.L.C.’s shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013.  Dr. Lappe is the Senior Vice President of Tavistock Life Sciences and may be deemed to control Tavistock Life Sciences. Dr. Lappe disclaims beneficial ownership of all shares held by Tavistock Life Sciences.

(12)              Includes the shares and shares subject to options exercisable within 60 days of March 31, 2013 referred to in footnotes (1), (2), (3), (4), (5), (6), (8), (9), (10), (11) and (12).

(13)              Includes 1,866,932 shares of common stock and 559,805 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Baker Brother Sciences, L.P., 81,556 shares of common stock and 24,467 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by 667, L.L.P., 31,587 shares of common stock and 9,476 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by 14159, L.L.P, and 274 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Baker Bros. Investments II, L.L.P  Also includes 581,022 shares subject to warrants that are not exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 19.99% of our outstanding common stock, except in limited circumstances.  Baker Bros. Advisors, L.L.C. advises Baker Brother Life Sciences, L.P., 667, L.P., 14159, L.P., and Baker Bros. Investments II, L.P. and may be deemed to beneficially own Baker Brother Life Sciences, L.P.’s, 667, L.P.’s, 14159, L.P.’s, and Baker Bros. Investments II, L.P.’s shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013.  The address for Baker Brothers Life Sciences, L.P., 667 Madison Avenue, 21st Floor, New York, NY 10065.

(14)              Includes 1,590,733 shares of common stock and 462,662 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Boxer Capital, L.L.C. and 389,341 shares of common stock and 119,061 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by MVA Investors, L.L.C.  Also includes 568,723 shares subject to warrants that are not exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 19.99% of our outstanding common stock, except in limited circumstances.  Tavistock Life Sciences is the investment manager of Boxer Capital, L.L.C. and MVA Investors, L.L.C. and may be deemed to beneficially own Boxer Capital, L.L.C.’s and MVA Investors, L.L.C.’s shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013. The address for Tavistock Life Sciences is 445 Marine View Avenue, Suite 100, Del Mar, CA 92014.

(15)              Includes 1,218,298 shares of common stock and 365,489 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Tang Capital Partners, L.P.  Does not include 365,489 shares subject to warrants that are not exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 9.99% of our outstanding common stock, except in limited circumstances.  Tang Capital Management, L.L.C., is the General Partner of Tang Capital Partners, L.P., and may be deemed to beneficially own Tang Capital Partner L.P.’s shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013. The address for Tang Capital Partners, L.P. is 47 Executive Drive, Suite 510 San Diego, CA 92121.

(16)              Includes 1,149,332 shares of common stock and 344,799 shares subject to warrants that are exercisable within 60 days of March 31, 2013. Also includes 344, 799 shares subject to warrants that would not be exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 19.99% of our outstanding common stock, except in limited circumstances.  OrbiMed Capital GP IV L.L.C. is the sole general partner of OrbiMed Private Investments IV, L.P. and as such may be deemed to indirectly beneficially own the shares held by OrbiMed Private Investments IV, L.P.  OrbiMed Advisors L.L.C. pursuant to its authority as the sole managing member of

OrbiMed Capital GP IV L.L.C. may be deemed to indirectly beneficially own the shares held by OrbiMed Private Investments IV, L.P.  Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors, L.L.C.  Accordingly, OrbiMed Advisors, L.L.C. and Mr. Isaly may be deemed to have voting and investment power over the shares held by OrbiMed Private Investments IV, L.P. and  OrbiMed Advisors, L.L.C. Mr. Isaly disclaims beneficial ownership with respect to such shares, except to the extent of their pecuniary interest therein, if any. The address for OrbiMed Private Investments IV, L.P. is 767 3rd Avenue, 30th Floor, New York, NY 10017.

(17)              Includes 74,734 shares of common stock and 22,420 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by QVT Fund IV L.P., 438,140 shares of common stock and 131,442 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by QVT Fund V L.P., and 63,457 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by QVT Fund L.P. and 80,104 shares of common stock and 24,031 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Quintessence Fund L.P. Also includes an aggregate of 241, 351shares subject to warrants that would not be exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 9.99% of our outstanding common stock, except in limited circumstances. QVT Financial L.P. is the investment manager to QVT Fund L.P., QVT Fund IV L.P., QVT Fund V L.P. and Quintessence Fund L.P. (collectively, the “Funds”) and may be deemed to beneficially own the Funds’ shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013. QVT Financial G.P. L.L.C., as general partner of QVT Financial L.P., may be deemed to beneficially own the shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013 beneficially owned by QVT Financial L.P.  QVT Associates G.P. L.L.C., as general partner of the Funds, also may be deemed to beneficially own the shares of common stock and shares subject to warrants that are exercisable within 60 days of March 31, 2013 owned by the Funds. The address for QVT Fund, L.P. is c/o Walkers, 87 Mary Street, George Town, Grand Cayman KY 1-9005 Cayman Islands.

(18)              Includes 177,900 shares of common stock and 53,370 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by BVF Investments LLC; 213,122 shares of common stock and 64,358 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Biotechnology Value Fund L.P.; 122,684 shares of common stock and 37,191 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Biotechnology Value Fund II L.P.; and 37,058 shares of common stock and 24,179 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Investment 10 LLC. The foregoing 179,298 shares subject to warrants would not be exercisable to the extent that any such exercise would increase the stockholder’s beneficial ownership percentage in excess of 9.99% of our outstanding common stock, except in limited circumstances.  The address for BVF Investments, L.L.C. is One Sansome Street, 30th Floor, San Francisco, CA 94104.

(19)              Includes 345,379 shares of common stock and 103,614 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by RA Capital Healthcare Fund, L.P. and 206,344 shares of common stock and 61,903 shares subject to warrants that are exercisable within 60 days of March 31, 2013 by Blackwell Partners, LLC.  RA Capital Management, L.L.C. is the general partner of RA Capital Healthcare Fund, L.P. and the investment adviser of Blackwell Partners, LLC. Peter Kolchinsky is the sole manager of RA Capital Management, LLC and Mr. Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Healthcare Fund, L.P. and Blackwell Partners, LLC. Mr. Kolchinsky disclaims beneficial ownership with respect to such shares, except to the extent of their pecuniary interest therein, if any. The address for RA Capital Healthcare Fund, L.P. is 20 Park Plaza, Suite 1200, Boston, MA 02116.

Item 5. Directors and Executive Officers.

The following table sets forth information about our executive officers and directors as of July 1, 2013.

Name	Age	Position
Charles M. Baum, M.D., Ph.D.	55	President and Chief Executive Officer, Director
Mark J. Gergen	51	Executive Vice President and Chief Operations Officer
Rachel Humphrey, M.D.	51	Executive Vice President and Chief Medical Officer
Jamie A. Donadio	38	Vice President of Finance
Martin Godbout, O.C., Ph.D.(1)(2)(3)	57	Chairman of the Board and Director
Henry J. Fuchs, M.D.(1)(3)	55	Director
Rodney W. Lappe, Ph.D.(3)	58	Director
Peter Thompson, M.D.(1)(2)	53	Director

(1)         Member of the Audit Committee.

(2)         Member of the Compensation Committee.

(3)         Member of the Nominating and Corporate Governance Committee.

Executive Officers

Charles M. Baum, M.D., Ph.D. has served as our President and Chief Executive Officer and member of our Board of Directors since November 2012.  From June 2003 to September 2012, he was at Pfizer Inc. (Pfizer) as Senior Vice President for Biotherapeutic Clinical Research within Pfizer’s Worldwide Research & Development division and as Vice President and Head of Oncology Development and Chief Medical Officer for Pfizer’s Biotherapeutics and Bioinnovation Center.  From 2000 to 2003, he was responsible for the development of several oncology compounds at Schering-Plough Corporation (acquired by Merck & Co.). His career has included academic and hospital positions at Stanford University and Emory University, as well as positions of increasing responsibility within the pharmaceutical industry at SyStemix, Inc. (acquired by Novartis AG), G.D. Searle & Company (acquired by Pfizer), Schering-Plough Corporation and Pfizer.  Dr. Baum received his M.D. and Ph.D. (Immunology) degrees from Washington University School of Medicine in St. Louis, Missouri and completed his post-doctoral work and residency at Stanford University, California.

Dr. Baum’s experience in the pharmaceutical industry provides our Board of Directors with subject matter expertise. In addition, through his position as Chief Medical Officer for Pfizer’s Biotherapeutics and Bioinnovation Center, Dr. Baum has acquired the operational expertise which we believe qualifies him to serve on our Board of Directors.

Mark J. Gergen has served as our Executive Vice President and Chief Operations Officer since February 2013.  From September 2006 to November 2013, he was Senior Vice President, Corporate Development for Amylin Pharmaceuticals, Inc. Starting in January 2005, he was Executive Vice President of CardioNet, Inc.  From June 1999 to May 2003, he served as Chief Financial and Development Officer and later Chief Restructuring Officer of Advanced Tissue Sciences, Inc.  From August 1994 to June 1999, he was Division Counsel at Medtronic, Inc.  Mr. Gergen received a B.A. in Business Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Rachel Humphrey, M.D. has served as our Executive Vice President and Chief Medical Officer since January 2012 and leads the development of our clinical programs. From May 2003 to January 2012, she was Vice President, Global Development Lead, Immuno-Oncology at Bristol-Myers Squibb Company. From 1997 to 2003, Dr. Humphrey held increasingly senior clinical development positions at Bayer AG. From 1992 to 1997, Dr. Humphrey worked at the U.S. National Cancer Institute (NCI), first as a Clinical Oncology Fellow and later as a Staff Physician/Scientist in the NCI’s HIV and AIDS Malignancy Branch. Dr. Humphrey received a B.A. in Biochemistry from Harvard University, an M.D. from Case Western Reserve University, and completed her medical residency at the Johns Hopkins Hospital.

Jamie A. Donadio joined us in March 2013 as our Vice President of Finance. Prior to joining us, Mr. Donadio was at Amylin Pharmaceuticals, Inc. from April 2001 through January 2013.  From November 2011 to January 2013, Mr. Donadio served as Senior Director of Finance at Amylin Pharmaceuticals, Inc.  From December 2010 to November 2011, he served as Director of Corporate Financial Planning and Analysis at Amylin Pharmaceuticals, Inc. from March 2007 to December 2010 he served as Director of SEC Reporting and from April 2001 to March 2007 he held various corporate accounting roles at Amylin Pharmaceuticals, Inc.  From December 2000 to April 2001, Mr. Donadio was senior accountant at Novatel Wireless, Inc.  From August 1997 to December 2000, Mr. Donadio was with Ernst & Young LLP, last serving as an audit senior.  Mr. Donadio holds a B.S. in Accounting from Babson College and is a certified public account (inactive) in the State of California.

Non-Employee Directors

Henry J. Fuchs, M.D. has served as a member of our Board of Directors since February 2012.  Since March 2009, Dr. Fuchs has served as the Executive Vice President and Chief Medical Officer of BioMarin Pharmaceutical Inc. From September 2005 to December 2008, Dr. Fuchs was Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals, Inc.. From 1996 to 2005, Dr. Fuchs served in multiple roles of increasing responsibility at Ardea Biosciences, Inc., first as Vice President, Clinical Affairs, then as President and Chief Operating Officer, and finally as Chief Executive Officer. From 1987 to 1996, Dr. Fuchs held various positions at Genentech Inc. From 1996 to 2012, Dr. Fuchs was on the Board of Directors of Ardea Biosciences, Inc.  Dr. Fuchs received a B.A. in Biochemical Sciences from Harvard University, and an M.D. from George Washington University.

We believe that Dr. Fuchs’ experience as an executive and his breadth of knowledge and valuable understanding of the pharmaceutical industry qualify him to serve on our Board of Directors.

Martin Godbout, O.C., Ph.D. has served as a member of our Board of Directors since September 2002, and as Chairman of the Board since September 2010.  Since October 2009, Dr. Godbout has served as the President of Hodran Inc.  From April 2000 to October 2009, Dr. Godbout was the Founder, President and Chief Executive Officer of Genome Canada, a private, not-for-profit corporation, dedicated to investing and implementing a national strategy in genomics and proteomics research in Canada.  From May 1997 to January 1999, Dr. Godbout was the Senior Vice-President of BioCapital, a Canadian venture capital firm.  From May 1994 to May 1997, he was President and General Manager of Société Innovatech Québec, a technology investment fund.  In 1994 he founded BioContact Québec, an international biopharmaceutical partnership symposium. From December 1993 to April 1994, he was Assistant Managing Director responsible for biopharmaceutical industry relations at the Research Centre of Centre Hospitalier de l’Université Laval (CHUL).  In 1991, Dr. Godbout came back to Laval University as an Asssistant Professor at the Department of Psychiatry at the Faculty of Medicine. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council (MRC) of Canada and went to San Diego, California, where he was trained in Neuromolecular Biology at The Scripps Research Institute. Dr. Godbout is presently a member of the Board of Directors of several Canadian biopharmaceutical companies, foundations and scientific Canadian organizations, including Acasti Pharma Inc., AmorChem Financial Inc., AngioChem Inc., AsmaCure Ltd., MethylGene Inc. (chairman), Génome Québec (chairman), BioContact, BioQuébec FQRS, Montréal In Vivo et la Fondation de l’ataxie de Charlevoix. Dr. Godbout has been a member of the Board of Directors of the “Conseil de la Science et de la Technologie du Québec” from 1996 to 2004 and of the National Science and Engineering Research Council of Canada from 1999 to 2002. Dr. Godbout holds a B.Sc. in biochemistry (1979) and a Ph.D. in physiology and molecular endocrinology from Laval University in Québec City.

Based on Dr. Godbout’s experience in the biopharmaceutical industry and his scientific background, we believe Dr. Godbout has the appropriate set of skills to serve on our Board of Directors.

Rodney Lappe, Ph.D. has served as a member of our Board of Directors since June 2012.  Since January 2012, Dr. Lappe has served as the Senior Vice President of Tavistock Life Sciences, a private investment firm. From January 2004 to December 2011, Dr. Lappe was Group Senior Vice President, Pfizer Worldwide Research and Development and Chief Scientific Officer for CovX in San Diego, California. Dr. Lappe joined Pfizer with the CovX acquisition in 2008.  From 2000 to 2002, Dr. Lappe served as Vice President for cardiovascular and metabolic diseases at Pharmacia. He was also site leader for Pharmacia in St. Louis. Prior to joining Pharmacia, he held positions of increasing responsibility with Wyeth, Rorer Central Research, CIBA Geigy and Searle Pharmaceuticals. Dr. Lappe received his B.A. from Blackburn College and his Ph.D. in Pharmacology from Indiana University.

We believe Dr. Lappe’s extensive experience managing pharmaceutical and biotech companies bring important strategic insight and qualifies him to serve on our Board of Directors.

Peter Thompson, M.D. has served as a member of our Board of Directors since June 2011.  Since August 2010 he has been a Venture Partner at Orbimed Advisors LLC, a healthcare dedicated investment firm, and the founder and Managing Director of Strategicon Partners, LLC, an investment and management services company.  In 2002, he co-founded Trubion Pharmaceuticals, and served as its Chief Executive Officer and Chairman until 2009. Dr. Thompson is the former Vice President & General Manager of Chiron Informatics at Chiron Corporation and held various executive positions in Becton, Dickinson, and Company, including Vice President, Research and Technology Department. Dr. Thompson is a co-founder of iMetrikus, Inc. (now Numera, Inc.), a clinical decision support company, where he served as Chief Executive Officer and Chairman. He serves as a director on the Boards of Anthera Pharmaceuticals Inc., Response Biomedical Inc., Cleave Biosciences Inc. (co-founder), Principia Biosciences Inc., & CoDa Therapeutics Inc. Dr. Thompson is an Ernst & Young LLP Entrepreneur of the Year awardee, an inventor of numerous patents, a board-certified internist and oncologist, and an Affiliate Professor of Neurosurgery at the University of Washington. He was on faculty at the National Cancer Institute, trained in internal medicine training at Yale University, and received his M.D. from Brown University.

We believe Dr. Thompson’s leadership and experience in the pharmaceutical industry and his success as a venture capitalist qualify him to serve on our Board of Directors.

Item 6. Executive Compensation.

Overview

The Compensation Committee of the Board of Directors administers our compensation programs on behalf of the Board of Directors. Although focused on executive compensation, the Compensation Committee also sets the annual compensation guidelines for all employees. The Compensation Committee has a charter that is reviewed and updated annually, or as may be warranted from time to time. The members of the Compensation Committee are Dr. Martin Godbout (Chair) and Dr. Peter Thompson.

This section addresses the compensation of:

•                  Dr. Charles M. Baum, President and Chief Executive Officer;

•                  Dr. Rachel W. Humphrey, Executive Vice President and Chief Medical Officer;

•                  Dr. Jeffrey M. Besterman, former Executive Vice President of Research & Development and Chief Scientific Officer, who resigned in April 2013; and

•                  Charles Grubsztajn, former President and Chief Executive Officer, who resigned in September 2012.

The above executive officers are collectively referred to as the named executive officers.

The elements of the compensation program for the named executive officers include: base salary; a non-equity incentive plan; a long-term, equity-based incentive plan; and other compensation, including certain health, welfare and retirement benefits and when determined necessary, limited perquisites. The named executive officers also have termination and change of control benefits in their respective employment agreements (see “Potential Payments Upon Termination or Change of Control” and “Employment Agreements” below).

Base Salary

The compensation of our named executive officers is generally determined and approved by our Board of Directors, based on the recommendation of the Compensation Committee. Our Board of Directors approved the following 2012 base salaries for our named executive officers:

Name	Base Salary
Dr. Baum	$500,000
Dr. Humphrey	$350,000
Dr. Besterman	$308,284
Mr. Grubsztajn	$310,000

Prior to his appointment as President and Chief Executive Officer in November 2012, Dr. Baum was paid consulting fees totaling $67,885 in 2012.

Non-Equity Incentive Plan Bonus

Our named executive officers are eligible to receive annual performance-based cash bonuses. The annual performance-based bonus each named executive officer is eligible to receive is based on (1) the individual’s target bonus, as a percentage of base salary, (2) our achievement of corporate goals and (3) the named executive officers’ achievement of individual goals.

The maximum bonus that each named executive officer can earn is typically based on the named executive officer’s title and guideline ranges set by the Board of Directors. The maximum bonus that each of the named executive officer could earn for 2012 as a percentage of their base salary, or maximum bonus percentage, were as follows: 40% for Dr. Humphrey; 35% for Dr. Besterman (who is entitled to a minimum bonus of 10% of his base salary); and 50% for Mr. Grubsztajn. With the exception of Dr. Besterman, there is no minimum bonus established for the named executive officers.  Dr. Baum was not eligible to receive a bonus in 2012 because he commenced his employment in November 2012.  Mr. Grubsztajn was not eligible to receive a bonus in 2012 because he resigned in September 2012.  However, under the terms of his Termination Agreement and Release, Mr. Grubsztajn received a cash payment of $132,721 in respect of his 2012 bonus.

In early 2012, the Compensation Committee established both corporate and individual bonus goals for the named executive officer bonus awards, which were more heavily dependent upon the achievement of corporate goals than individual goals. The corporate goals were to implement and manage each of our two lead programs (MGCD265and MGCD290), meet timelines and quality standards and prepare the clinical development plan and budget for subsequent studies for such programs and to achieve an increase in our share price. The individual bonus goals varied for each individual named executive officer and included identifying, selecting and developing biomarkers for MGCD265 and conducting preclinical experiments that could impact future clinical development; and presenting and implementing a new clinical organizational plan and initiating further trials with MGCD290.  In early 2013, the Compensation Committee considered our overall performance and the performance of each named executive officer and determined that several of the corporate and individual goals had not been met but other goals had been met or exceeded through important events, such as the completion of the private placement in November 2012, and good progress on MGCD290, including our achievement of top line results for the randomized Phase II trial in March 2013.  Therefore, the Compensation Committee made a recommendation to the Board of Directors based on a subjective review of all the corporate and individual goal achievements in determining the final bonus payouts to the named executive officers for 2012. The Board of Directors approved the following bonus payments:

•                  Dr. Humphrey was awarded a bonus of $84,000 largely because of the progress on MGCD290, on which her corporate and individual goals were primarily dependent; and

•                  Dr. Besterman was awarded a bonus of $30,828 because although progress was made on MGCD290, Dr. Besterman did not fully achieve his individual goals.

Long-term Incentive Program

In connection with the long-term stock option award program, we use stock options to incentivize the named executive officers over a number of years. The exercise price, vesting and term of the stock options awarded are based on the terms of the Stock Option Plan. The Compensation Committee often makes initial stock option grants upon an executive’s commencement of employment and may make annual stock option grants to some or all executives.  The initial level of the long-term equity component is determined on a case-by-case basis and is more subjective than the other components of compensation.  In determining the initial option award, the Board of Directors considers the most recent market evaluations that it has commissioned and other factors such as the candidate’s expectations and any unique situation that may exist at the time of hiring. Annual stock option awards are determined by the Board of Directors based on availability of options, performance, current individual holdings and overall compensation.

In 2012, the Compensation Committee approved the following stock option award grants to the named executive officers. In connection with his commencement of employment as President and Chief Executive Officer, Dr. Baum was granted an option to purchase 190,760 shares on November 13, 2012 at an exercise price of CND $8.50 (or US$8.53, as converted) per share. Pursuant to the terms of his employment agreement as further described below, Dr. Baum will be awarded additional stock options once a sufficient amount of shares are approved for grant under our Stock Option Plan.  In connection with her commencement of employment, Dr. Humphrey was granted an option to purchase 41,328 shares on January 4, 2012 at an exercise price of CND$15.50 (or US$15.30, as converted) per share and an option to purchase 41,335 shares on July 17, 2012 at an exercise price of CND$12.50 (or US$12.32, as converted) per share.  On July 17, 2012, Dr. Besterman was granted an option to purchase 26,811 shares and Mr. Grubsztajn was granted an option to purchase 78,128 shares, in both cases at an exercise price of CND$12.50 (or US$12.32, as converted) per share. All of the stock options granted in 2012 vest 20% on the date of grant and 20% on each of the next four anniversary dates, subject to the named executive officer’s continued service with us through such dates.

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, group life and disability insurance plans and our retirement plans, which are funded entirely by us, with the exception of the life insurance premiums, which are funded equally by our employees and us, and are provided to the named executive officers on the same basis as other employees.  The retirement plans we sponsor are a registered retirement savings program, or RRSP, for Canadian-based employees and, beginning effective January 1, 2013, a 401(k) plan for U.S.-based employees.

The RRSP is a personal retirement plan for Canadians that provides for tax deductions under Canadian tax law.  We offer its Canadian-based employees a benefit to match 5% of an employee’s salary, up to a maximum of CND$2,500 per year, in the employee’s personal RRSP account.  Individuals may choose to contribute up to a maximum contribution of 18% of annual salary subject to a maximum annual contribution of CND$22,500 (for 2012) into their personal RRSP account.  The 401(k) plan is a retirement savings defined contribution plan established in accordance with Section 401 of the Internal Revenue Code that provides our U.S.-based employees with the opportunity to defer their eligible compensation on a pre-tax basis, up to statutorily prescribed annual limits and have this amount contributed to the 401(k) plan.  In 2013, we will provide a matching contribution of 4% up to a maximum contribution of CND$2,500.

The named executive officers generally do not receive any material perquisites.  However, Dr. Baum, Dr. Humphrey and Dr. Besterman receive payments to equalize their taxes between Canadian and U.S. tax rates. Each of Dr. Baum, Dr. Humphrey and Dr. Besterman receive an annual grossed-up payment from us representing the difference between (1) the aggregate income taxes due and payable in Canada (federal plus provincial) and in the U.S. (federal plus state) and (2) the aggregate income taxes they would have otherwise been due and payable in the U.S. (federal plus state) had the executive not been required to pay income taxes in Canada.  Dr. Besterman is also entitled to have his tax preparation costs for his annual tax returns paid by us and a 10% flexible benefit payment to be used for travel, insurance coverage, educational needs or retirement programs under the terms of his employment agreement.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our named executive officers for services rendered in all capacities for the year ended December 31, 2012.

Name & Principal Position	Year	Salary	Bonus	Option- based Awards(1)	Non-equity Incentive Plan Compensation	All Other Compensation	Total Compensation
Charles M. Baum, M.D., Ph.D., President and Chief Executive Officer(2)	2012	$135,438	$—	$1,309,824	$—	$—	$1,445,262
Rachel Humphrey, M.D., Executive Vice President and Chief Medical Officer(3)	2012	350,000	275,000	888,324	84,000	26,637	1,623,961
Jeffrey M. Besterman, Ph.D., Former Executive Vice President, Research & Development and Chief Scientific Officer(4)	2012	308,284	—	253,589	30,828	126,013	718,714
Charles Grubsztajn, Former President and Chief Executive Officer(5)	2012	255,808	—	739,192	—	466,054	1,461,054

(1)                                In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2012 computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions, or ASC 718. Assumptions used in the calculation of these amounts are included in Note 13 to our consolidated financial statements appearing elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the shares of common stock underlying such stock options. The value of all option awards in the table above was originally calculated in Canadian dollars and was converted to the U.S. dollar amount in the table above using the average monthly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for the month in which the grant date occurred, which was 0.9869, 0.9863 and 1.0030 for January, July and November 2012 grant dates, respectively.

(2)                                 Dr. Baum joined us in November 2012 as our President and Chief Executive Officer. Dr. Baum served as a consultant from September 24, 2012 through November 8, 2012. Dr. Baum’s base salary is paid in U.S. dollars and the amount listed in the “Salary” column for Dr. Baum includes $67,885 paid to him during 2012 in consulting fees. Dr. Baum’s consulting fees were paid in Canadian dollars and converted to the U.S. dollar amount in the table above using the weekly average U.S. dollar per Canadian dollar conversion rate from the Bank of Canada during the period of his consulting contract, which was 1.0086.

(3)                                 Dr. Humphrey joined us in January 2012 as Executive Vice President and Chief Medical Officer. Dr. Humphrey’s base salary and bonus is paid in U.S. dollars. The “Bonus” column for Dr. Humphrey reflects a signing bonus earned by Dr. Humphrey of $275,000. The “All Other Compensation” column for Dr. Humphrey reflects a tax equalization payment of $10,623 that relates to her 2012 compensation, including a related gross up payment of $16,014, as further described under “Employment Agreements” below.  Dr. Humphrey’s tax equalization and gross up payment was paid in Canadian dollars and converted to the U.S. dollar amount in the table above using the average weekly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for 2012, which was 1.0006.

(4)                                 Dr. Besterman’s compensation is paid in U.S. dollars. The “All Other Compensation” column for Dr. Besterman reflects (1) matching contributions to the RRSP in the amount of $2,502, (2) the flexible benefit payment in the amount of $29,917, and (3) a tax equalization payment that relates to his 2012 compensation, and a related gross up payment of $41,847.  The tax equalization payment and flexible benefit payments are pursuant to the terms of Dr. Besterman’s employment agreement as further described under “Employment Agreements” below. Dr. Besterman’s RRSP contribution tax equalization and gross up payment was paid in Canadian dollars and converted to the U.S. dollar amount in the table above using the average weekly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for 2012, which was 1.0006.

(5)                                 Mr. Grubsztajn resigned in September 2012. The amount listed in “Salary” column for Mr. Grubsztajn represents the salary and vacation earned by and paid to Mr. Grubsztajn, through his resignation date. The “All Other Compensation” column represents the value of severance benefits (base salary, bonus, legal fees and continued benefits) provided to Mr. Grubsztajn in accordance with the terms of his termination agreement and release. Mr. Grubsztajn’s base salary, and severance payments were paid in Canadian dollars and converted to the U.S. dollar amounts in the table above using, for base salary and bonus payments, the average weekly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada over the period payments were made, which was 0.9980 and for termination payments, the average monthly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for September 2012, the date the severance payment was made, which was 1.0222.

Outstanding Equity Awards at Fiscal Year-End

The following table presents for each named executive officer, information regarding outstanding stock options held as of December 31, 2012.

Option Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable(3)	Option exercise price(4)	Option expiration date
Charles M. Baum, M.D.	11/13/2012	38,152	152,608	$8.53	11/12/2017
Rachel Humphrey, M.D.	01/04/2012 07/17/2012	8,265 8,267	33,062 33,068	15.30 12.32	01/3/2017 07/16/2017
Jeffrey M. Besterman, Ph.D.	02/21/2004 06/29/2004 12/15/2004 03/11/2008 12/18/2008 03/31/2009 07/21/2011 07/17/2012	204 2,450 700 350 1,500 700 10,666 5,362	— — — — — — 10,666 21,449	152.87 157.74 125.44 113.05 7.08 14.42 17.57 12.32	02/20/2014 06/28/2014 12/14/2014 03/10/2013 12/17/2013 03/30/2014 07/20/2016 07/16/2017
Charles Grubsztajn(2)	—	—	—	—	—

(1)         The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the shares of common stock on the date of exercise.

(2)         All options that were previously awarded to Mr. Grubsztajn expired in connection with his termination and he had no outstanding options as December 31, 2012.

(3)         The 10,666 shares underlying unexercisable options held by Dr. Besterman were granted on July 21, 2011 and have a vesting schedule of 25% on the date of grant and 25% on each of the next three anniversary dates so that the option will be fully vested on the four year anniversary of the grant date, subject to Dr. Besterman’s continued service through each such vesting date.  All other unexercisable options reflected in the above table were granted in 2012 and vest 20% on the date of grant and 20% on each of the next four anniversary dates so that the option will be fully vested on the four year anniversary of the grant date, subject to the executive’s continued service through each such vesting date.

(4)         The exercise price reflected above is converted from the closing sale price of our shares of common stock on the TSX on the day before the date of grant to U.S. Dollars using the U.S. dollar per Canadian dollar conversation rate from the Bank of Canada for the date of grant.

We did not engage in any repricings or other modifications or cancellations to any of our named executive officers’ outstanding option awards during the year ended December 31, 2012.

Employment Agreements

We have entered into employment agreements with each of our named executive officers, as further described below. The employment agreements provide that: (1) the officer will receive a base salary; (2) the officer will be eligible to receive an annual performance-based bonus; and (3) the officer will be eligible to receive grants of stock options which will be reviewed annually in accordance with our policies and will be eligible to participate in our fringe benefit programs. The employment agreements have an indefinite term.

Furthermore, the employment agreements provide for, among other things, specific non-competition and non-solicitation covenants, which remain in effect for one year following termination, as well as a confidentiality covenant which remains in effect indefinitely or until the confidential information is publicly-disclosed. In addition, there are covenants stipulating that any intellectual property developed in the course of their employment is our property.

Dr. Baum

We entered into an employment agreement with Dr. Baum in November 2012 in connection with his appointment as President and Chief Executive Officer.  Prior to this appointment, Dr. Baum served as a consultant to us from September 2012 to November 2012. The employment agreement provides for:

•                  an annual base salary of $500,000;

•                  an annual non-equity incentive plan bonus of up to 50% of his annual base salary;

•                  an initial equity component of 398,310 options representing 4% of the total outstanding shares immediately after the private placement financing which closed on November 21, 2012 of which Dr. Baum was awarded options to purchase approximately 190,760 shares on November 13, 2012 and will receive the remainder of the equity component of his compensation representing options to purchase 207,550 shares once additional shares are available for grant under our Stock Option Plan or upon the effectiveness of our 2013 Equity Plan, as applicable; and

•                  participation in our fringe benefit programs that are available to all U.S.-based employees, which include health benefits and a 401(k) plan.

Dr. Baum is also entitled to annual tax equalization payments equal to the difference between the aggregate Canadian and United States taxes due and payable by Dr. Baum as a result of his compensation and the aggregate United States taxes that would otherwise have been due if Dr. Baum had not been required to pay Canadian taxes.  We will pay this amount after the end of each calendar year and will also pay a gross up to Dr. Baum on the equalization payment.  In connection with the consummation of the Arrangement, we entered into an amended and restated employment agreement with  Dr. Baum in July 2013 that replaces and supersedes Dr. Baum’s prior employment agreement described above.  The amended and restated employment agreement governs Dr. Baum’s services to us following the Arrangement and makes certain clarifications and updates for applicable law.  Under the amended and restated employment agreement, Dr. Baum serves as our President and Chief Executive Officer and is entitled to an annual base salary of $500,000 and an annual non-equity incentive plan bonus target of 50% of his annual base salary.  Dr. Baum is entitled to generally the same benefit programs and annual tax equalization payments described above under his prior employment agreement and the remainder of the equity component of his compensation representing options to purchase 207,550 shares.  The amended and restated employment agreement clarifies that Dr. Baum's employment is at will and may be terminated at any time by either us or Dr. Baum.

Dr. Baum also is entitled to termination benefits that are described in the “Potential Payments Upon Termination or Change of Control” below.

Dr. Humphrey

We entered into an employment agreement with Dr. Humphrey in January 2012 which provides for:

•                  an annual base salary of $350,000;

•                  an annual non-equity incentive plan bonus up to 40% of her annual base salary;

•                  a singing bonus of $275,000, of which $150,000 was payable upon commencement of employment and up to $125,000 was payable on the one year anniversary of Dr. Humphrey’s start date, unless she resigned prior to this date; and

•                  participation in our fringe benefit programs that are available to all U.S.-based employees, which include health benefits and a 401(k) plan.

For 2012, we also provided Dr. Humphrey with annual tax equalization payments similar to those provided to Dr. Baum and Dr. Besterman.

In connection with the consummation of the Arrangement, we entered into an amended and restated employment agreement with Dr. Humphrey in July 2013 that replaces and supersedes Dr. Humphrey’s prior employment agreement described above.  The amended and restated employment agreement governs Dr. Humphrey’s services to us following the Arrangement and makes certain clarifications and updates for applicable law.  Under the amended and restated employment agreement, Dr. Humphrey serves as our Executive Vice President and Chief Medical Officer and is entitled to an annual base salary of $350,000 and an annual non-equity incentive plan bonus target of 40% of her annual base salary.  Dr. Humphrey is entitled to generally the same benefit programs described above under her prior employment agreement, except for the signing bonus, which we previously paid to Dr. Humphrey.  The amended and restated employment agreement clarifies that Dr. Humphrey’s employment is at will and may be terminated at any time by either us or Dr. Humphrey.

Dr. Humphrey also is entitled to termination benefits that are described in the “Potential Payments Upon Termination or Change of Control” below.

Dr. Besterman

We entered into an employment agreement with Dr. Besterman in January 1997 that was amended most recently in December 2008.  The employment agreement provided for:

•                  an annual base salary of $270,000, which may be increased each year;

•                  a flexible benefit payment of 10% of base salary to be used for travel, insurance coverage, educational needs or retirement programs, an annual non-equity incentive plan bonus up to 35% and not less than 10% of his annual base salary;

•                  participation in our fringe benefit programs that are available to all employees, which include health benefits and the RRSP;

•                  assistance and payment to prepare income tax returns and Canadian employment forms; and

•                  reimbursement for French language lessons.

Dr. Besterman was also entitled to annual tax equalization payments and related tax gross up payments similar to the benefits described above for Dr. Baum and Dr. Humphrey.  Dr. Besterman was also entitled to certain termination benefits.

In connection with Dr. Besterman’s termination in April 2013, we entered into a new agreement with him that superseded the terms of his employment agreement and provided the following termination benefits, a $679,072 payment equivalent to two years of base salary plus fringe benefits; a $50,000 lump sum payment for moving and travel expenses; a $115,000 lump sum payment to cover tax equalization, and tax gross up and tax liability resulting from Dr. Besterman’s deemed distribution of certain assets and continued health benefit coverage for one year following his termination date.

Mr. Grubsztajn

We entered into an employment agreement with Mr. Grubsztajn in May 2005, that was amended most recently in May 2011, which provided for:

•                  a base salary of $260,000 Canadian dollars, which may be increased each year;

•                  a non-equity incentive plan bonus of up to 50% of his annual base salary; and

•                  participation in our Stock Option Plan.

We entered into a termination agreement and release with Mr. Grubsztajn upon his resignation in September 2012 that superseded the terms of his employment agreement.  Under the termination agreement and release, in exchange for a release of claims against us, Mr. Grubsztajn received total compensation of $466,054, which represented:

•                  a $316,878 lump sum payment, which was equal to 12 months of his base salary;

•                  a $136,705 lump sum payment that the Board of Directors determined should be paid in respect of his 2012 bonus;

•                  a $7,360 payment for his legal fees; and

•                  an amount of $5,111 to cover his ongoing medical coverage under our medical, dental and life insurance plans, excluding short term and long term disability, for 12 months after the resignation date.

Pursuant to the terms of our Stock Option Plan, all of Mr. Grubsztajn’s non-vested options expired on September 21, 2012 and all of Mr. Grubsztajn’s unexercised options that had vested on the date of his termination terminated on December 20, 2012.

Mr. Gergen

We entered into an employment agreement with Mr. Gergen in February 2013, which provides for:

•                  an annual base salary of $375,000;

•                  a non-equity incentive plan bonus up to 40% of his annual base salary;

•                  an initial stock option award to purchase 132,000 shares which he will receive once additional shares are available for grant under our Stock Option Plan or upon the effectiveness of our 2013 Equity Plan, as applicable; and

•                  participation in our fringe benefit programs that are available to all U.S.-based employees, which include health benefits and a 401(k) plan.

In connection with the consummation of the Arrangement, we entered into an amended and restated employment agreement with Mr. Gergen in July 2013 that replaces and supersedes his prior employment agreement described above.  The amended and restated employment agreement governs Mr. Gergen’s services to us following the Arrangement and makes certain clarifications and updates for applicable law.  Under the amended and restated employment agreement, Mr. Gergen serves as our Executive Vice President and Chief Operations Officer and is entitled to an annual base salary of $375,000 and an annual non-equity incentive plan bonus target of 40% of his annual base salary.  Mr. Gergen is entitled to generally the same benefit programs described above under his prior employment agreement.  The amended and restated employment agreement clarifies that Mr. Gergen's employment is at will and may be terminated at any time by either us or Mr. Gergen.

Mr. Gergen also is entitled to receive termination benefits that are described in the “Potential Payments Upon Termination or Change of Control” below.

Potential Payments Upon Termination or Change of Control

Agreements in Place Prior to the Arrangement

The employment agreements stipulate that in the event of the named executive officer’s death or disability, we will pay all earned and accrued salary, bonus and vacation payments to the executive or the executive’s estate.  Additionally, Dr. Baum’s employment agreement provides that he will be entitled to his annual bonus, pro rated to the date of his death or incapacity.

The employment agreements for Dr. Baum and Dr. Humphrey provide that in the event of a termination without cause or, in the case of Dr. Baum, his resignation for good reason, we will pay:

•                  any earned and accrued base salary, bonus and vacation pay;

•                  base salary payments equal to 12 months of base salary (for Dr. Baum, payable in a lump sum cash payment and for Dr. Humphrey, payable in equal monthly installments);

•                  with respect to Dr. Baum, prorated target bonus payments (equal to 50% of the annual bonus target);

•                  with respect to Dr. Baum, a target bonus payment equal to 50% of his annual target bonus;

•                  with respect to Dr. Baum, continued vesting of all stock options for 12 months following termination; and

•                  continued participation in the health, medical and life insurance programs for 12 months.

The employment agreements also provide for termination benefits in connection with a change of control. The following benefits are provided to Dr. Baum, in the event of his termination without cause or resignation for good reason within six months following a change of control or termination by Dr. Baum within three months following a change of control, and to Dr. Humphrey in the event of termination without cause for any reason following a change of control:

•                  any earned and accrued base salary and vacation pay;

•                  payments equal to 12 months of base salary and one times his annual target bonus (for Dr. Baum, payable in a lump sum if he resigns for good reason within three months following a change of control) or 24 months of base salary and two times his annual target bonus (for Dr. Baum, payable in a lump sum if he resigns for good reason or is terminated by us within six months following a change of control); and 18 months of base salary (for Dr. Humphrey, payable in equal monthly installments);

•                  with respect to Dr. Baum, pro rated target bonus payments;

•                  with respect to Dr. Baum, full vesting acceleration of all stock options; and

•                  continued participation in the health, medical and life insurance programs (for Dr. Baum, for 12 months and for Dr. Humphrey, for 18 months).

Under the terms of Mr. Gergen’s employment agreement entered into in 2013, he is entitled to receive a severance payment equal to 12 months upon a termination without cause or resignation for good reason or, if such termination or resignation occurs within the twelve months of his base salary following a change of control, a severance payment equal to 18 months of his base salary.

Under the terms of our Stock Option Plan and the 2013 Equity Incentive Plan, options held by our executive officers may be subject to acceleration, termination or other treatment in connection with a change of control transaction or their termination of employment, as described in the section titled “Equity Plans” below.

Agreements in Place Upon and Following the Arrangement

Upon consummation of the Arrangement, the amended and restated employment agreements with Dr. Baum, Dr. Humphrey and Mr. Gergen replace and supersede the terms of each of their employment agreements and clarify that the consummation of the Arrangement did not constitute a change of control for purposes of the prior employment agreements or the amended and restated employment agreements.  Under the amended and restated employment agreements, all severance payments are conditioned upon the executive providing a release of claims against us.

The amended and restated employment agreements stipulate that in the event of the executive’s death or disability, we will pay all earned and accrued salary, bonus and vacation payments to the executive or the executive’s estate.

The amended and restated employment agreements provide that in the event of a termination without cause or, in the case of Dr. Baum and Mr. Gergen, his resignation for good reason, we will pay:

•      any earned and accrued base salary, bonus and vacation pay;

•      base salary payments equal to 12 months of base salary, (for Dr. Baum and Mr. Gergen payable in a lump sum cash payment and for Dr. Humphrey, payable in equal monthly installments);

•      with respect to Dr. Baum, 50% of his annual bonus prorated to his date of termination and 50% of his annual target bonus;

•      with respect to Dr. Baum, continued vesting of all stock options for 12 months following termination; and

•      with respect to Dr. Baum and Dr. Humphrey, payment of COBRA group health insurance premiums for up to 12 months.

The amended and restated employment agreements also provide for termination benefits in connection with a change of control. The following benefits are provided to (i) Dr. Baum, in the event of his termination without cause or resignation for good reason within twelve months following a change of control or termination by Dr. Baum for any reason within three months following a change of control; (ii) Dr. Humphrey, in the event of her termination without cause within twelve months following a change of control; and (iii) Mr. Gergen, in the event of his termination without cause or resignation for good reason within twelve months following a change of control:

•      any earned and accrued base salary and vacation pay;

•      payments equal to 12 months of base salary and one times his annual target bonus (for Dr. Baum, payable in a lump sum if he resigns for any reason within three months following a change of control) or 24 months of base salary and two times his annual target bonus (for Dr. Baum, payable in a lump sum if he resigns for good reason or is terminated by us without cause within twelve months following a change of control); and 18 months of base salary (for Dr. Humphrey, payable in equal monthly installments and for Mr. Gergen, payable in a lump sum);

•      with respect to Dr. Baum, full vesting acceleration of all stock options; and

•      with respect to Dr. Baum and Dr. Humphrey, payment of COBRA group health insurance premiums for up to 18 months.

Equity Plans

Stock Option Plan

Our Board of Directors and stockholders originally approved our Stock Option Plan in 1997 and approved various amendments, most recently in June 2012.  As of December 31, 2012 we had 700,000 shares of common stock reserved for issuance under the Stock Option Plan. As of December 31, 2012, 2,556 shares of common stock had been issued under the Stock Option Plan and 559,815 shares were issuable under outstanding options granted under the Stock Option Plan.

As of March 31, 2013, we had 700,000 shares of common stock reserved for issuance under the Stock Option Plan of which 587,272 options have been granted and are outstanding under the Stock Option Plan, and 110,170 options remained available for grants under the Stock Option Plan.

Pursuant to the Stock Option Plan, options may be granted to our employees, officers, directors and consultants and is available to U.S. residents, and the term, exercise price, number of shares of common stock covered by each option, as well as the permitted frequency of the exercise of such options, is determined by the Board of Directors (or committee thereof) at the time the options are granted, in accordance with the criteria set out in the Stock Option Plan.

The exercise price of any option granted is based on our closing stock price as reported on the TSX at the end of the day prior to the option award date. In the event that there is no trading on the day prior to the option award date then the exercise price of the option award is determined by the volume-weighted average price on the five previous days on which the shares were traded. The period during which an option is exercisable and the vesting period of options are determined by the Board of Directors, in its sole discretion, at the time of granting the particular option award. The period during which an option is exercisable shall not, subject to the provisions of the Stock Option Plan, exceed 10 years from the date the option is granted. Since 2005, most options granted under the Stock Option Plan expire five years after the date the option is granted. However, if the term of an option expires during, or within ten business days after the expiration of, a blackout period (as that term is defined in the Stock Option Plan), then the term of such option or the unexercised portion thereof, shall be extended by ten business days after the expiration of the blackout period (the “Blackout Expiration Term”), provided that the Blackout Expiration Term will be reduced by the number of days between the date of the expiration of the term of the option and the end of the blackout period. The Board of Directors determined that effective January 1, 2012 that stock options vest 20% on the date of award and then equally over four years, unless specifically stated otherwise.  Previously options vested 25% on the date of award and then equally over three years, unless specifically stated otherwise. The Board of Directors determined that effective March 20, 2013 the term of an option would be seven years from the previous term of five years. Under certain circumstances, including mergers, amalgamations and consolidations or in the event of an offer to purchase the shares of common stock, the exercise period of an option may be accelerated.

Options are not transferable and may be exercised by optionees while such optionees remain an employee, officer, director or consultant. If an optionee resigns his/her employment or if he/she ceases to be a director or consultant for any reason other than death, as the case may be, his/her non-vested options expire on the date termination while vested options expire 90 days after the date of his/her termination subject to the Board of Directors’ right to alter any vesting period. If an optionee’s employment, directorship or consulting agreement, as the case may be, is terminated by reason of death, his/her options will expire 180 days following the date of such termination subject to the Board of Directors’ right to alter any vesting period. Upon an optionee’s employment or a consultant’s consultation agreement being terminated for just cause or resignation or termination at a time at which grounds for dismissal or termination for just cause exist, or upon an optionee being removed from office as a director, any option or the unexercised portion thereof granted to him/her shall terminate forthwith subject to the Board of Directors’ right to alter any vesting period.

The Stock Option Plan provides for the following limitations on the number of shares of common stock issuable thereunder:

•                  the aggregate number of shares of common stock reserved for issuance to any one optionee under the Stock Option Plan or any other share compensation arrangement, if any, shall not exceed 5% of the total number of shares of common stock issued and outstanding from time to time;

•                  the aggregate number of shares of common stock which may be issued to any one insider and such insider’s associates under the Stock Option Plan or any other share compensation arrangement, within any one-year period, is limited to 5% of the total issued and outstanding shares of common stock;

•                  the aggregate number of shares of common stock issuable at any time to insiders under the Stock Option Plan and any other share compensation arrangement is limited to 10% of the total issued and outstanding shares of common stock; and

•                  the aggregate number of shares of common stock issued to insiders under the Stock Option Plan and any other share compensation arrangement, within any one-year period, is limited to 10% of the total issued and outstanding shares of common stock.

The Stock Option Plan provides optionees with an election for a cashless exercise of an optionee’s vested and exercisable options. The number of shares of common stock to be acquired under a cashless exercise shall be equal to the quotient obtained when the difference between the volume-weighted average price of the shares of common stock on the five previous days on which the shares of common stock were traded (the “Market Price”) and the exercise price of the options is divided by the Market Price, multiplied by the number of options exercised.

The Stock Option Plan provides that, upon the exercise of an option, the optionee shall make arrangements to our satisfaction regarding payment of any taxes of any kind required by law to be paid in connection with the exercise of the option.  In order to satisfy our obligation, if any, to remit an amount to a taxation authority on account of the optionee’s taxes in respect of the exercise, transfer or other disposition of an option, we have the right, at our sole discretion, to: (1) withhold amounts from any amounts owing to the optionee, whether under the Stock Option Plan or otherwise; (2) require the optionee to pay us the withholding tax amount as a condition of exercise of the option by an optionee; or (3) withhold from the shares of common stock otherwise deliverable to the optionee on exercise of the option such number of shares of common stock as have a market value not less than the withholding tax amount and cause such withheld shares of common stock to be sold on the optionee’s behalf to fund the withholding tax amount, provided that any proceeds from such sale in excess of the withholding tax amount shall be promptly paid over to the optionee. Notwithstanding the foregoing, nothing precludes us and the optionee from agreeing to use a combination of the methods described above or some other method to fund the withholding tax amount.

Under the Stock Option Plan, the Board of Directors may, at any time, subject to regulatory approval, amend, suspend or terminate the Stock Option Plan in whole or in part. Without obtaining stockholder approval, the Stock Option Plan may be amended by the Board of Directors for any purpose whatsoever, including, without limitation for the purpose of:

•                  amendments of a “housekeeping” nature;

•                  a change to the vesting provisions of an option;

•                  a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiration date;

•                  the addition of a cashless exercise feature payable in cash or securities; and

•                  the addition of any form of financial assistance under the Stock Option Plan; provided, however, that no such amendment may:

•                  increase the maximum number of shares of common stock issuable pursuant to the Stock Option Plan;

•                  change the manner of determining the minimum option price;

•                  alter the blackout expiration term;

•                  reduce the option price per common share for options granted to insiders under the Stock Option Plan;

•                  extend the term of an option granted to insiders under the Stock Option Plan (subject to the blackout expiration term);

•                  remove or exceed the insider participation limit under the Stock Option Plan;

•                  amend the amending provision of the Stock Option Plan; or

•                  without the consent of the optionee, adversely alter or impair any option previously granted to an optionee under the Stock Option Plan, without the consent of our stockholders, except to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange.

In the event we propose to consolidate, merge, amalgamate, reorganize, be arranged or undergo an internal reorganization (other than with our wholly-owned subsidiary or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of common stock or any part thereof shall be made to all holders of shares of common stock (hereinafter individually referred to as an “Event”), we shall have the right, upon written notice thereof to each optionee holding options under the Stock Option Plan, to permit the exercise of all such options within the 30-day period next following the date of such notice and to determine that upon the expiration of such 30-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever, provided, however, that if any Event results in a party or parties acting in concert obtaining control (as that term is defined in the Stock Option Plan) of us, we will give notice to each optionee of the acquisition of control and all unexercised options, including all options which have not yet vested, will immediately become exercisable at the option price for the 30-day period following the date of the Event, at the expiration of which period all unexercised options will be deemed to have vesting periods and vesting conditions originally applicable prior to such Event.

2013 Equity Incentive Plan

In May, 2013 our Board of Directors adopted the 2013 Equity Incentive Plan, or the 2013 Equity Plan. We are soliciting approval of the 2013 Equity Plan by our stockholders prior to the effective date of this Registration Statement.  If approved, the 2013 Equity Plan will become effective upon the effectiveness of this Registration Statement. The 2013 Equity Plan will be a continuation of and successor to the Stock Option Plan and no further grants will be made under the Stock Option Plan following the effective date of the 2013 Equity Plan.

Stock Awards. The 2013 Equity Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation (collectively, stock awards), all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2013 Equity Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2013 Equity Plan after the 2013 Equity Plan becomes effective is (1) 400,000 shares, plus (2) the number of shares remaining available for grant under our Stock Option Plan at the time our 2013 Equity Plan becomes effective, plus (3) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to our Stock Option Plan (such as upon the expiration or termination of a stock award prior to vesting).  The maximum number of shares that may be issued upon the exercise of ISOs under our 2013 Equity Plan is 1,097,444 shares.

No person may be granted stock awards covering more than 500,000 shares of our common stock under our 2013 Equity Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than 500,000 shares or a performance cash award having a maximum value in excess of $1,000,000. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2013 Equity Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2013 Equity Plan. In addition, the following types of shares under the 2013 Equity Plan may become available for the grant of new stock awards under the 2013 Equity Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2013 Equity Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2013 Equity Plan.

Administration. Our Board of Directors, or a duly authorized committee thereof, has the authority to administer the 2013 Equity Plan. Our Board of Directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2013 Equity Plan, our Board of Directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2013 Equity Plan. Subject to the terms of our 2013 Equity Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant. However, for as long as we are listed on the TSX, no amendment of the plan administrator may (1) increase the maximum number of shares issuable under the 2013 Equity Plan, (2) change the minimum exercise or strike price of a stock option or stock appreciation right, (3) reduce the exercise or strike price of a stock option granted to certain insiders as defined in the Toronto Stock Exchange Company Manual, which we refer to as Insiders, (4) extend the term of a stock option granted to Insiders; (5) amend the amending provision of the 2013 Equity Plan, (6) make any change to the participants who would have the potential for broadening of increasing Insider participation in the plan or (7) increase any limit on the total number of shares that may be acquired by Insiders and acquired within a one year period.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2013 Equity Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2013 Equity Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2013 Equity Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2013 Equity Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2013 Equity Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2013 Equity Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To help assure that the compensation attributable to performance-based awards will so qualify, our Compensation Committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Internal Revenue Code, other measures of performance selected by our Board of Directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2013 Equity Plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs, (c) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2013 Equity Plan pursuant to Section 162(m) of the Internal Revenue Code) and (d) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•                  arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•                  arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•                  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•                  arrange for the lapse of any reacquisition or repurchase right held by us;

•                  cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our Board of Directors may deem appropriate; or

•                  make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2013 Equity Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2013 Equity Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; or (4) when a majority of the Board of Directors becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of the Board of Directors members or their approved successors.

Amendment and Termination. Our Board of Directors has the authority to amend, suspend, or terminate our 2013 Equity Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our Board of Directors adopted our 2013 Equity Plan.

2013 Employee Stock Purchase Plan

Our Board of Directors adopted the MethylGene, Inc. 2013 Employee Stock Purchase Plan, or the ESPP, in May 8, 2013 and we are soliciting approval of the ESPP by our stockholders prior to the effective date of this Registration Statement. If approved by our stockholders, the ESPP will become effective immediately upon the effective date of this Registration Statement. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. The ESPP authorizes the issuance of 300,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates.  The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our Board of Directors, or a duly authorized committee thereof, has the authority to administer the ESPP. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our Board of Directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our Board of Directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Internal Revenue Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the Board of Directors will make appropriate adjustments to (a) the number of shares reserved under the ESPP and (b) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our Board of Directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements. For as long as we are listed on the TSX, no amendment of the ESPP may (1) increase the maximum number of shares issuable under the ESPP, (2) reduce the exercise or strike price of a stock option granted to Insiders, (3) extend the term of a purchase right granted to Insiders; (4) amend the amending provision of the ESPP, (5) make any change to the eligible employees who would have the potential for broadening of increasing Insider participation in the ESPP.

Non-Executive Director Compensation

The Compensation Committee reviews and recommends the compensation of non-employee directors to the Board of Directors on an annual basis.  The following table summarizes the compensation earned by or paid to each of the non-employee directors in 2012:

Name	Fees earned or paid in cash(2)	Option awards (1)(10)	All other compensation(2)		Total (2)
Martin Godbout, O.C., Ph.D.(3)	$77,684	$131,572	$19,919	(4)	$229,175
Peter Thompson, M.D.	43,000	65,786	—		108,786
Henry J. Fuchs, M.D.(5)	37,643	88,991	—		126,634
Margaret Mulligan(3)(6)	39,966	89,011	—		128,977
Rodney Lappe, Ph.D.(7)	20,000	83,259	—		103,259
Louis Lacasse(3)(9)	47,308	65,786	—		113,094
Colin R. Mallet(3)(9)	48,801	65,786	—		114,588
David J. Drutz, M.D.(8)	24,000	—	—		24,000

(1)                     Each newly appointed non-executive director received options upon his/her appointment. Directors were also granted an annual stock option award on July 17, 2012. In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2012 computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). Assumptions used in the calculation of these amounts are included in Note 13 to our consolidated financial statements appearing elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the non-executive directors upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.  The value of all option awards in the table above was originally calculated in Canadian dollars and was converted to the U.S. dollar amount in the table above using the average monthly U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for the month in which the grant date occurred, which was 0.9869,1.0035, 1.0062, 0.9727 and 0.9863 for January, February, March, June and July 2012 grant dates, respectively. The vesting period was changed effective January 1, 2012 to 20% on the date of the award and then 20% on each of the next four anniversary dates.

(2)                     Payments to directors resident in the United States are paid in U.S. dollars while payments to Canadian directors are paid in Canadian dollars. The conversion rate used to convert Canadian payments to U.S. dollars in the table above was the weekly average U.S. dollar per Canadian dollar conversion rate from the Bank of Canada for each week in which a payment was made.

(3)                     Dr. Godbout, Ms. Mulligan and Messers. Lacasse and Mallet were paid in Canadian dollars and no amount in U.S. dollars.

(4)                     This amount represents an additional discretionary amount paid to Dr. Godbout in recognition for his efforts in connection with the transition period relating to the change of our Chief Executive Officer.

(5)                     Dr. Fuchs was appointed to the Board of Directors in February 2012.

(6)                     Ms. Mulligan was appointed to the Board of Directors in March 2012. Ms. Mulligan did not stand for re-election and her mandate as a director terminated in June 2013.

(7)                     Dr. Lappe was elected to the Board of Directors at our Annual General Meeting in June 2012.

(8)                     Dr. Drutz did not stand for re-election and his mandate as a director terminated in June 2012.

(9)                     Messrs. Lacasse and Mallet resigned from the Board of Directors in November 2012.

(10)              The following table lists the aggregate number of outstanding stock options (whether vested or unvested) held by each of our non-employee directors as of December 31, 2012:

Name	Total number of shares underlying outstanding stock options (#)
Martin Godbout, O.C., Ph.D.	22,833
Peter Thompson, M.D.	10,953
Henry J. Fuchs, M.D.	8,953
Margaret Mulligan	8,953
Rodney Lappe, Ph.D.	8,953
Colin R. Mallet	4,515
Louis Lacasse	4,400
David J. Drutz, M.D.	—
Total	69,560

The following table summarizes the annual compensation for non-executive directors in 2012:

Cash Compensation		Stock-Based Compensation

Board of Directors annual retainer	$40,000	Number of shares underlying stock option
Incremental annual retainer for the Chairman	$25,000	granted upon joining the Board	2,000

Committee Chair annual retainer		Number of shares underlying annual stock
Audit	$10,000	options awarded in 2012
Compensation	$5,000	Directors	6,953
Corporate Governance and Nominating	$5,000	Incremental to the Chairman	6,953

Committee member annual retainer
Audit	$5,000
Compensation	$3,000
Corporate Governance and Nominating	$3,000

The above cash retainers are paid in U.S. dollars for U.S.-based directors and in Canadian dollars for Canadian-based directors. Director’s fees are prorated to the date the director is appointed or elected. In addition, directors are reimbursed for all reasonable and documented travel-related expenses incurred by them in order to attend Board of Directors and committee meetings, subject to our travel policy.

Item 7. Certain Relationships and Related Transactions, and Director Independence, Related Party Transactions.

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two years, and in which any of our executive officers, directors or holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Executive and Director Compensation.”

Stock Issuances

2012 Private Placements

In November 2012, we entered into a securities purchase agreement, or the 2012 Securities Purchase Agreement, pursuant to which we sold 3,593,819 units at a subscription price per unit of CND$7.25 (or US$7.28, as converted), with each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a warrant to purchase a share of common stock, exercisable until November 21, 2017 at an exercise price of CND$8.70 (or US$8.73, as converted) (being 120% of the subscription price), for net proceeds of $24.8 million. The issuance costs of the units amounted to $1.3 million.

Name	Units	Shares of Common Stock	Warrants	Purchase Price
Baker Bros. Advisors, LLC	934,218	934,218	280,265	US$ 6,801,107
Tavistock Life Sciences	893,222	893,222	267,966	US$ 6,502,656
RA Capital Healthcare Fund, L.P.	551,724	551,724	165,517	US$ 4,016,551
Tang Capital Partners, L.P.	413,793	413,793	124,138	US$ 3,012,413
OrbiMed Advisors LLC	344,827	344,827	103,448	US$ 2,510,341
BVF Investments L.L.C.	275,862	275,862	82,758	US$ 2,008,275

Each of Baker Brothers, Tavistock and Tang Capital agreed that it will not exercise any portion of its warrants acquired under the 2012 Securities Purchase Agreement to the extent that, after giving effect to such exercise, it would beneficially own in excess of 19.99%, in the case of Baker Brothers and Tavistock, or 9.99%, in the case of Tang Capital, of the shares of our common stock, except in certain limited circumstances.  Pursuant to the 2012 Securities Purchase Agreement, we granted to Baker Brothers and Tavistock, for so long as each owns at least 10% of our issued and outstanding capital stock on a partially diluted basis (assuming only the exercise of any convertible securities or rights to acquire shares of common stock of each of Bakers Brothers and Tavistock), the right to nominate a member to our Board of Directors and the right to appoint an observer to our Board of Directors. For more information, see “Item 11. Description of Registrant’s Securities to be Registered — Board Observer and Nomination Rights.”

2011 Private Placement

In April 2011, we entered into a securities purchase agreement, or the 2011 Securities Purchase Agreement, pursuant to which we sold 5,549,895 units at a subscription price per unit of CND$6.22 (or US$6.42, as converted), with each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a warrant to purchase a share of common stock, exercisable until April 4, 2016 at an exercise price of CND$7.46 (or US$7.71, as converted) (being 120% of the subscription price), for net proceeds of $33.7 million. This includes the conversion of convertible debentures that were issued by us in March 2011 to an affiliate of Baker Brothers and Tavistock, for each to acquire 61,561 units for $783,869. The issuance costs of the units amounted to $2.0 million.

Name	Units	Shares of Common Stock	Warrants	Purchase Price
Baker Bros. Advisors, LLC	1,045,856	1,045,856	313,757	US$ 6,714,396
Tavistock Life Sciences	1,045,856	1,045,856	313,757	US$ 6,714,396
OrbiMed Advisors LLC	804,505	804,505	241,351	US$ 5,164,922
Tang Capital Partners, L.P.	804,505	804,505	241,351	US$ 5,164,922
QVT Fund, L.P.	804,505	804,505	241,351	US$ 5,164,922
BVF Investments L.L.C.	321,802	321,802	96,540	US$ 2,065,969

Each of Baker Brothers, Tavistock, OrbiMed, Tang Capital, QVT Fund and BVF Fund has agreed that it will not exercise any portion of its warrants acquired under the 2011 Securities Purchase Agreement to the extent that, after giving effect to such exercise, it would beneficially own in excess of 19.99%, in the case of Baker Brothers, Tavistock and OrbiMed, or 9.99%, in the case of Tang Capital, QVT or BVF, of our shares of common stock, except in certain limited circumstances. Pursuant to the 2011 Securities Purchase Agreement, we granted to Baker Brothers and Tavistock, for a period of two years following the closing of the transaction, the right to nominate a member to our Board of Directors and the right to appoint an observer to our Board of Directors.  These rights, however, were superseded by the right to appoint an observer to our Board of Directors and nominate a member to our Board of Directors granted to Baker Brothers and Tavistock in the 2012 private placement described above.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in “Executive and Director Compensation—Limitation of Liability and Indemnification.”

Director Independence

Board of Directors Leadership Structure

The Board of Directors has a Chairman of the Board, Dr. Godbout, who has authority, among other things, to call and preside over Board of Directors meetings, to set meeting agendas, and to determine materials to be distributed to the Board of Directors.  Accordingly, the Chairman has substantial ability to shape the work of the Board of Directors.  We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the Board of Directors in its oversight of our business and affairs.  In addition, we have a separate chair for each committee of the Board of Directors. The chairs of each committee are expected to report annually to the Board of Directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the Board of Directors in its oversight of our business and affairs. In addition, we believe that having a separate Chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the Board of Directors to monitor whether management’s actions are in the best interests of us and our stockholders. As a result, we believe that having a separate Chairman can enhance the effectiveness of the Board of Directors as a whole.

Role of the Board of Directors in Risk Oversight

The Audit Committee of the Board of Directors is primarily responsible for overseeing our risk management processes on behalf of the Board of Directors. Going forward, we expect that the Audit Committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the Audit Committee reports regularly to the Board of Directors, which also considers our risk profile. The Audit Committee and the Board of Directors focus on the most significant risks we face and our general risk management strategies. While the Board of Directors oversees our risk management, management is responsible for day-to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Audit Committee and the Board of Directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our Board of Directors leadership structure, which also emphasizes the independence of the Board of Directors in its oversight of its business and affairs, supports this approach.

Board of Directors Committees

Our Board of Directors has established three committees, each with its own charter and each committee is comprised of independent directors.

Audit Committee

The principal duties of the Audit Committee of the Board of Directors include assisting the Board of Directors in its oversight of:

•                  the quality and integrity of our financial statements and reports;

•                  our accounting and financial reporting process, system of internal controls over financial reporting and audit process;

•                  compliance with, and process for monitoring compliance with, legal and regulatory requirements;

•                  the independent auditors’ qualifications, independence and performance;

•                  our legal, regulatory and ethical compliance programs as established by management and the Board of Directors; and

•                  pre-approval of all audit and non-audit services provided by the independent registered public accounting firm.

The current members of the Audit Committee are Dr. Thompson (chair), Dr. Godbout and Dr. Fuchs. Our Board of Directors has determined that each member of the Audit Committee is an independent director under NASDAQ Listing Rules and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.  Each member of our Audit Committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements and is financially literate, as required by Canadian securities laws. In arriving at this determination, the Board of Directors has examined each Audit Committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Our Board of Directors has determined that Dr. Godbout qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our Board of Directors has considered formal education and the nature and scope of experience each has previously had with public companies. Both our independent registered public accounting firm and management periodically meet privately with our Audit Committee.

The Audit Committee charter can be found on our website at www.methylgene.com in the Corporate Governance section. The inclusion of our website address in this Registration Statement does not include or incorporate by reference the information on our website.

Compensation Committee

The principal duties of the Compensation Committee of the Board of Directors include:

•                  reviewing and approving our overall compensation strategy and policies;

•                  reviewing and approving corporate performance goals, compensation and other terms of employment of our executive officers;

•                  reviewing the compensation of our non-employee directors;

•                  administering our stock option and purchase plans; and

•                  preparing the annual report on executive compensation for purposes of disclosure to our stockholders.

In addition, the Compensation Committee reviews and approves overall compensation strategies and policies. In exercising these duties the Compensation Committee ensures that our compensation programs, particularly in connection with bonus targets, is aligned with the interests of our stockholders and other stakeholders. The majority of the named executive officers’ bonus targets are based on corporate-based goals that strive to increase stockholder value and, to a lesser extent, to individual goals that help drive the corporate goals. The Compensation Committee regularly enlists the services of a third-party company to conduct an evaluation of current market practices to benchmark against our current practices. The last such review was undertaken by Towers Watson in May 2011.

The current members of the Compensation Committee are Dr. Godbout (chair) and Dr. Thompson. Our Board of Directors has determined that each of Dr. Godbout and Dr. Thompson are independent under the NASDAQ Listing Rules and Canadian securities laws, are “non-employee directors” as defined in Rule 16(b)-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Compensation Committee charter can be found on our website at www.methylgene.com in the Corporate Governance section. The inclusion of our website address in this Registration Statement does not include or incorporate by reference the information on our website.

Nominating and Corporate Governance Committee

The principal duties of the Nominating and Corporate Governance Committee of the Board of Directors are to develop and implement a set of corporate governance principles and policies, including a code of business conduct and ethics, assess the performance of the Board of Directors, its committees and the contributions of individual directors, and review and oversee management succession planning. As part of this process the Nominating and Corporate Governance Committee periodically reviews and assesses these policies and principles and their application and recommends to the Board of Directors any changes to such policies and principles. The principal duties of the Nominating and Corporate Governance Committee in connection with the nomination of directors are to evaluate the size of the Board of Directors; identify the skill sets currently available and skill sets that may be required; and recommend to the Board of Directors the director nominees to be put before the stockholders at our annual general meeting.

The current members of the Nominating and Corporate Governance Committee are Dr. Godbout (chair), Dr. Fuchs and Dr. Lappe.  Our Board of Directors has determined that all such members are independent under the NASDAQ Listing Rules and Canadian securities laws, are “non-employee directors” as defined in Rule 16(b)-3 promulgated under the Exchange act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Nominating and Corporate Governance Committee charter can be found on our website at www.methylgene.com in the Corporate Governance section. The inclusion of our website address in this Registration Statement does not include or incorporate by reference the information on our website.

Item 8. Legal Proceedings.

We are not party to any pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Toronto Stock Exchange Market Information

Our shares are traded on the Toronto Stock Exchange, or TSX, under the symbol “MYG.” The following table sets forth the high and low sales prices for our common stock for the periods indicated, as reported on the TSX and have been adjusted to reflect the 50-for-1 share exchange which occurred upon the consummation of the Arrangement.

The closing price of our shares of common stock on the TSX as of May 8, 2013, was $4.50. We have converted these amounts to U.S. dollars using the exchange rate on the date of the corresponding high or low sales price.  In quarters in which the high or low sales price occurred on multiple dates the exchange rate for the latest occurrence is used for purposes of converting the U.S. dollar amount.

	CND$	US$	CND$	US$
2011	High	High	Low	Low
First Quarter	$12.00	$12.23	$6.00	$6.15
Second Quarter	30.00	31.37	11.00	11.33
Third Quarter	18.50	19.30	10.00	9.72
Fourth Quarter	16.00	15.69	9.50	9.57

2012	High	High	Low	Low
First Quarter	$19.50	$18.96	$12.00	$12.06
Second Quarter	15.00	15.21	9.50	9.24
Third Quarter	22.00	21.91	10.00	10.21
Fourth Quarter	13.50	13.71	7.00	7.04

2013	High	High	Low	Low
First Quarter	$10.00	$9.74	$6.50	$6.39
Second Quarter (through May 8, 2013)	6.75	6.64	3.00	2.93

NASDAQ Stock Market Information

We intend to apply for the listing of shares of common stock on The NASDAQ Stock Market LLC under the symbol “MRTX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.  The transfer agent and registrar’s address is 250 Royall Street, Canton MA 02021.

Share Capital

Our authorized share capital consists of 110,000,000 shares, 100,000,000 of which are common stock with a par value of $0.001 and 10,000,000 of which are preferred stock, with a par value of $0.001.

Equity Compensation Plans

We expect that in the future we will file a registration statement on Form S-8 under the Securities Act registering (1) the common stock subject to outstanding options under our Stock Option Plan, (2) the common stock subject to outstanding options or reserved for issuance under our 2013 Equity Incentive Plan, and (3) the common stock outstanding and reserved for issuance under our 2013 Employee Stock Purchase Plan. That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to grant of the underlying awards, vesting provisions and Rule 144 limitations applicable to our affiliates.

Holders

As of March 31, 2013, there were 9,957,739 shares of common stock outstanding, which were held by approximately 726 record stockholders.

As of the date of this Registration Statement, we have no present commitments to issue shares of our capital stock to any 5% holder, director or nominee, other than pursuant to the exercise of outstanding options and warrants.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, our stockholders will likely need to sell their shares of common stock to realize a return on their investment, and they may not be able to sell their shares at or above the price they paid for them.

Stock Not Registered Under the Securities Act

Our common stock, including our common stock underlying outstanding warrants, have not been registered under the Securities Act. Section 3(a)(10) of the Securities Act exempts from registration the issuance of shares of our common stock upon consummation of the Arrangement. Accordingly, shares held by our securityholders that are not our affiliates and have not been our affiliates within 90 days of the consummation of the Arrangement, may be freely resold.

Rule 144

Shares of our common stock that are held by securityholders that are or have been our affiliates at any time during the 90 days preceding the consummation of the Arrangement are restricted securities and will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act, subject to the requirements described below. “Restricted Securities,” as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, as in effect on the date of this Registration Statement, after the effectiveness of this Registration Statement.

Affiliates will be able to sell their shares of common stock under Rule 144 beginning 90 days after the effectiveness of this Registration Statement, subject to all other requirements of Rule 144. In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our compensatory plans may be resold by:

•                  persons other than affiliates, beginning 90 days after the effective date of this Registration Statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•                  our affiliates, beginning 90 days after the effective date of this Registration Statement, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Canadian Resale Restrictions

As long as we continue to be considered a “reporting issuer” under applicable Canadian securities law, the sale of any of our shares of common stock which constitutes a “control distribution” under applicable Canadian securities laws (generally a sale by a person or a group of persons holding 20% or more of our outstanding voting securities) must be qualified by a prospectus filed with Canadian securities regulatory authorities or, in the alternative, made in reliance on an applicable prospectus exemption. The sale of shares of common stock pursuant to the use of a prospectus exemption will generally result in the sold shares of common stock being subject to a four month hold period.

Securities Authorized for Issuance Upon the Exercise of Warrants

As of March 31, 2013, there were outstanding warrants to purchase 2,733,460 shares of our common stock at a weighted average exercise price of $8.12 per share.  For more information about the material terms of these warrants, please see “Item 11. Description of Registrant’s Securities to be Registered.”

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans as of December 31, 2012. There are no equity compensation plans that have not been approved by our securityholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	559,815	$15.00	137,628
Equity compensation plan not approved by securityholders	—	—	—
Total	559,815	$15.00	137,628

Item 10. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued and options granted by us since March 31, 2010 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)                                 In April 2011, pursuant to the 2011 Securities Purchase Agreement, we issued 5,549,895 units at a subscription price per unit of CND$6.22 (or US$6.42, as converted), each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a warrant to purchase a share of common stock, at an exercise price of CND$7.46 (or US$7.71, as converted).

(2)                                 In November 2012, pursuant to the 2012 Securities Purchase Agreement, we issued 3,593,819 units at a subscription price per unit of CND$7.25 (or US$7.28, as converted), each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a warrant to purchase a share of common stock, at an exercise price of CND$8.70 (or US$8.73, as converted).

(3)                                 In April 2011, each of Baker Brothers and Tavistock were issued 61,561 units at a conversion price of CND$6.22 (or US$6.42, as converted), in connection with the conversion of convertible debentures purchased by them in March 2011 for $391,934.

(4)                                 In June 2013, in connection with the consummation of the Arrangement, each of the securityholders of MethylGene Canada received one share of our common stock in exchange for every 50 shares of MethylGene Canada.  In addition, all outstanding options and warrants to purchase common shares of MethylGene Canada became exercisable on a 50-for-1 basis for shares of our common stock.

(5)                                 From May 1, 2010 through March 31, 2013, we granted stock options under our Stock Option Plan to purchase an aggregate of 727,436 shares of common stock at a weighted-average exercise price of CND$12.35 per share (or US$12.26, as converted), to certain employees, consultants and directors.

The offers, sales and issuances of the securities described in paragraphs (1), (2) and (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) (or Regulation D promulgated thereunder), in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The issuances of the securities described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 3(A)(10) of the Securities Act after final approval of the Arrangement by the Ontario Superior Court of Justice.

The offers, sales and issuances of the securities described in paragraph (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our Stock Option Plan.

Item 11. Description of Registrant’s Securities to be Registered.

Common Stock

As of May 8, 2013, we had 100,000,000 authorized shares of common stock, par value $0.001 per share.

As of May 8, 2013, there were 9,957,739 shares of common stock outstanding. As of May 8, 2013, there were 3,215,802 shares of common stock subject to outstanding options and warrants to purchase shares of common stock. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Other than as described below, holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of May 8, 2013, we had 10,000,000 authorized shares of preferred stock, par value $0.001 per share.

As of May 8, 2013, there were no shares of preferred stock outstanding. Our Board of Directors may authorize the issuance of shares of preferred stock from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by our Board of Directors. The preferred shares may have voting or conversion rights that could have the effect of restricting dividends on our shares of common stock, diluting the voting power of our shares of common stock, impairing the rights of our shares of common stock in the event of our dissolution, liquidation or winding-up or otherwise adversely affect the rights of holders of our shares of common stock. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of our shares of common stock and may preclude stockholders from realizing a potential premium over the market value of their shares. The holders of preferred shares are entitled to receive notice of any meeting of our stockholders and to attend and vote, except as otherwise provided in the rights and restrictions attached to the shares by the Board of Directors. As at the date hereof, there were no preferred shares issued and outstanding.

Warrants

As of May 8, 2013, there were warrants to purchase 2,733,460 shares of common stock outstanding, which expire between April 2016 and November 2017.  Each of these warrants entitles the holder to purchase one share of common stock at prices ranging between CND$7.46 (or US$7.71, as converted) and CND$8.70 (or US$8.73, as converted), per share of common stock.  Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our shares of common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, stock splits, reorganizations and reclassifications and consolidations. Certain of these warrants may be subject to an acceleration of their expiration dates if certain conditions are met.

Pre-Emptive Rights

Under the terms of the 2012 Securities Purchase Agreement and the 2011 Securities Purchase Agreement, certain investors have pre-emptive rights with respect to any proposed future issuances of our securities. In the event that the we propose to issue any class or series of our equity securities, any voting securities, or any securities convertible or exchangeable into, or entitling purchase of, any of the foregoing. we must provide written notice to each investor that purchased, together with such investor’s affiliates, at least CND$4.0 million (or US$4.1 million as converted) of the units sold under the 2012 Securities Purchase Agreement or CND$3.0 million (or US$3.0 million, as converted) of the units sold under the 2011 Securities Purchase Agreement, specifying the terms and conditions of the proposed issue.  Each such investor has the right, by written notice within four business days from the date of receipt of our notice, in the case of a private placement, or within two business days from the date of the receipt of the our notice in the case of a public offering, to subscribe for up to their pro rata share of offered securities, which share is calculated in proportion to the aggregate holding of securities by such investor in relation to the total number of securities issued and outstanding immediately prior to the issuance of offered securities.

The pre-emptive rights described above continue until, in the case of pre-emptive rights arising under the 2012 Securities Purchase Agreement, November 12, 2016 and, in the case of pre-emptive rights arising under the 2011 Securities Purchase Agreement, April 4, 2015.  Such rights do not apply, however, to issuances of securities pursuant to:

•                  our Stock Option Plan, our 2013 Equity Incentive Plan, or our 2013 Employee Stock Purchase Plan;

•                  any collaboration agreements entered into by us;

•                  a public offering of our securities at a price per security at least 100% greater than the respective subscription price, in connection with which the securities being sold are listed on the New York Stock Exchange or the NASDAQ Stock Market, for total proceeds of at least CND$50,000,000 (or US$49,117,500, as converted) and conducted by a recognized, full service investment banking firm;

•                  in the case of pre-emptive rights arising under the 2012 Securities Purchase Agreement, the exercise of the warrants issued under such agreement; or

•                  in the case of pre-emptive rights arising under the 2011 Securities Purchase Agreement, the exercise of warrants issued under such agreement.

Baker Brothers Life Sciences, L.P. and Tavistock Life Sciences also have a right to acquire any offered securities that are subject to the pre-emptive rights but which are not otherwise purchased by an eligible investor pursuant to such pre-emptive rights.  Each of the Baker Brothers and Tavistock may exercise its right to purchase such shares by stating in its notice of exercise of pre-emptive rights that it will acquire up to its pro rata share of such securities.  In the event that either Baker Brothers or Tavistock does not exercise its additional rights, the other such stockholder has the right to acquire the remaining offered securities that are subject to the pre-emptive rights but that are not otherwise purchased by the other investors.

Under the terms of the 2012 Securities Purchase Agreement, for any investor that qualified for pre-emptive rights or additional rights under the 2011 Securities Purchase Agreement that also qualified for such rights under the 2012 Securities Purchase Agreement, the terms of such investor’s pre-emptive rights or additional rights as applied to all shares acquired under the 2011 Securities Purchase Agreement and the 2012 Securities Purchase Agreement are governed solely by the terms of the 2012 Securities Purchase Agreement.

Board Observer and Nomination Rights

As long as either Baker Brothers or Tavistock beneficially owns at least 10% of our issued and outstanding shares of common stock, calculated on a partially diluted basis (assuming only the exercise of any convertible securities or rights to acquire shares of common stock of common stock of such shareholders), then Baker Brothers and Tavistock, as the case may be, has the right to appoint an observer to the Board of Directors. Each observer has the right to receive notice of and attend the meetings of the Board of Directors, and has the right to address the Board of Directors at any of its meetings, but does not have any right to vote at any meeting of the Board of Directors.

In addition to appointing an observer, as long as either Baker Brothers or Tavistock owns at least 10% of the issued and outstanding shares of common stock, calculated on a partially diluted basis (assuming only the exercise of any convertible securities or rights to acquire shares of common stock of such shareholders), then Baker Brothers and Tavistock, as the case may be, has the right, but not the obligation, to nominate one person to the Board of Directors.  We are required to include each of Baker Brothers’ and Tavistock’s director nominees in our proposed slate of directors at each annual or special (if applicable) meeting and recommend that stockholders vote in favor of such nominee.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Our amended and restated certificate of incorporation permits our Board of Directors to issue preferred stock. We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our existing preferred stock and our existing preferred stock and common stock. Our current stockholders have no redemption rights. In addition, as we have a large number of authorized but unissued shares, our Board of Directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•                  prior to that date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•                  on or after that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•                  subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•                  the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock.

The provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Item 12. Indemnification of Directors and Officers.

Bylaws

Pursuant to our bylaws, our directors and officers will be indemnified to the fullest extent allowed under the laws of the State of Delaware for their actions in their capacity as our directors and officers.

We must indemnify any person made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, each a Proceeding, by reason of the fact that he or she is or was a director, against judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees) collectively Expenses, actually and reasonably incurred by him or her in connection with such Proceeding if: (a) he or she conducted himself or herself in good faith, and: (1) in the case of conduct in his or her own official capacity with us, he or she reasonably believed his conduct to be in our best interests, or (2) in all other cases, he or she reasonably believes his conduct to be at least not opposed to our best interests; and (b) in the case of any criminal Proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

We must indemnify any person made a party to any Proceeding by or in the right of us, by reason of the fact that he or she is or was a director, against reasonable expenses actually incurred by him or her in connection with such proceeding if he or she conducted himself in good faith, and: (a) in the case of conduct in his or her official capacity with us, he or she reasonably believed his conduct to be in our best interests; or (b) in all other cases, he or she reasonably believed his or her conduct to be at least not opposed to our best interests; provided that no such indemnification may be made in respect of any proceeding in which such person shall have been adjudged to be liable to us.

No indemnification will be made by unless authorized in the specific case after a determination that indemnification of the director is permissible in the circumstances because he has met the applicable standard of conduct.

Reasonable expenses incurred by a director who is party to a proceeding may be paid or reimbursed by us in advance of the final disposition of such Proceeding in certain cases.

We have the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent or is or was serving at our request as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him or her against such liability under the provisions of the bylaws.

Delaware Law

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•                  transaction from which the director derives an improper personal benefit;

•                  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•                  unlawful payment of dividends or redemption of shares; or

•                  breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all costs and expenses (including attorneys’ fees), witness fees, or other professional fees) damages, judgments, fines, settlements and other amounts incurred by such persons (including expenses of a derivative action) in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

We have an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

The information required by this item may be found beginning on page F-1 of this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)                                 Financial Statements filed as part of this registration statement:

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2012 and 2011.

Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2012 and 2011.

Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2012 and 2011.

Consolidated Statements of Cash Flows for the year ended December 31, 2012 and 2011.

Notes to Consolidated Financial Statements as of December 31, 2012 and 2011.

Unaudited Condensed Consolidated Financial Statements:

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2013 and 2012.

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2012.

Notes to Unaudited Condensed Consolidated Financial Statements.

(b)                             Exhibits.

See the Exhibit Index attached hereto which is incorporated by reference.

Index to Financial Statements of

Mirati Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Mirati Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Mirati Therapeutics, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mirati Therapeutics, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Montreal, Canada	/s/ Ernst & Young LLP(1)
May 8, 2013, except for Note 21, as to which the date is June 28, 2013

(1)CPA auditor, CA, public accountancy permit no. A120254

Mirati Therapeutics, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$18,403	$9,882
Marketable securities and term deposits	18,580	18,563
Restricted cash equivalents and marketable securities	302	295
Interest and other receivables	507	172
Other current assets	1,537	1,548
Total current assets	39,329	30,460

Security deposits	67	54
Restricted cash equivalents and marketable securities	72	349
Property and equipment, net	333	219
Total assets	$39,801	$31,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5,272	3,749
Current portion of other liability	68	—
Total current liabilities	5,340	3,749

Other liability	45	28
Total liabilities	5,385	3,777

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.001 par value, 10,000,000 shares authorized; none issued and outstanding at December 31, 2012 and 2011, respectively	—	—
Common stock, $0.001 par value; 100,000,000 authorized; 9,957,739 and 6,358,267 issued and outstanding at December 31, 2012 and 2011, respectively	10	6
Warrants	11,153	6,247
Additional paid-in capital	154,224	132,312
Accumulated other comprehensive income	9,520	8,945
Accumulated deficit	(140,491)	(120,205)
Total stockholders’ equity	34,416	27,305
Total liabilities and stockholders’ equity	$39,801	$31,082

Subsequent events (Note 21)

See accompanying notes

Mirati Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands except for share and per share amounts)

	Years ended December 31,
	2012	2011
Revenue
Research collaborations and contract revenues	$—	$811
License and up-front fees	—	2,333
Total revenue	—	3,144

Expenses
Research and development, net	15,081	8,891
General and administrative	5,394	4,340
Total operating expenses	20,475	13,231
Loss from operations	(20,475)	(10,087)
Other income, net	228	309
Loss before income taxes	(20,247)	(9,778)
Income tax expense	39	—
Net loss and comprehensive loss for the year	$(20,286)	$(9,778)
Basic and diluted net loss per share	$(3.00)	$(1.98)
Weighted average number of shares used in computing net loss per share, basic and diluted	6,762,985	4,944,184

See accompanying notes

Mirati Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

					Accumulated
			Common	Additional	other		Total
	Common Stock		Stock	paid-in	comprehensive	Accumulated	stockholders’
	Shares	Amount	Warrants	capital	income	deficit	equity
Balance at January 1, 2011	808,372	$1	$—	$104,010	$10,498	$(110,427)	$4,082
Net loss for the year	—	—	—	—	—	(9,778)	(9,778)
Stock-based compensation expense	—	—	—	940	—	—	940
Costs of reorganization	—	—	—	(33)	—	—	(33)
Issuance of common stock, net of costs	5,549,895	5	—	27,395	—	—	27,400
Issuance of warrants, net of costs	—	—	6,247	—	—	—	6,247
Foreign currency translation	—	—	—	—	(1,553)	—	(1,553)
Balance at December 31, 2011	6,358,267	6	6,247	132,312	8,945	(120,205)	27,305

Net loss for the year	—	—	—	—	—	(20,286)	(20,286)
Stock-based compensation expense	—	—	—	2,009	—	—	2,009
Costs of reorganization	—	—	—	(15)	—	—	(15)
Issuance of common stock, net of costs	3,593,819	4	—	19,882	—	—	19,886
Issuance of warrants, net of costs	—	—	4,942	—	—	—	4,942
Exercise of warrants	5,653	—	(36)	36	—	—	—
Foreign currency translation	—	—	—	—	575	—	575
Balance at December 31, 2012	9,957,739	$10	$11,153	$154,224	$9,520	$(140,491)	$34,416

See accompanying notes

Mirati Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2012	2011

Operating activities
Net loss for the year	$(20,286)	$(9,778)
Non-cash adjustments reconciling net loss to operating cash flows
Depreciation of property and equipment	123	197
Write-off of property and equipment	—	77
Gain on disposal of property and equipment	—	(30)
Reversal of provision for lease resiliation	—	(52)
Stock —based compensation expense	2,009	940
License and up-front fees	—	(2,333)
Lease incentive	85	28
Changes in operating assets and liabilities
Interest and other receivables	(331)	150
Other current assets	45	(553)
Accounts payable and accrued liabilities	1,434	(353)
Change in provision for lease abandonment costs	—	(346)
Unbilled revenue	—	409
Cash flows used for operating activities	(16,921)	(11,644)

Investing activities
Purchase of property and equipment	(230)	(110)
Purchases of marketable securities and term deposits	(29,431)	(44,670)
Security deposit	(12)	61
Restricted cash equivalents and marketable securities	283	604
Disposal and maturities of marketable securities and term deposits	29,716	24,827
Proceeds from disposal of property and equipment	—	77
Cash flows provided by/(used for) investing activities	326	(19,211)

Financing activities
Issuance of common stock	20,966	29,032
Common stock issuance costs	(1,080)	(1,632)
Issuance of warrants	5,180	6,619
Warrant issuance costs	(238)	(372)
Costs of reorganization	(15)	(33)
Cash flows provided by financing activities	24,813	33,614

Increase in cash and cash equivalents	8,218	2,759
Effect of exchange rate changes on cash and cash equivalents	303	(278)
Cash and cash equivalents, beginning of year	9,882	7,401
Cash and cash equivalents, end of year	$18,403	$9,882

Income taxes paid	$34	$—
Interest paid	6	1

See accompanying notes

1. DESCRIPTION OF BUSINESS

Mirati Therapeutics, Inc. (“Mirati” or the “Company”) is a biopharmaceutical company and its primary business purpose is to develop and commercialize novel therapeutics for cancer and infectious disease.

MethylGene US Inc., a wholly-owned subsidiary was incorporated in Princeton, New Jersey, USA on December 20, 2011, started business activity in 2012. The Company also has a wholly-owned subsidiary in Canada, MethylGene, Inc., (“MethylGene”). MethylGene’s common stock has been listed on the Toronto Stock Exchange since June 29, 2004 under the ticker symbol “MYG”. The Company is a holding company with minimal assets other than the stock of MethylGene and primarily conducts its operations through MethylGene and MethylGene US Inc.  Refer to Note 2 under the heading Basis of presentation for further discussion of the Company’s corporate structure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of the Company, MethylGene US Inc. and MethylGene. All significant inter-company transactions, balances, revenues and expenses have been eliminated upon consolidation.

Mirati was incorporated under the laws of the State of Delaware on April 29, 2013. The Company was created to enter into an arrangement agreement described below.

On May 8, 2013, the Company’s Board of Directors approved and the Company entered into an arrangement agreement with MethylGene. Subject to the terms and conditions of the arrangement agreement, which was consummated on June 28, 2013, the shareholders of MethylGene received one share of the Company’s common stock in exchange for every 50 common shares of MethylGene, which had the effect of a 50 for 1 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act. Such transaction is referred to herein as the Arrangement.  In addition, all outstanding options and warrants to purchase common shares of MethylGene became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate adjustment was made to the exercise price or conversion price, as applicable. Upon completion of the Arrangement, MethylGene became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued at the closing of the Arrangement were issued in reliance upon the exemption from registration under Section 3(A)(10) of the Securities Act of 1933, as amended. These financial statements reflect the completion of the Arrangement, which was consummated on June 28, 2013 (refer to note 21).

Foreign currency translation

Foreign currency transactions are initially recorded by the Company using the exchange rates prevailing at the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period-end rates of exchange. Non-monetary assets and liabilities are translated at the historical exchange rates. Exchange gains and losses arising from the translation of foreign currency items are included in other income in the consolidated statements of operations and comprehensive loss.  The Company recognized net foreign exchange losses of $12 thousand and net foreign exchange gains of $44 thousand in other income in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2012 and 2011 respectively.

Reporting currency

The Company’s functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.  For presentation purposes, assets and liabilities are translated to U.S. dollars at exchange rates at the reporting date.  Income and expenses are translated to U.S. dollars at the average exchange rate for the period in which the transactions occur.  Equity transactions are translated at the spot exchange rates on the date the transactions occur. Exchange rate differences are recognized in a separate component of stockholders’ equity titled accumulated other comprehensive income.

Cash and cash equivalents

Cash is comprised of cash on hand and cash equivalents. Cash equivalents are marketable securities comprised of bankers’ acceptances and other short-term investment vehicles that are highly liquid and are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value, and have a maturity of less than 90 days from the date of purchase.

Marketable securities and term deposits

Marketable securities consist of bankers’ acceptances and other investment vehicles that are highly liquid and are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value, and have an original maturity of greater than 90 days.

Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation and/or accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to net loss during the financial period in which they are incurred.

Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 years
Office and other equipment	6 years
Laboratory equipment	6 years
Leasehold improvements	Over the life of the lease

On disposal of property and equipment, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is included in net loss.

Impairment of property and equipment

The Company assesses its property and equipment for impairment whenever events or changes in circumstances (a “triggering event”) indicate that the carrying value of a group of long-lived assets may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, including its eventual residual value, is compared to the carrying value to determine whether impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values.  Fair value is estimated through discounted cash flow models to project cash flows from the asset. The Company did not recognize an impairment charge related to its property and equipment during 2012 and 2011.

Stock-based compensation plan

The Company has a stock option compensation plan in which the fair value of stock options granted is determined at the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period of the options. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, the Company deducts the number of options that are expected to be forfeited at the time of a grant and revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimated. Any amounts paid by employees on exercise of the stock options and subsequent purchase of stock are credited to common stock.

Common stock issue costs

Common stock issue costs incurred by the Company are recorded as a reduction of common stock.

Revenue recognition

The Company recognizes revenue from research collaboration agreements and licensing arrangements.

Revenues from research collaboration agreements recognized as separate units of accounting are recognized as the contracted services are performed, in accordance with the terms of the specific agreements and when collection is reasonably assured.

Revenue recognized but not invoiced to partners is recorded as unbilled revenue. Combined elements, including up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements, are recognized over the period of performance of the related activities. As such, up-front licensing revenue is deferred and recognized over the term during which the Company maintains substantive contractual obligations and amounts received in advance of recognition of revenue are reported as deferred revenue.

In the event that the period of the substantive obligations changes, the appropriate adjustment will be made to the amortization of deferred revenue.

Research collaboration agreements and licensing arrangements may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their relative fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

The Company applies a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”). Where VSOE and TPE are not available, the Company’s process for determining ESP includes multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable.

The Company executes collaborative agreements which may contain milestone payments. Revenues from milestones, if they are considered substantive, are recognized upon successful accomplishment of the milestones. Determining whether a milestone is substantive involves judgment, including an assessment of its involvement in achieving the milestones and whether the amount of the payment is commensurate to its performance. If not considered substantive, milestones are initially deferred and recognized over the remaining performance obligation.

Investment tax credits

The Company’s accounts include claims for investment tax credits (“ITCs”) relating to scientific research and experimental development activities of the Company. The qualification and recording of these activities for investment tax credit purposes are established by the Canadian federal and Provincial Tax Acts and are subject to audit by the taxation authorities. Refundable ITCs are reflected as reductions of expenses or reductions of the cost of the assets to which they relate when there is reasonable assurance that the assistance will be received and all conditions have been complied with. The non-refundable ITCs are carried forward to a time and will be recognized when it is more likely than not that the Company will become subject to Canadian federal taxes, at which time, said ITCs are applied as a reduction of tax expense.

Research and development expenses

Research and development expenditures are charged to net loss in the period in which they are incurred and comprise of the following types of costs incurred in performing research and development activities and those incurred in connection with research and development revenue: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services, and other outside costs.

Income taxes

Income taxes have been accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For uncertain tax positions that meet “a more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services that is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. The net amount of sales tax recoverable from, or payable to the taxation authority is included as part of other current assets or accounts payable in the Consolidated Balance Sheet.

Net loss per share

Loss per share is calculated using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is calculated giving effect to the exercise of all dilutive factors, and assumes that any proceeds that could be obtained upon the exercise of options would be used to purchase shares of common stock at the average market price during the year.  Common stock equivalents from stock options and warrants are excluded from the calculation of net loss per share for all periods presented because the effect is anti-dilutive.

Financial instruments

Fair value

Cash equivalents, marketable securities and restricted cash equivalents and marketable securities are held for trading as they are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the investments is provided internally on that basis to key management personnel.  Unrealized gains/losses are included in other income in the statement of operations and comprehensive loss. Transaction costs are expensed. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those financial assets, respectively.

Other financial assets

Other financial assets are initially recorded at fair value and are subsequently measured at amortized cost using the effective interest rate method less impairment. The Company’s other financial assets consist of interest receivable, other receivables and security deposits. The carrying amount of these financial assets is a reasonable approximation of their fair value due to the short-term nature of these financial assets.

Other financial liabilities

All financial liabilities are recognized initially at fair value and subsequently measured at amortized cost. The Company’s financial liabilities include accounts payable and accrued liabilities. The carrying value of the accounts payable and accrued liabilities approximates their fair value due to the short-term nature of these financial liabilities.

Interest Income

Interest income earned on cash equivalents and marketable securities balances is recognized on an accrual basis as earned and reported in other income in the statement of operations and comprehensive loss.  The Company recognized net interest income of $0.2 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively.

Use of Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ materially from those estimates.  Estimates and assumptions are reviewed quarterly. All revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, in an effort to assist in the convergence of U.S. GAAP and International Financial Reporting Standards (“IFRS”), the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update related to “Fair Value Measurements: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The standard expands existing disclosure requirements for fair value measurements and makes certain other amendments, including a requirement to categorize, by level in the fair value hierarchy, items that are required to be disclosed, but not measured, at fair value. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied prospectively. The Company adopted this standard as of January 1, 2012 and its adoption did not have a material effect on its consolidated financial statements.

4. COLLABORATION AGREEMENTS

Taiho Pharmaceutical Co., Ltd.

In October 2003, the Company entered into a license, research and development collaboration agreement with Taiho Pharmaceutical Co. Ltd. (Taiho) for mocetinostat, its clinical candidate, and its small molecule HDAC inhibitor program for oncology for Japan, South Korea, Taiwan, and China. Under the terms of the agreement, the Company received an up-front license fee, equity investment and a contract research payment of $3.8 million. In addition, the Company received $9.3 million for preclinical and clinical funding through January 2006 and $2.0 million for milestone payments in 2006 resulting in total proceeds of $15.0 million.  In addition, the Company may receive milestone payments based on successful development, regulatory approval, and commercialization of an HDAC oncology product, and will receive royalties based on sales of HDAC oncology products in these territories as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range, depending upon the total dollar amount of annual net sales, subject to reduction by a percentage in the range of 20-30% in the event a generic competitor is introduced in a particular market, other than in China. The term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or ten years after the first commercial sale in Japan. Additionally, Taiho has a unilateral right to terminate the agreement for any reason with 30 days written notice, and we have a unilateral right to terminate the agreement if Taiho fails to make an undisputed payment. An arbitrator may terminate the agreement for a breach of obligations if such breach has remained uncured for 90 days. There was no revenue recognized from this agreement in 2012. In the year ended December 31, 2011 the Company recognized the remaining deferred revenue of $420 thousand to license and up-front fees as the Company determined to stop the development of mocetinistat in 2011 which ended its substantive obligations in connection to this program.

Otsuka Pharmaceutical Co. Ltd.

On March 25, 2008, the Company entered into a worldwide research collaboration and license agreement with Otsuka Pharmaceutical Co. Ltd. (Otsuka) for the development of novel, small molecule, kinase inhibitors for local delivery and treatment of ocular diseases, excluding cancer. The Company was responsible for the design, characterization and initial screening of kinase inhibitors and determining which compounds to synthesize. Otsuka was responsible for funding efficacy and toxicity studies, as well as preclinical and clinical development of compounds. Otsuka is also responsible for the global commercialization of any resulting product. Under the terms of the agreement, the Company received an up-front license fee of $2.0 million. There was no revenue recognized from this agreement in 2012.  The Company may receive up to $50.5 million based on successful development, regulatory, commercialization and sales milestones and will receive royalties as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range dependent upon the total dollar amount of annual net sales, subject to a reduction by a percentage in the range of  40-50% in the event a generic competitor is introduced in a particular market, or intellectual property protection in a particular market does not exist or expires.

The Company may receive aggregate milestone payments of up to $50.5 million under this agreement as follows: $7.5 million relates to development activities, $22.0 million relates to the completion of regulatory approvals and $21.0 million relates to the achievement of certain sale goals.

Otsuka provided the Company with $1.9 million in research funding for the initial 18 months of the research collaboration which was then extended on three occasions: September 10, 2009; April 23, 2010 and June 30, 2010. The research component of the agreement ended on June 30, 2011, subsequent to which the Company no longer has any significant ongoing obligations. In 2011, as the Company determined that its substantive performance obligations under the agreement ceased when the research component of the agreement ended on June 30, 2011, the Company accelerated the recognition of the remaining unamortized balance of $1.7 million associated with the up-front license fee in the year ended December 31, 2011. The Company received a total of $4.5 million in research funding from the research component of this agreement. In October 2009, Otsuka made, in relation to the terms of the agreement, a $1.5 million equity investment in the Company’s shares of common stock at a share price of CND$21.30 (or $20.27, as converted) in which was a 20% premium over the five-day volume-weighted average closing price at the date of the transaction. Total proceeds in connection with this agreement, including the equity component amounts to $8.0 million. On June 30, 2010, the collaboration agreement was amended to, among certain other changes, provide Otsuka the rights to synthesize a limited number of compounds predetermined by the Company. A lead molecule was selected in June 2011 for further development. Otsuka is currently advancing the lead compound through late preclinical development. The duration of the agreement is subject to future events. The term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or if no patent has issued in such country, then 12 years after the first sale of a licensed product by Otsuka. Otsuka has a unilateral right to terminate the agreement for any reason with 90 days written notice and either party may terminate the agreement for a breach of obligations of the other party if such breach has remained uncured for 120 days (or 30 days for a breach of payment). Termination of Otsuka’s Rights, in the event of a breach by Otsuka in one of its territories, will not affect its rights in non-breached territories.

EnVivo Pharmaceuticals

In March 2004, the Company entered into a proof of concept and option agreement with EnVivo Pharmaceuticals, Inc. (EnVivo) focusing on the treatment and prevention of neurodegenerative diseases, to exploit its HDAC inhibitors in diseases such as Huntington’s, Parkinson’s, and Alzheimer’s. On February 7, 2005 the Company signed an exclusive research, collaboration and license agreement. During the year ended December 31, 2005, EnVivo paid the Company $600 thousand for research, plus a $500 thousand license fee for a total of $1.1 million. As part of this agreement, EnVivo received a warrant to purchase 1,050 shares of common stock of the Company at an exercise price of CND$214.30 (or $170.62, as converted). The warrant expired on March 4, 2007. On February 6, 2008, the Company exercised its right to opt-out of the program. As a result, the Company has granted EnVivo exclusive rights to its HDAC inhibitors for neurodegenerative diseases and the Company ceased research and development funding for this program. The Company will receive royalties equal to a single digit percentage of net sales of any approved compound and will share in any sublicense income from future partnerships that EnVivo may enter into. The duration of the agreement is subject to future events. Termination can occur due to a material breach which is not cured within 30 days; or insolvency; or the agreement terminates upon mutual agreement by the parties or when no product is under development or being commercialized. We did not recognize any revenues in connection with this agreement in either 2012 or 2011. We do not have any significant ongoing obligations in connection with this agreement.

5. CASH AND CASH EQUIVALENTS

	December 31,
(in thousands)	2012	2011
Cash at bank and on hand	$2,823	$1,287
Bankers’ acceptances	1,369	5,501
Treasury bills	5,026	492
Promissory notes	6,020	639
Commercial papers	753	1,963
Term deposit notes	2,714	—
	18,705	9,882
Less: restricted cash equivalents	(302)	—
	$18,403	$9,882

6. MARKETABLE SECURITIES AND TERM DEPOSITS

	December 31,
(in thousands)	2012	2011
Bankers’ acceptances issued in Canadian currency, earning interest at 1.20% (1.15% in 2011) and maturing on February 19, 2013 (on various dates from May 28, 2012 to August 29, 2012 in 2011).	$72	$644
Commercial papers issued in Canadian currency, earning interest at rates ranging from 1.01% to 1.12% (0.85% to 1.01% in 2011) and maturing on various dates from February 21, 2013 to May 14, 2013 (March 29, 2012 to April 12, 2012 in 2011).	5,026	1,081
Treasury bills issued in Canadian currency, earning interest at rates ranging from 0.85% to 0.90% and maturing on various dates from January 18, 2012 to June 13, 2012.	—	2,282
Guaranteed investment certificates issued in Canadian currency, earning interest at rates ranging from 1.15% to 1.35% (1.25% to 1.30% in 2011) and maturing on various dates from January 7, 2013 to September 16, 2013 (April 12, 2012 to November 26, 2012 in 2011).	6,518	12,840
Term deposits issued in Canadian currency, earning interest at rates ranging from 1.30% to 1.33% (1.22% to 1.30% in 2011) and maturing on various dates from March 18, 2013 to April 15, 2013 (January 11, 2012 to February 1, 2012 in 2011).	7,036	2,360
	18,652	19,207
Less restricted marketable securities	(72)	(644)
	$18,580	$18,563

7. RESTRICTED CASH EQUIVALENTS AND MARKETABLE SECURITIES

In connection with obligations arising from an arrangement that became effective on May 19, 2010, the Company has a a letter of guarantee that is collateralized by a charge on a specific security in the amount of $302 thousand and $590 thousand included in restricted cash equivalents and marketable securities at December 31, 2012 and 2011, respectively.

The Company has established a letter of guarantee in relation to credit limits on its credit cards that is collateralized by a charge on a specific security in the amount of $72 thousand and $54 thousand included in restricted cash equivalents and marketable securities at December 31, 2012 and 2011, respectively.

Restricted cash equivalents and marketable securities are comprised of cash equivalents and marketable securities as follows (in thousands):

	December 31,
	2012	2011
Cash equivalents	$302	$—
Marketable securities	72	644
Less:	374	644
Current portion	(302)	(295)
	$72	$349

8. INTEREST AND OTHER RECEIVABLES

	December 31,
(in thousands)	2012	2011
Other receivables	$425	$60
Interest receivable	82	112
	$507	$172

9. OTHER CURRENT ASSETS

	December 31,
(in thousands)	2012	2011
Refundable research and development tax credits	$593	$1,104
Commodity taxes	165	176
Prepaid expenses	779	268
	$1,537	$1,548

Research and development tax credits include a receivable of $311 thousand from 9222-9129 Québec Inc. at December 31, 2011.

10. SECURITY DEPOSITS

Security deposits were $67 thousand and $54 thousand at December 31, 2012 and 2011, respectively and are comprised of cash held in escrow that serves to guarantee certain obligations reflected in an employment contract and deposits issued to the landlords in Canada and the United States.

11. PROPERTY AND EQUIPMENT

	December 31,
(in thousands)	2012	2011
Computer equipment	$1,421	$1,324
Office and other equipment	89	66
Laboratory equipment	1,794	1,769
Leasehold improvements	56	52
	3,360	3,211
Less: Accumulated depreciation	(3,027)	(2,992)
	$333	$219

Depreciation expenses of $97 thousand and $26 thousand were included in research and development expenses and in general and administrative expenses, respectively, for the year ended December 31, 2012. Depreciation expenses of $186 thousand and $11 thousand were included in research and development expenses and in general and administrative expenses, respectively for the year ended December 31, 2011.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
(in thousands)	2012	2011
Accounts payable	$1,752	$767
Accrued expenses	2,686	2,457
Accrued compensation and benefits	834	525
	$5,272	$3,749

13. STOCKHOLDERS’ EQUITY

Warrants — issued and outstanding

Issue date	Expiry date	Exercise price	Number of warrants
April 4, 2011	April 4, 2016	$7.71	1,655,314
November 21, 2012	November 21, 2017	$8.73	1,078,145

On November 21, 2012, the Company completed a private placement resulting in gross proceeds of $26.1 million. Under the terms of the offering the Company issued a total of 3,593,819 units at a subscription price of CND$7.25 (or $7.28, as converted), each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a common stock purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of CND$8.70 (or $8.73, as converted) (representing 120% of the subscription price). The issuance costs of the units amounted to $1.3 million. The net proceeds were allocated to common stock and warrants based on their relative fair values.

The fair value of the warrants issued on November 21, 2012 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions: weighted average risk-free interest rate of 1.34%; dividend yield of nil; volatility factor of 115.5% and the expected life of the warrants of five years. The fair value allocated to the warrants amounted to $4.9 million and $19.9 million was recorded as an increase to common stock, net of costs.

On August 16, 2012, 9,654 common stock purchase warrants issued on April 4, 2011 in conjunction with the private placement were exercised.  The number of shares issued in the cashless exercise transaction consisted of 5,653 shares of common stock. The fair value of the exercised warrants estimated at the date of grant using the Black-Scholes option pricing model was $36.

On April 4, 2011, the Company completed a private placement resulting in gross proceeds of $35.7 million. Under the terms of the offering, the Company issued 5,549,895 units including 123,121 units relating to the conversion of the convertible debt, which was issued on March 24, 2011 and which converted automatically on closing, at a subscription price of CND$6.22 (or $6.42, as converted); each unit consisting of one share of common stock and thirty one-hundredths (0.30) of a share of common stock purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of CND$7.46 (or $7.71 as converted) (representing 120% of the market price). The issuance costs of the units amounted to $2.0 million. The net proceeds were allocated to common stock and warrants based on their relative fair values.

The fair value of the warrants issued on April 4, 2011 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions: weighted average risk-free interest rate of 2.76%; dividend yield of nil; volatility factor of 86.2% and the expected life of the warrants of five years. The fair value allocated to the warrants amounted to $6.2 million and $27.4 million was recorded as an increase to common stock.

Stock-based compensation plan

The Company has in place a stock option plan (the “Plan”) for the benefit of employees, directors, officers and consultants of the Company, which was amended by resolution of the shareholders of the Company on September 17, 2002, April 23, 2004, April 19, 2007, June 14, 2011 and most recently on June 27, 2012. The Plan was amended to increase the authorized share options available to be purchased to 700,000 from 240,000. As of December 31, 2012, there were 137,628 stock options available to be issued.

Most options vest over a period of four years, 20% on the date of award and 20% on each of the next four anniversary dates. The vesting period of the stock options is at the discretion of the Company’s Board of Directors. The exercise price of any option granted under the Plan is based on the fair market value of common stock, determined by the closing sale price of the shares of common stock on the Toronto Stock Exchange, on the day before the stock options are granted, or if no sale is reported on that day, the “Market price” shall be deemed to be the volume weighted average trading price for the shares of common stock for the five days preceding the date of grant during which the shares of common stock were traded. The term of an option will not exceed ten years from the date of the grant and all options awarded after March 2005 have a five-year term.

The changes to the number of stock options granted by the Company and their weighted average exercise price are as follows:

	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	177,364	$26.50	43,036	$130.00
Granted	532,304	11.00	157,333	17.50
Forfeited	(147,112)	15.00	(20,251)	145.00
Expired	(2,741)	167.00	(2,754)	181.50
Exercised	—	—	—	—
Balance, end of year	559,815	15.00	177,364	26.50
Options exercisable, end of year	159,017	$22.50	59,454	$47.50

The Company recorded stock-based compensation expense of $0.8 million and $1.2 million in research and development expenses and general and administrative expenses, respectively during the year ended December 31, 2012.  The Company recorded stock-based compensation expense of $0.3 million and $0.7 million in research and development expenses and general and administrative expenses, respectively during the year ended December 31, 2011.

In the years ended December 31, 2012 and 2011, no stock-based compensation expense was capitalized and there were no recognized tax benefits associated with the stock-based compensation charge.

The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions:

	Year ended December 31,
Weighted average	2012	2011
Risk-free interest rate	1.18%	2.04%
Dividend yield	0%	0%
Volatility factor	116.43%	116.79%
Expected life in years	4.42	4.27

The estimated fair value of the options is amortized to expense over the option’s vesting period. The weighted average fair value of stock options granted under the Black-Scholes option pricing model and the above assumptions amounted to $8.50 and $13.50 in the year ended December 31, 2012 and 2011, respectively. The expected life of the options is based on historical data and current expectation and is not necessarily indicative of exercise patterns that may occur. Volatility is determined based on historical share price history, over a period similar to the expected life of the options, which may also not be necessarily indicative of the actual outcome. The risk-free interest rate is the rate for periods equal to the expected term of share option based on the Canadian Treasury yield in effect at the time of grant.

Vested and unvested expected to vest at December 31, 2012	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)
Outstanding at December 31, 2012	559,815	$15.00	4.34
Exercisable at December 31, 2012	159,017	22.50	3.94

The total compensation cost not yet recognized as of December 31, 2012 related to non-vested option awards was $2.4 million which will be recognized over a weighted-average period of 2.13 years.

14. TAXATION

Tax expense

The income tax expense reported differs from the amount of the tax expense (recovery) computed by applying Canadian federal and the applicable provincial statutory rates to loss before income taxes. The Canadian combined statutory rates were 26.90% in 2012 and 28.40% in 2011. The reasons for the differences and the related tax effects are as follows (in thousands):

	For the years ended December 31,
	2012	2011
Statutory federal and provincial taxes	$(5,446)	$(2,777)
Increase (decrease) in taxes recoverable resulting from:
Effect of change in valuation allowance	5,145	2,829
Non-deductible stock-based compensation	539	267
Non-deductible expenses for tax purposes	3	2
Tax credits not taxable in Quebec	(70)	(106)
Share issue costs	(183)	(112)
Tax benefits on capitalized expenses	(1)	(24)
Effect of foreign jurisdiction tax expense	39	—
Other differences	13	(79)
Income tax expense	$39	$—

The provision for the income tax expense, which relates to the United States, are as follows and relate to the wholly-owned subsidiary MethylGene US Inc. (in thousands):

	For the years ended December 31,
	2012	2011
Current income tax expense
Current period	$39	$—
Income tax expense	$39	$—

Deferred tax

Deferred tax relates to the following (in thousands):

	December 31,
Deferred tax asset	2012	2011
Assets
Tangible and intangible depreciable assets	$853	$833
Inventory	757	474
Provisions	30	8
Financing fees	628	414
Net operating loss carry forwards	6,883	3,490
Scientific research and experimental development expenditures	4,245	2,406
Deferred tax assets	13,396	7,625
Valuation allowance	(13,396)	(7,625)
Net deferred tax assets	$—	$—

Total valuation allowance increased by $5.8 million for the year ended December 31, 2012.  The Company has evaluated positive and negative evidence bearing upon the ability of its deferred tax assets to be realized. The Company has determined that it is more likely than not that it will not recognize the benefits of its federal and provincial deferred tax assets and, as a result, has established a full valuation allowance against its deferred tax assets as of December 31, 2012.

For Canadian I.C. Federal income tax purposes, the Company’s Canadian federal scientific research and experimental development expenditures amounted to $15.1 million and $8.5 million for the years ended December 31, 2012 and 2011, respectively and for provincial income tax purposes amounted to $16.6 million and $9.4 million for the years ended December 31, 2012 and 2011, respectively. These expenditures are available to reduce future taxable income and have an unlimited carry forward period. Scientific research and development expenditures are subject to verification by the taxation authorities, and accordingly, these amounts may vary by a material amount.

The Company’s net operating loss carry forwards (“NOLs”) for Canadian federal income tax purposes, were $25.5 million and $13.0 million at December 31, 2012 and 2011, respectively. The Company’s NOLs were $25.7 million and $13.1 million at December 31, 2012 and 2011, respectively, for provincial tax purposes.

The NOLs are available to offset future taxable income from Canadian federal and provincial tax sources and the tax benefits of which have not been recognized in the consolidated financial statements.  The NOLs expire as follows (in thousands):

	Federal	Provincial
Expires in:
2030	$5,907	$5,984
2031	7,059	7,066
2032	12,547	12,632
	$25,513	$25,682

The Company’s Canadian operations have been audited for provincial tax purposes up to and including December 31, 2009.  For Canadian federal tax purposes, the Company remains subject to audit for the December 31, 2008 and subsequent taxation years.  Where taxation years remain open, the Company considers it reasonably possible that issues may be raised or tax positions agreed to with the taxation authorities, which may result in increases or decreases of the balance of non-refundable ITCs and NOLs.  However, an estimate of such increases and decreases cannot be currently made.

A reconciliation of the beginning and ending gross amounts of unrecognized tax positions adopted by the Company are as follows (in thousands):

	Federal		Provincial
	December 31,		December 31,
	2012	2011	2012	2011
Unrecognized tax positions, beginning of year	$157	$155	$3	$1
Gross decrease — current period tax positions	—	—	—	—
Gross increase — current period tax positions	2	2	2	2
Unrecognized tax positions, end of year	$159	$157	$5	$3

The Company had no accrual for interest or penalties on tax matters as at December 31, 2012 and 2011 and the Company had no ongoing tax audits as of December 31, 2012.

15. INVESTMENT TAX CREDITS

The Company is eligible to claim Canadian federal and provincial ITCs for eligible scientific research and development expenditures.  The Company records ITCs based on management’s best estimates of the amount to be recovered and ITCs claimed are subject to audit by the taxation authorities and accordingly, may vary by a material amount.

The Company recorded provincial refundable ITCs as a reduction of research and development expenditures of $1.7 million (including a $1.1 million favorable adjustment resulting from a statutory audit), and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

The Company’s non-refundable Canadian federal ITCs amount to $3.0 million  and $1.8 million at December 31, 2012 and 2011, respectively, and relate to scientific research and development expenditures, which may be utilized to reduce Canadian federal income taxes payable in future years.  The benefits of the non-refundable Canadian federal ITCs have not been recognized in the financial statements and will be recorded as reduction of tax expense when realized.

The non-refundable investment tax credits expire as follows (in thousands):

Federal ITC
Expires in:
2030	$760
2031	1,000
2032	1,266
$3,026

16. NET LOSS PER SHARE

Basic and diluted

Net loss per share is calculated by dividing the net loss of the Company by the weighted average number of shares of common stock outstanding during the year.

	Year ended December 31,
(in thousands except for share and per share amounts)	2012	2011
Net loss and comprehensive loss for the year	$(20,286)	$(9,778)
Weighted average number of shares of common stock	6,762,985	4,944,184
Basic and diluted net loss per share	$(3.00)	$(1.98)

Common stock equivalents from warrants and options were excluded from weighted average number of shares of common stock outstanding for the purpose of calculating diluted net loss per share, because the effect is anti-dilutive.

17. COMMITMENTS AND CONTINGENCIES

(i) Operating leases

The Company is committed under operating leases for the lease of its premises and certain office equipment. Future minimum annual payments required over the next three years are as follows (in thousands):

Minimum Lease Payments
2013	$203
2014	153
2015	17
$373

During the year ended December 31, 2011, the Company entered into a lease agreement with the landlord for a 36-month term from September 1, 2011 to August 31, 2014, which included an element of free rent that will be amortized over the term of the lease.  Expense of $85 thousand and $28 thousand was recorded in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2012 and 2011, respectively.

The Company entered into a lease agreement in Princeton, New Jersey regarding MethylGene US Inc.  The lease term is 36 months which started May 1, 2012 and will end April 30, 2015.

Lease expense was $305 thousand and $190 thousand for the years ended December 31, 2012 and 2011, respectively.

(ii) Research and development contracts

The Company is committed to several ongoing clinical development supplier contracts. Future commitments relating to these contracts at December 31, 2012 amounted to approximately $392 thousand which is expected to be paid in 2013.

(iii) Other guarantees

The Company regularly enters into agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from the use of the intellectual property. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. The Company has granted indemnifications to corporate partners, contract research organizations, contract manufacturers and clinical trial sites and others.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

18. SEGMENT INFORMATION

The Company operates in a single business segment from one facility in Canada and one in the USA.

The Company’s revenues were derived from collaboration partners located as follows (in thousands):

	Year ended December 31,
	2012	2011
United States	$—	$3
Japan	—	3,141
	$—	$3,144

The Company’s long lived assets are located as follows (in thousands):

	Year ended December 31,
	2012	2011
Canada	$299	$219
United States	34	—
	$333	$219

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present information about assets that are measured at fair value on a recurring basis for the periods presented and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

There were no transfers in or out of Level 1 or Level 2 measurements for the periods presented as follows (in thousands):

	December 31, 2012	Level 1	Level 2	Level 3
Cash equivalents	$15,580	$—	$15,580	$—
Marketable securities and term deposits	$18,580	$—	$18,580	$—
Restricted cash equivalents and marketable securities	$374	$—	$374	$—

	December 31, 2011	Level 1	Level 2	Level 3
Cash equivalents	$8,595	$—	$8,595	$—
Marketable securities and term deposits	$18,563	$—	$18,563	$—
Restricted cash equivalents and marketable securities	$644	$—	$644	$—

20. CONCENTRATION OF CREDIT RISK

The maximum exposure to credit risk of the Company at December 31, 2012 is the carrying value of its cash and cash equivalents, marketable securities, restricted cash equivalents and marketable securities, interest receivable, other receivables and security deposits. The Company has an investment policy that monitors the safety and preservation of investments made, which requires them to be highly rated and which limits the amount invested in any one issuer. The investments are reviewed quarterly by the Audit Committee.

The Company also manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in investments from banking, governmental or highly rated companies with securities that are traded on active markets and are capable of immediate liquidation, subject to some minor market price variations upon sale.

Cash and cash equivalents and restricted cash are comprised of bankers’ acceptances, treasury bills, commercial papers, promissory notes and term deposits at December 31, 2012 (bankers’ acceptances, treasury bills, commercial papers and promissory notes at December 31, 2011).  Cash and cash equivalents and restricted cash as of December 31, 2012 and 2011are held in two Canadian chartered banks and are as follows (in thousands):

	December 31,
	2012	2011
Cash and cash equivalents	$18,403	$9,882
Restricted cash equivalents and marketable securities	374	644
	$18,777	$10,526

Management has determined that other receivables are collectible and has not recorded a provision against these amounts.

The Company continues to have ongoing license and collaboration agreements with three partners. As per the term of these agreements there were no revenues or expenses with these partners in 2012.  In 2011 two corporate partners accounted for 78% and 11%, of revenues and expenses, respectively.

21. SUBSEQUENT EVENTS

For its financial statements as of December 31, 2012 and for the year then ended, the Company evaluated subsequent events through May 8, 2013, the date on which those financial statements were originally available to be issued.

The Company regularly reviews its functional currency. Based on a detailed analysis of projected expenses the Company has determined that it will transition to the United States dollar as its functional currency effective January 1, 2013.

Mirati was incorporated under the laws of the State of Delaware on April 29, 2013. The Company was created to enter into an arrangement agreement described below.

On May 8, 2013, the Company’s Board of Directors approved and the Company entered into an arrangement agreement with MethylGene. Subject to the terms and conditions of the arrangement agreement, which was consummated on June 28, 2013, the shareholders of MethylGene received one share of the Company’s common stock in exchange for every 50 common shares of MethylGene, which had the effect of a 50 for 1 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act. Such transaction is referred to herein as the Arrangement.  In addition, all outstanding options and warrants to purchase common shares of MethylGene became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate adjustment was made to the exercise price or conversion price, as applicable. Upon completion of the Arrangement, MethylGene became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued at the closing of the Arrangement were issued in reliance upon the exemption from registration under Section 3(A)(10) of the Securities Act of 1933, as amended.

Mirati Therapeutics, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$10,993	$18,403
Marketable securities and term deposits	18,504	18,580
Restricted cash equivalents and marketable securities	295	302
Interest and other receivables	166	507
Other current assets	1,563	1,537
Total current assets	31,521	39,329

Security deposits	121	67
Restricted cash equivalents and marketable securities	81	72
Property and equipment, net	401	333
Total assets	$32,124	$39,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5,739	5,272
Current portion of other liability	68	68
Warrant liability	11,823	—
Total current liabilities	17,630	5,340

Other liability	27	45
Total liabilities	17,657	5,385

Stockholders’ equity
Preferred stock, $0.001 par value, 10,000,000 shares authorized; none issued and outstanding at both March 31, 2013 and December 31, 2012	—	—
Common stock, $0.001 par value; 100,000,000 authorized; 9,957,739 issued and outstanding at both March 31, 2013 and December 31, 2012	10	10
Warrants	—	11,153
Additional paid-in capital	154,686	154,224
Accumulated other comprehensive income	9,520	9,520
Accumulated deficit	(149,749)	(140,491)
Total stockholders’ equity	14,467	34,416
Total liabilities and stockholders’ equity	$32,124	$39,801

Subsequent event (Note 14)

See accompanying notes

Mirati Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands except for share and per share amounts)

(Unaudited)

	Three months ended March 31,
	2013	2012
Expenses
Research and development, net	5,475	2,204
General and administrative	2,524	1,220
Total operating expenses	7,999	3,424
Loss from operations	(7,999)	(3,424)
Other income, net	3,801	68
Loss before income taxes	(4,198)	(3,356)
Income tax expense	19	—
Net loss and comprehensive loss	$(4,217)	$(3,356)
Basic and diluted net loss per share	$(0.42)	$(0.53)
Weighted average number of shares used in computing net loss per share, basic and diluted	9,957,739	6,358,267

Mirati Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,
	2013	2012
Operating activities
Net loss	$(4,217)	$(3,356)
Non-cash adjustments reconciling net loss to operating cash flows
Depreciation of property and equipment	22	33
Stock -based compensation expense	462	390
Change in fair value of warrant liability	(4,371)	—
Lease incentive	(18)	21
Changes in operating assets and liabilities
Interest and other receivables	341	(19)
Other current assets	(26)	(461)
Accounts payable and accrued liabilities	467	(1,069)
Cash flows used for operating activities	(7,340)	(4,461)

Investing activities
Purchases of property and equipment	(90)	(2)
Purchases of marketable securities and term deposits	(16,021)	(3,592)
Security deposit	(54)	—
Restricted cash equivalents and marketable securities	(2)	—
Disposal and maturities of marketable securities and term deposits	16,097	3,495
Cash flows used for investing activities	(70)	(99)

Financing activities
Costs of reorganization	—	(3)
Cash flows used for financing activities	—	(3)

Decrease in cash and cash equivalents	(7,410)	(4,563)
Effect of exchange rate changes on cash and cash equivalents	—	176
Cash and cash equivalents, beginning of period	18,403	9,882
Cash and cash equivalents, end of period	$10,993	$5,495

See accompanying notes

1. DESCRIPTION OF BUSINESS

Mirati Therapeutics, Inc. (“Mirati” or the “Company”) is a biopharmaceutical company and its primary business purpose is to develop and commercialize novel therapeutics for cancer. Mirati’s common shares have been listed on the Toronto Stock Exchange since June 29, 2004 under the ticker symbol “MYG”.

MethylGene US Inc., a wholly-owned subsidiary incorporated in Princeton, New Jersey, USA on December 20, 2011, started business activity in 2012. The Company has a subsidiary in Canada, MethylGene Inc., (“MethylGene”).  Refer to Note 2 under the heading Basis of presentation for further discussion of the Company’s corporate structure.

2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements as of March 31, 2013, and for the three months ended March 31, 2013 and 2012 have been prepared using significant accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements included in this Registration Statement.  In the opinion of management, the information reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results for a full year. The consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date, but does not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For more complete financial information, these financial statements should be read in conjunction with the audited consolidated financial statements included in Mirati’s Registration Statement on Form 10 filed with the Securities and Exchange Commission.

Mirati was incorporated under the laws of the State of Delaware on April 29, 2013. The Company was created to enter into an arrangement agreement described below.

On May 8, 2013, the Company’s Board of Directors approved and the Company entered into an arrangement agreement with MethylGene. Subject to the terms and conditions of the arrangement agreement, the shareholders of MethylGene received one share of the Company’s common stock in exchange for every 50 common shares of MethylGene, which had the effect of a 1 for 50 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act.  Such transaction is referred to herein as the “Arrangement”.  In addition, all outstanding options and warrants to purchase common shares of MethylGene became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate adjustment was made to the exercise price or conversion price, as applicable. Upon completion of the Arrangement, MethylGene became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued at the closing of the Arrangement were issued in reliance upon the exemption from registration under Section 3(A)(10) of the Securities Act of 1933, as amended. These financial statements reflect the completion of the Arrangement, which was consummated on June 28, 2013 (refer to note 14).

These condensed interim consolidated financial statements are presented in U.S. dollars, which effective January 1, 2013, is also the functional currency of the Company.

The Company has not early adopted any standard or amendment that has been issued but not yet effective.

3.  SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Transactions

Foreign currency transactions are initially recorded by the Company using the exchange rates prevailing at the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period-end rates of exchange. Non-monetary assets and liabilities are translated at the historical exchange rates. Exchange gains and losses arising from the translation of foreign currency items are included in other income in the consolidated statements of operations and comprehensive loss.  The Company recognized net foreign exchange losses of $644 thousand and zero in other income in the consolidated statement of operations and comprehensive loss for the three months ended March 31, 2013 and 2012, respectively.

Reclassification of Warrants

In 2011 and 2012, the Company issued common stock purchase warrants in connection with the issuance of common stock through private placements with exercise prices denominated in Canadian dollars, referred to as the 2011 Warrants and 2012 Warrants, respectively. Upon the issuance of these common stock purchase warrants, the Company allocated the net proceeds to common stock and warrants based on their relative fair values, and calculated the fair value of the issued common stock purchase warrants utilizing the Black-Scholes option-pricing model. The allocated fair value was then recorded as warrants within stockholders’ equity on the consolidated balance sheet. The fair value was not remeasured in periods subsequent to the date of issuance.

The change in its functional currency to the U.S. dollar effective January 1, 2013 changed how the Company accounts for its warrants which have exercise prices denominated in Canadian dollars. Upon the change in functional currency, the Company classified these warrants as a current liability and recorded a warrant liability of $16.2 million which represents the fair market value of the warrants at that date in accordance with Accounting Standards Codification, or ASC, 815, “Derivatives and Hedging”.  The initial fair value recorded as warrants within stockholders’ equity of $11.2 million was reversed. The change in fair value related to periods prior to January 1, 2013 of $5.0 million was recorded as an adjustment to accumulated deficit. At each reporting period subsequent to January 1, 2013, the Company will adjust the fair value of the warrant liability and any corresponding increase or decrease to the warrant liability will be recorded as a component of other income (expense) on the consolidated statement of operations and comprehensive loss. The estimated fair value is determined using the Black-Scholes option-pricing model based on the estimated value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying common stock. The fair value of the warrant liability was $11.8 million at March 31, 2013 and we recorded a gain of $4.4 million for the three months ended March 31, 2013 which is included in other income in the consolidated statement of operations and comprehensive loss.

4. COLLABORATION AGREEMENTS

Taiho Pharmaceutical Co., Ltd.

In October 2003, the Company entered into a license, research and development collaboration agreement with Taiho Pharmaceutical Co. Ltd. (Taiho) for mocetinostat, its clinical candidate, and its small molecule HDAC inhibitor program for oncology for Japan, South Korea, Taiwan, and China. Under the terms of the agreement, the Company received an up-front license fee, equity investment and a contract research payment of $3.8 million. In addition, the Company received $9.3 million for preclinical and clinical funding through January 2006 and $2.0 million for milestone payments in 2006 resulting in total proceeds of $15.0 million.  In addition, the Company may receive milestone payments based on successful development, regulatory approval, and commercialization of an HDAC oncology product, and will receive royalties based on sales of HDAC oncology products in these territories as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range, depending upon the total dollar amount of annual net sales, subject to reduction by a percentage in the range of 20-30% in the event a generic competitor is introduced in a particular market, other than in China. The term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or ten years after the first commercial sale in Japan. Additionally, Taiho has a unilateral right to terminate the agreement for any reason with 30 days written notice, and we have a unilateral right to terminate the agreement if Taiho fails to make an undisputed payment. An arbitrator may terminate the agreement for a breach of obligations if such breach has remained uncured for 90 days. Following its determination to stop the development of mocetinistat in 2011 the Company’s substantive obligations in connection to this program ended.  There was no revenue recognized from this agreement in either the three months ended March 31, 2013 or 2012.

Otsuka Pharmaceutical Co. Ltd.

On March 25, 2008, the Company entered into a worldwide research collaboration and license agreement with Otsuka Pharmaceutical Co. Ltd. (Otsuka) for the development of novel, small molecule, kinase inhibitors for local delivery and treatment of ocular diseases, excluding cancer. The Company was responsible for the design, characterization and initial screening of kinase inhibitors and determining which compounds to synthesize. Otsuka was responsible for funding efficacy and toxicity studies, as well as preclinical and clinical development of compounds. Otsuka is also responsible for the global commercialization of any resulting product. Under the terms of the agreement, the Company received an up-front license fee of $2.0 million. There was no revenue recognized from this agreement in either the three months ended March 31, 2013 or 2012.  The Company may receive up to $50.5 million based on successful development, regulatory, commercialization and sales milestones and will receive royalties as a percentage of annual net sales, which percentage is in the mid-single digit to mid-teen percent range, dependent upon the total dollor amount of annual net sales, subject to a reduction by a percentage in the range of 40-50% in the event a generic competitor is introduced in a particular market, or intellectual property protection in a particular market does not exist or expires. The Company may receive aggregate milestone payments of up to $50.5 million under this agreement as follows: $7.5 million relates to development activities, $22.0 million relates to the completion of regulatory approvals and $21.0 million relates to the achievement of certain sale goals. Otsuka provided the Company with $1.9 million in research funding for the initial 18 months of the research collaboration which was then extended on three occasions: September 10, 2009; April 23, 2010 and June 30, 2010. The research component of the agreement ended on June 30, 2011, subsequent to which the Company no longer has any significant ongoing obligations. The Company received a total of $4.5 million in research funding from the research component of this agreement. In October 2009, Otsuka made, in relation to the terms of the agreement, a $1.5 million equity investment in the Company’s shares of common stock at a share price of CND$21.30 (or $20.75, as converted) in which was a 20% premium over the five-day volume-weighted average closing price at the date of the transaction. Total proceeds in connection with this agreement, including the equity component amounts to $8.0 million. On June 30, 2010, the collaboration agreement was amended to, among certain other changes, provide Otsuka the rights to synthesize a limited number of compounds predetermined by the Company. A lead molecule was selected in June 2011 for further development. Otsuka is currently advancing the lead compound through late preclinical development. The term of the agreement will, on a country-by-country basis, continue until expiration of the last to expire issued patent, or if no patent has issued in such country, then 12 years after the first sale of a licensed product by Otsuka. Otsuka has a unilateral right to terminate the agreement for any reason with 90 days written notice and either party may terminate the agreement for a breach of obligations of the other party if such breach has remained uncured for 120 days (or 30 days for a breach of payment). Termination of Otsuka’s Rights, in the event of a breach by Otsuka in one of its territories, will not affect its rights in non-breached territories.

EnVivo Pharmaceuticals

In March 2004, the Company entered into a proof of concept and option agreement with EnVivo Pharmaceuticals, Inc. (EnVivo) focusing on the treatment and prevention of neurodegenerative diseases, to exploit its HDAC inhibitors in diseases such as Huntington’s, Parkinson’s, and Alzheimer’s. On February 7, 2005 the Company signed an exclusive research, collaboration and license agreement. During the year ended December 31, 2005, EnVivo paid the Company $600 thousand for research, plus a $500 thousand license fee for a total of $1.1 million. As part of this agreement, EnVivo received a warrant to purchase 1,050 shares of common stock of the Company at an exercise price of CND$214.30 (or $171.55, as converted). The warrant expired on March 4, 2007. On February 6, 2008, the Company exercised its right to opt-out of the program. As a result, the Company has granted EnVivo exclusive rights to its HDAC inhibitors for neurodegenerative diseases and the Company ceased research and development funding for this program. The Company will receive royalties equal to a single digit percentage of net sales of any approved compound and will share in any sublicense income from future partnerships that EnVivo may enter into. The duration of the agreement is subject to future events. Termination can occur due to a material breach which is not cured within 30 days; or insolvency; or the agreement terminates upon mutual agreement by the parties or when no product is under development or being commercialized. The Company did not recognize any revenues in connection with this agreement in either the three months ended March 31, 2013 or 2012. The Company does not have any significant ongoing obligations in connection with this agreement.

5. CASH AND CASH EQUIVALENTS

(in thousands)	March 31, 2013	December 31, 2012
Cash at bank and on hand	$3,170	$2,823
Bankers’ acceptances	982	1,369
Treasury bills	4,922	5,026
Promissory notes	—	6,020
Commercial papers	1,181	753
Term deposit notes	738	2,714
	10,993	18,705

Less: restricted cash equivalents	—	(302)
	10,993	$18,403

6. MARKETABLE SECURITIES AND TERM DEPOSITS

(in thousands)	March 31, 2013	December 31, 2012
Bankers’ acceptances issued in Canadian currency, earning interest at rates ranging from 1.05% to 1.12% (1.20% in 2012) and maturing on various dates from May 24, 2013 to June 7, 2013 (February 19, 2013 in 2012).	$376	$72

Commercial papers issued in Canadian currency, earning interest at rates ranging from 1.01% to 1.12% (1.01% to 1.12% in 2012) and maturing on various dates from April 30, 2013 to August 15, 2013 (February 21, 2013 to May 14, 2013 in 2012).	4,032	5,026

Commercial papers issued in U.S. currency, earning interest at 0.15% and maturing on April 25, 2013.	989	—

Treasury bills issued in Canadian currency, earning interest at 1.056% and maturing on July 31, 2013.	1,045	—

Guaranteed investment certificates issued in Canadian currency, earning interest at rates ranging from 1.15% to 1.20% (1.15% to 1.35% in 2012) and maturing on various dates from May 13, 2013 to September 16, 2013 (January 7, 2013 to September 16, 2013 in 2012).	6,434	6,518

Term deposits issued in Canadian currency, earning interest at rates ranging from 1.33% to 1.38% (1.30% to 1.33% in 2012) and maturing on various dates from April 15, 2013 to June 17, 2013 (March 18, 2013 to April 15, 2013 in 2012).	6,004	7,036
	18,880	18,652
Less restricted marketable securities	(376)	(72)
	$18,504	$18,580

7. INTEREST AND OTHER RECEIVABLES

(in thousands)	March 31, 2013	December 31, 2012
Other receivables	$107	$425
Interest receivable	59	82
	$166	$507

8. OTHER CURRENT ASSETS

(in thousands)	March 31, 2013	December 31, 2012
Refundable research and development tax credits	$809	$593
Commodity taxes	204	165
Prepaid expenses	550	779
	$1,563	$1,537

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	March 31, 2013	December 31, 2012
Accounts payable	$1,197	$1,752
Accrued compensation and benefits	1,808	834
Accrued expenses	2,734	2,686
	$5,739	$5,272

10. INVESTMENT TAX CREDITS

For the three-month period ended March 31, 2013, the Company recorded $229 related to refundable investment tax credits as a reduction of research and development expenses.

11. NET LOSS PER SHARE

Basic and diluted

Net loss per share is calculated by dividing the net loss of the Company by the weighted average number of shares of common stock outstanding during the year.

	Three months ended March 31,
(in thousands except for share and per share amounts)	2013	2012
Net loss and comprehensive loss for the year	$(4,217)	$(3,356)
Weighted average number of common shares	9,957,739	6,358,267
Basic and diluted net loss per share	$(0.42)	$(0.53)

Common stock equivalents from warrants and options were excluded from weighted average number of shares of common stock outstanding for the purpose of calculating diluted net loss per share, because the effect is anti-dilutive.

12. FAIR VALUE MEASUREMENT AND FINANCIAL INSTRUMENTS

The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis for the periods presented and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

There were no transfers in or out of Level 1, Level 2 or Level 3 measurements for the periods presented (in thousands):

	March 31, 2013	Level 1	Level 2	Level 3
Cash equivalents	$7,823	$—	$7,823	$—
Marketable securities	18,504	—	18,504	—
Restricted cash equivalents and marketable securities	376	—	376	—
Warrant liability	11,823	—	—	11,823
	$38,526	$—	$26,703	$11,823

	December 31, 2012	Level 1	Level 2	Level 3
Cash equivalents	$15,580	$—	$15,580	$—
Marketable securities	18,580	—	18,580	—
Restricted cash equivalents and marketable securities	374	—	374	—
Warrant liability	—	—	—	—
	$34,534	$—	$34,534	$—

The following table presents a reconciliation of the warrant liability measured at fair value using significant unobservable inputs (Level 3) from January 1, 2013 to March 31, 2013 (in thousands):

	Three Months Ended March 31,
	2013	2012
Liabilities:
Balance at beginning of period:	$16,194	$—
Change in fair value of warrant liability included in other income	4,371	—
Balance at end of period:	$11,823	$—

The fair value of the warrant liability was calculated utilizing the Black-Scholes option-pricing model, using the following assumptions:

	January 1, 2013		March 31, 2013
	2011 Warrants	2012 Warrants	2011 Warrants	2012 Warrants
Risk-free interest rate	1.2%	1.4%	1.1%	1.3%
Volatility	107.5%	116.3%	110.4%	114.8%
Dividend Yield	0%	0%	0%	0%
Expected life in years	3.3	4.9	3.0	4.6

Other financial assets

The Company’s other financial assets consist of interest receivable, other receivables and security deposits. The carrying amount of these financial assets is a reasonable approximation of their fair value due to the short-term nature of these financial assets.

Other financial liabilities

The Company’s other financial liabilities include accounts payable and accrued liabilities. The carrying value of the accounts payable and accrued liabilities approximates their fair value due to the short-term nature of these financial liabilities.

13. CONCENTRATION OF CREDIT RISK

The maximum exposure to credit risk of the Company at December 31, 2012 is the carrying value of its cash and cash equivalents, marketable securities, restricted cash equivalents and marketable securities, interest receivable, other receivables and security deposits. The Company has an investment policy that monitors the safety and preservation of investments made, which requires them to be highly rated and which limits the amount invested in any one issuer. The investments are reviewed quarterly by the Audit Committee.

The Company also manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in investments from banking, governmental or highly rated companies with securities that are traded on active markets and are capable of immediate liquidation, subject to some minor market price variations upon sale.

Cash and cash equivalents and restricted cash are comprised of bankers’ acceptances, treasury bills, commercial papers, promissory notes and term deposits at March 31, 2013 (bankers’ acceptances, treasury bills, commercial papers and promissory notes at December 31, 2012).  Cash and cash equivalents and restricted cash as of March 31, 2013 and December 31, 2012 are held in two Canadian chartered banks and are as follows (in thousands):

	March 31, 2013	December 31, 2012
Cash equivalents	$10,993	$18,403
Restricted cash	376	374
	$11,369	$18,777

Management has determined that other receivables are collectible and has not recorded a provision against these amounts.

The Company continues to have ongoing license and collaboration agreements with three partners. As per the term of these agreements there were no revenues or expenses with these partners for the period ended March 31, 2013 and 2012.

14. SUBSEQUENT EVENTS

For its financial statements as of March 31, 2013 and for the three-months then ended, the Company evaluated subsequent events through May 10, 2013, the date on which those financial statements were originally available to be issued.

On May 8, 2013, the Company’s Board of Directors approved and the Company entered into an arrangement agreement with MethylGene. Subject to the terms and conditions of the arrangement agreement, the shareholders of MethylGene received one share of the Company’s common stock in exchange for every 50 common shares of MethylGene, which had the effect of a 1 for 50 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act.  Such transaction is referred to herein as the “Arrangement”.  In addition, all outstanding options and warrants to purchase common shares of MethylGene became exercisable on a 50-for-1 basis for shares of our common stock, and a proportionate adjustment was made to the exercise price or conversion price, as applicable. Upon consummation of the Arrangement on June 28, 2013, MethylGene became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued at the closing of the Arrangement were issued in reliance upon the exemption from registration under Section 3(A)(10) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIRATI THERAPEUTICS, INC.

Date: July 8, 2013	By	/s/ Charles M. Baum M.D., Ph.D.
		Name:	Charles M. Baum M.D., Ph.D
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
2.1	Arrangement Agreement, dated May 8, 2013, by and between MethylGene Inc. and the Registrant. (1)
3.1	Amended and Restated Certificate of Incorporation. (1)
3.2	Bylaws. (1)
4.1	Form of Common Stock Certificate. (1)
10.1	Form of Securities Purchase Agreement relating to the 2011 private placement. (1)
10.2	Form of Securities Purchase Agreement relating to the 2012 private placement. (1)
10.3	Form of Warrant Certificate issued in connection with the 2011 private placement. (1)
10.4	Form of Warrant Certificate issued in connection with the 2012 private placement. (1)
10.5*	Amended and Restated Incentive Stock Option Plan. (1)
10.6*	Form of 2013 Equity Incentive Plan and Form of Stock Option Grant Notice and Form of Stock Option Agreement thereunder. (1)
10. 7*	Form of 2013 Employee Stock Purchase Plan. (1)
10.8†	Research Collaboration and License Agreement, dated March 25 2008, by and between MethylGene Inc. and Otsuka Pharmaceutical Co., Ltd.
10.9	Letter Agreement, dated August 8, 2009, by Otsuka Pharmaceutical Co., Ltd., relating to Research Collaboration and License Agreement dated March 25, 2008. (1)
10.10†	Letter Agreement, dated April 14, 2010, by and between MethylGene Inc. and Otsuka Pharmaceutical Co., Ltd., relating to Research Collaboration and License Agreement dated March 25, 2008. (1)
10.11†	First Amendment to Research Collaboration and License Agreement, dated March 25, 2010, by and between MethylGene Inc. and Otsuka Pharmaceutical Co., Ltd. (1)
10.12†	Collaboration and License Agreement, dated October 16, 2003, by and between MethylGene Inc. and Taiho Pharmaceutical Co. Ltd.
10.13†	Amendment Number One to Collaboration and License Agreement, dated January 25, 2005, by and between MethylGene Inc. and Taiho Pharmaceutical Co., Ltd. (1)
10.14†	Letter Agreement, dated January 25, 2005, by and between MethylGene Inc. and Taiho Pharmaceutical Co., Ltd., relating to Collaboration and License Agreement dated October 16, 2003. (1)
10.15†	Collaboration Agreement, dated February 7, 2005, by and between MethylGene Inc. and EnVivo Pharmaceuticals, Inc. (1)
10.16†	Back-Out, Amendment and Release Agreement, dated January 31, 2008, by and between MethylGene Inc. and EnVivo Pharmaceuticals, Inc. (1)
10.17*	Senior Executive Employment Agreement, dated September 24, 2012, by and among MethylGene Inc. and Dr. Charles M. Baum. (1)
10.18*	Senior Executive Employment Agreement, dated September 13, 2010, by and among MethylGene Inc. and Mr. Charles Grubsztajn. (1)
10.19*	Employment Agreement, dated August 18, 2011, by and between MethylGene Inc. and Klaus Kepper. (1)
10.20*	Employment Agreement, dated February 15, 2013, by and between MethylGene Inc. and Mark J. Gergen. (1)

Exhibit	Description
10.21*	Employment Agreement, dated January 4, 2012, by and between MethylGene Inc. and Dr. Rachel W. Humphrey. (1)
10.22*	Employment Agreement, dated January 1, 1999, by and between MethylGene Inc. and Jeffrey Besterman. (1)
10.23*	Letter Agreement, dated December 18, 2008, by and between MethylGene Inc. and Jeffrey Besterman. (1)
10.24*	Termination Agreement and Release, dated September 21, 2012, by and between MethylGene Inc. and Charles Grubsztajn. (1)
10.25	Agreement of Lease, dated February 2, 2012, by and between MethylGene Inc. and GE Q-Tech Real Estate Holdings Inc. (1)
10.26	Amendment #1, dated June 18, 2012, by and between MethylGene Inc. and GE Q-Tech Real Estate Holdings Inc., relating to Agreement of Lease, dated February 2, 2012. (1)
10.27	Office Agreement, dated November 20, 2012, by and between Registrant and Regus Management Group, LLC. (1)
10.28	Addendum to Service Agreement, dated January 4, 2013, by and between MethylGene Inc. and HQ Global Workplaces. (1)
10.29*	Amended and Restated Employment Agreement, dated July 2, 2013, by and between the Registrant and Dr. Charles M. Baum.
10.30*	Amended and Restated Employment Agreement, dated July 2, 2013, by and between the Registrant and Mark J. Gergen.
10.31*	Amended and Restated Employment Agreement, dated July 8, 2013, by and between the Registrant and Dr. Rachel Humphrey.
21.1	Subsidiaries of the Registrant. (1)
23.1	Consent of Independent Registered Public Accounting Firm.

†                 Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.

*                 Indicates management contract or compensatory plan.

(1)   Previously Filed.